
11006173

Jamba, Inc.


SEC MAIL PROCESSING
RECEIVED
APR 08 2011
WASH, D.C.
211
SECTION



Jamba Juice®

- ◆ Letter to Stockholders
- ◆ Notice of 2011 Annual Meeting
- ◆ Proxy Statement
- ◆ 2010 Annual Report on Form 10-K
- ◆ Corporate and Stockholder Information


jamba juice

April 8, 2011

Dear Stockholders,

2010 was a transformative year for Jamba. We made excellent progress against our Blend Plan, completing all of our critical priorities for the year. These priorities were focused on reducing costs and expenses, ensuring a customer-first operationally focused service culture, expanding our menu across all day parts, accelerating the development of our franchise system, including the completion of our refranchising initiative and building a robust portfolio of consumer products through our licensing initiative.

Of particular significance for Jamba, was our improvement in comparable store sales which is reflected in our achievement of 0.2% positive comparable Company-owned store sales in the fourth quarter of 2010. Our results reflect sequential improvement in comparable Company-owned store sales in six of seven quarters and the first positive quarter of Company-owned comparable stores sales since 2007. These results leave us optimistic about our goal to achieve positive Company-owned comparable store sales in 2011. For the full year, our comparable store sales results were a decrease of 2.3%.

Earlier this year, we also announced a supply-chain distribution alliance with SYGMA, a national food service distribution Company owned by Sysco Corporation. This alliance will enable us to consolidate distribution channels and achieve greater efficiency in our overall supply chain. This alliance will additionally position Jamba to achieve faster expansion of services into existing and new geographic locations which will be critical as we seek to expand the brand into new markets and new territories.

During 2010, we successfully grew our menu offerings to include grab-and-go items, hot beverages, specialty frozen yogurt, and new snacks and baked goods. We are pleased that our licensing initiative continues to accelerate. We signed nine license agreements and of those agreements, commercialized four new products lines, which are now in over 10,000 points of retail distribution.

In 2010, Jamba made significant accomplishments in the transition to a more franchise-oriented organization, with the opening of 30 new franchise stores. We also signed a purchase agreement to refranchise 41 stores in the Midwest which we expect to close in early 2011. Upon execution of this transaction we will have completed the sale of 173 stores exceeding our goal of refranchising up to 150 stores. We also signed a development agreement with SPC, a leading food company with more than 4,500 retail locations, to develop more than 200 stores in South Korea over the next 10 years. SPC has already opened their first international location in the Incheon Airport in Seoul.

Over the past two years, Jamba Juice has made significant progress in the transformation from a smoothie chain to one of the most recognized and trusted healthy product brands. The Jamba brand has never been stronger and it continues to strengthen. Our scorecard shows that Jamba is now more relevant for consumers, with significant improvement in several key areas. We are the top-of-mind smoothie company and the number one smoothie chain. Additionally, we continue to be highly recognized as a brand that offers healthy beverage and food solutions. The strength of our brand fuels our optimism about the future and the progress we're making in our transformation.

Our actions and achievements, are not just turning around the Company, we are transforming Jamba. We are establishing a business model, an organization and a roadmap that will drive accelerated growth well into the future.

Thank you for your continued support of our Company.

James D. White
Chairman, President and Chief Executive Officer


jamba juice

April 8, 2011

TO THE STOCKHOLDERS OF
JAMBA, INC.:

You are cordially invited to attend the 2011 Annual Meeting of Stockholders of Jamba, Inc. (the "Company") on May 19, 2011, at 8:00 a.m. local time, which will be held at the Company's principal offices, located at 6475 Christie Avenue, Suite 150, Emeryville, CA 94608.

Details of business to be conducted at the Annual Meeting are described in the Notice of Annual Meeting of Stockholders and Proxy Statement. At the Annual Meeting, the Company will present a report on its operations during the past year and respond to questions from stockholders. Accompanying this Proxy Statement is the Company's 2010 Annual Report to Stockholders.

The Company is pleased to take advantage of Securities and Exchange Commission rules that allow companies to furnish proxy materials to stockholders over the Internet. We believe that these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of the Annual Meeting. On or about April 8, 2011, you were provided with a Notice of Internet Availability of Proxy Materials ("Notice") and provided access to our proxy materials over the Internet. The Notice also provides instructions on how to vote online or by telephone and includes instructions on how to receive a paper copy of the proxy materials by mail.

We hope that you will attend the Annual Meeting. Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by telephone, by Internet or, if you have received a paper copy of your proxy materials by mail, by completing, signing, dating and returning your proxy card in the envelope provided.

Sincerely yours,

JAMES D. WHITE
Chairman, President and Chief Executive Officer

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual Meeting of Stockholders, we urge you to vote and submit your proxy by telephone, the Internet or by mail in order to ensure the presence of a quorum. If you attend the meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you will have the right to revoke the proxy and vote your shares in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary.


jamba juice

JAMBA, INC.
6475 Christie Avenue, Suite 150
Emeryville, California 94608

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 19, 2011

Dear Stockholder:

You are invited to attend the 2011 Annual Meeting of Stockholders of Jamba, Inc., a Delaware corporation (the "Company") (the "Annual Meeting"), which will be held at the Company's principal offices located at 6475 Christie Avenue, Suite 150, Emeryville, CA 94608 on May 19, 2011, at 8:00 a.m. local time, for the following purposes:

1. To elect six nominees as directors to serve until the next Annual Meeting and until their successors have been elected and qualified.

2. To ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending January 3, 2012.

3. To vote on a non-binding advisory resolution regarding executive compensation.

4. To vote on how frequently a non-binding advisory resolution regarding executive compensation will be submitted to stockholders in the future.

5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Stockholders of record at the close of business on March 24, 2011 are entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof. For ten days prior to the Annual Meeting, a complete list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder, for any purpose relating to the Annual Meeting, during ordinary business hours at our principal offices located at 6475 Christie Avenue, Suite 150, Emeryville, CA 94608.

By Order of the Board of Directors,

Michael W. Fox

MICHAEL W. FOX
Secretary

Emeryville, California
April 8, 2011

IMPORTANT: Please vote and submit your proxy by telephone, the Internet or, if you have received a paper copy of the proxy materials by mail, by completing and promptly mailing your proxy card in the postage-paid envelope provided to assure that your shares are represented at the meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 19, 2011

This Proxy Statement relating to the 2011 Annual Meeting of Stockholders and the Annual Report to Stockholders for the year ended December 28, 2010 are available at www.proxyvote.com.

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

The accompanying proxy is solicited by the Board of Directors of Jamba, Inc., a Delaware corporation ("Jamba," "Company," "we," "us," and "our"), for use at its 2011 Annual Meeting of Stockholders to be held on May 19, 2011, or any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. This proxy statement and the enclosed proxy are being made available to stockholders on or about April 8, 2011.

SOLICITATION AND VOTING

Voting Securities. Only stockholders of record as of the close of business on March 24, 2011 (the "Record Date") will be entitled to vote at the meeting and any postponement or adjournment thereof. As of the Record Date, there were 65,828,924 shares of common stock of the Company (the "Common Stock") outstanding, all of which are entitled to vote with respect to all matters to be acted upon at the Annual Meeting. As of the Record Date, there were 114,049 shares of Series B-1 Preferred Stock ("the Series B-1 Preferred") outstanding and 66,240 shares of Series B-2 Preferred Stock (the "Series B-2 Preferred") outstanding. By virtue of their ownership, and as permitted under our Certificate of Designation, Preferences and Rights of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock (the "Certificate of Designation"), the holders of Series B-1 Preferred are entitled to elect, voting as a separate class, two directors to our Board (the "Series B-1 Directors"), and the holders of Series B-2 Preferred are entitled to elect, voting as a separate class, one director to our Board (the "Series B-2 Director"). The holders of our Series B-1 Preferred have indicated their intent to re-elect Andrew R. Heyer and Beth Bronner as the Series B-1 Directors. The holders of our Series B-2 Preferred have indicated their intent to re-elect Michael Serruya as the Series B-2 Director. The holders of the Series B-1 Preferred and Series B-2 Preferred are entitled to vote together with the holders of our Common Stock on all other matters submitted to a vote.

Each stockholder of record as of the Record Date is entitled to one vote for each share of Common Stock held by him or her, 100 votes for each share of Series B-1 Preferred held by him or her, or 100 votes for each share of Series B-2 Preferred held by him or her. Our Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Amended and Restated Certificate of Incorporation of the Company, as amended to date (the "Restated Certificate"). Our current Restated Certificate does not have any other requirements for a quorum of the stockholders. Votes for and against, abstentions and "broker non-votes" will each be counted as present for purposes of determining the presence of a quorum.

Broker Non-Votes. A broker non-vote occurs when a broker submits a proxy card with respect to shares held in a fiduciary capacity (typically referred to as being held in "street name") but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. Routine matters include the ratification of selection of auditors. Non-routine matters include the election of directors and amendments to or adoptions of stock plans.

Solicitation of Proxies. We will bear the cost of soliciting proxies. In addition to soliciting stockholders by mail through our employees, we will request banks, brokers and other custodians, nominees and fiduciaries to solicit customers for whom they hold our stock and will reimburse them for their reasonable, out-of-pocket costs. We may use the services of our employees, officers, directors and others to solicit proxies, personally or by telephone, without additional compensation.

Voting of Proxies. Stockholders whose shares are registered in their own names may vote (1) by returning a proxy card, (2) via the Internet at www.proxyvote.com, or (3) by telephone at 1-800-690-6903. Specific instructions to be followed by any registered stockholder interested in voting via the Internet or by telephone are set forth in the notice by mail described below or, if you receive a paper copy of the proxy materials, on the proxy card provided.

"Notice and Access" Model. The SEC's proxy rules set forth how companies must provide proxy materials. These rules are often referred to as "notice and access." Under the notice and access model, a company may select either of the following options for making proxy materials available to stockholders: (i) the full set delivery option; or (ii) the notice only option. A company may use a single method for all its stockholders, or use full set delivery for some while adopting the notice only option for others. We must comply with these rules in connection with our 2011 Annual Meeting.

Under the full set delivery option a company delivers all proxy materials to its stockholders by mail or, if a stockholder has previously agreed, electronically. In addition to delivering proxy materials to stockholders, the company must post all proxy materials on a publicly-accessible web site (other than the SEC's web site) and provide information to stockholders about how to access that web site and the hosted materials. Under the notice only option, instead of delivering its proxy materials to stockholders, the company instead delivers a "Notice of Internet Availability of Proxy Materials" which outlines (i) information regarding the date and time of the meeting of stockholders as well as the items to be considered at the meeting; (ii) information regarding the web site where the proxy materials are posted; and (iii) various means by which a stockholder can request paper or email copies of the proxy materials.

In connection with our 2011 Annual Meeting, we have elected to use the notice only option. Accordingly, you should have received a notice by mail instructing you how to access proxy materials at http://www.proxyvote.com and providing you with a control number you can use to vote your shares. You may request that the Company deliver paper copies of the proxy materials as well.

All valid proxies received before the meeting will be exercised. All shares represented by a proxy will be voted, and where a proxy specifies a stockholder's choice with respect to any matter to be acted upon, the shares will be voted in accordance with that specification. If no choice is indicated on the proxy, the shares will be voted in favor of the proposal. A stockholder whose shares are registered in their own name has the power to revoke his or her proxy at any time before it is exercised by delivering to the Secretary of the Company a written instrument revoking the proxy or a duly executed proxy with a later date, or by attending the meeting and voting in person. If you hold shares in street name, through a bank, broker or other nominee, please contact the bank, broker or other nominee to revoke your proxy.

Annual Meeting Attendance

You are entitled to attend the Annual Meeting only if you were a Company stockholder as of the Record Date or you hold a valid proxy for the Annual Meeting. Since seating is limited, admission to the meeting will be on a first-come first-served basis. You should be prepared to present photo identification for admittance. If you are not a stockholder of record but hold shares as a beneficial owner through a broker, bank, trustee or nominee (i.e., in street name), you should provide proof of beneficial ownership as of the Record Date, such as your most recent account statement prior to the Record Date, a copy of the voting instruction card provided by your broker, bank, trustee or nominee, or other similar evidence of ownership. In addition, the Notice will serve as proof of stock ownership as of the Record Date.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

In accordance with the Company's bylaws (the "Bylaws"), the Board of Directors of the Company (hereinafter referred to as the "Board" or the "Board of Directors") has currently set the size of the Board at nine members and there are currently eight members serving, with one vacancy. The terms of the current directors expire upon the election and qualification of the directors to be elected at the Annual Meeting. The Board has nominated six persons for election at the Annual Meeting to serve until the 2012 Annual Meeting of Stockholders and until their successors are duly elected and qualified. All nominees for election to the Board are presently directors of Jamba other than Ms. Fritzi G. Woods, who is standing for election to the Board for the first time at the Annual Meeting. The holders of our Series B-1 Preferred, voting as a separate class, will elect two additional directors. The holders of our Series B-2 Preferred, voting as a separate class, will elect one additional director. Set forth below is information regarding the nominees to the Board for election as a director.

Each nominee has agreed to be named in this proxy statement and to serve if elected. If any of the nominees declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election (although we know of no reason to anticipate such an occurrence), the proxies may be voted for such substitute nominee(s) as we may designate.

If a quorum is present and voting, each of the six nominees receiving a higher number of votes cast "for" such nominee than "against" such nominee will be elected. Proxies cannot be voted for more than six nominees. Abstentions, "broker non-votes" and withheld votes will not count towards election of any director nominee. Under our Bylaws, if an incumbent director standing for re-election is not re-elected, the director shall tender his or her resignation to the Board. The Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject such director's resignation. The Board will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The Nominating and Corporate Governance Committee in making its recommendation, and the Board in making its ultimate decision, may each consider any factors or other information that they consider appropriate and relevant. The director who tenders his or her resignation will not participate in the recommendation of the Nominating and Corporate Governance Committee or the Board's decision with respect to his or her resignation.

If a director's resignation is accepted by the Board, then the Board may fill the resulting vacancy or may decrease the size of the Board as permitted by our Bylaws.

The six Company nominees to the Board to serve until the next Annual Meeting and until their successors have been duly elected and qualified are as follows:

Name	Age	Director Since
James D. White	50	2008
Lesley H. Howe	66	2007
Richard L. Federico	56	2006
Brian Swette	57	2006
Michael A. Depatie	54	2010
Fritzi G. Woods	51	NA

As permitted under our Certificate of Designation, the holders of our Series B-1 Preferred have indicated their intent to re-elect Andrew R. Heyer and Beth Bronner as the Series B-1 Directors and the holders of our Series B-2 Preferred have indicated their intent to re-elect Michael Serruya as the Series B-2 Director, in each case to serve on the Board until the next Annual Meeting and until their successors have been duly elected and qualified. Their respective ages and dates of prior service on the Board are as follows:

Name	Age	Director Since
Beth Bronner	59	2009
Andrew R. Heyer	53	2009
Michael Serruya	46	2009

The principal occupations and qualifications of each of the six Company nominees for director and the directors elected by the holders of our Series B-1 Preferred and our Series B-2 Preferred are as follows. There are no family relationships among any of our directors or executive officers.

JAMES D. WHITE has served as a member of our Board of Directors and our President and Chief Executive Officer since December 2008. Previously, Mr. White was Senior Vice President of Consumer Brands for Safeway, Inc. with responsibility for brand strategy, innovation, manufacturing and commercial sales from 2005 to 2008. Prior to Safeway, Mr. White was Senior Vice President of Business Development, North America at the Gillette Company, where his responsibilities included centralized marketing, sales, retail execution, marketing planning and Canadian operations from 2002 to 2005. Mr. White also held executive and management roles with Nestlé Purina from 1987 to 2005, including Vice President, Customer Interface Group from 1999 to 2002, and Vice President, Customer Development East from 1997 to 1999.

Mr. White has been re-appointed Chairman of the Board contingent upon his re-election to the Board at the Annual Meeting. Mr. White's position as our President and Chief Executive Officer and his extensive consumer products and senior management experience make him particularly qualified for service on our Board.

LESLEY H. HOWE has been a member of our Board of Directors since December 2007. Mr. Howe has over 40 years of financial and management experience, spending more than 30 years with the international accounting firm of KPMG LLP, where he was a senior partner and from 1994-1997 served as Area Managing Partner for the Los Angeles office. He served as CEO of Consumer Networks LLC, a San Diego-based internet marketing and promotions company from 2001 until its sale in 2007. Mr. Howe is a member of the board of directors of P.F. Chang's China Bistro Inc., NuVasive, Inc., Volcano Corporation and a privately held corporation.

Mr. Howe has been re-appointed Lead Director contingent upon his re-election to the Board at the Annual Meeting. The Lead Director chairs executive sessions of Jamba's independent directors and has the authority to call such sessions. The Lead Director also participates in the preparation of agendas and schedules for meetings of the Board, coordinates with the Chairman regarding the flow of information to the directors, serves as a liaison between the independent directors and management, and chairs meetings of the Board in the Chairman's absence. Mr. Howe's extensive experience in public accounting and his financial expertise make him particularly qualified for service on our Board and Audit Committee of the Board.

RICHARD L. FEDERICO has been a member of our Board of Directors since November 2006. Mr. Federico had previously served as a director of Jamba Juice Company from October 2004 to November 2006. Since January 2009, Mr. Federico has served as Co-Chief Executive Officer and Chairman of the Board of P.F. Chang's China Bistro Inc., previously serving as their Chief Executive Officer from September 1997 and as a director from February 1996. In December 2000, Mr. Federico was named Chairman of the Board of P.F. Chang's China Bistro Inc. From February 1989 to January 1996, Mr. Federico served as President of the Italian Concepts division of Brinker International, Inc., where he was responsible for concept development and operations. Mr. Federico's business acumen and experience in leading a successful publicly-held restaurant concept make him particularly qualified for service on our Board, our Nominating and Corporate Governance Committee and our Audit Committee of the Board.

BRIAN SWETTE has been a member of our Board of Directors since November 2006. Mr. Swette has served as a board member of Burger King Corporation since 2002. He is also an investor and board member in FRS Company, Care.com and Shutterfly. Mr. Swette served in several capacities at eBay from 1998 through the end of 2002, including Chief Operating Officer and Vice President of Marketing. He led eBay's penetration into international markets, oversaw the development of its marketing, managed the implementation of its fixed-price strategy and chartered a course into new business categories such as automotive and business-to-business. Prior to eBay, Mr. Swette was Executive Vice President and Chief Marketing Officer of Pepsi-Cola where he was one of the architects of Pepsi's move into the water, tea, coffee and juice categories. Prior to Pepsi-Cola, Mr. Swette spent four years as a Brand Manager at Procter & Gamble. Mr. Swette is a Trustee of Arizona State University, Endeavor.org and The Global Institute of Sustainability. Mr. Swette's knowledge and expertise on brand and marketing, and his experience on other public company boards of directors, make him particularly qualified for service on our Board and our Compensation and Executive Development Committee and Nominating and Corporate Governance Committee of the Board.

MICHAEL A. DEPATIE has been a member of our Board of Directors since November 2010. Mr. Depatie has served as Chief Executive Officer of Kimpton Hotels and Restaurants, LLC since July 2006 and is also a member of Kimpton's board of directors. Prior to being elected as Kimpton's Chief Executive Officer, Mr. Depatie served as their President from September 2005 having joined the Kimpton family of companies as Chief Executive Officer for real estate for Kimpton Group Holding, LLC in 2003. Kimpton is the largest developer and operator of boutique hotels with 51 hotels presently in 23 U.S. cities. Mr. Depatie is responsible for all aspects of Kimpton's development and operating activities. He also oversees the investment of the $157 million Kimpton Hospitality Partners Fund I and $202 million Kimpton Hospitality Partners Fund II. Prior to Kimpton, Mr. Depatie held senior finance and development roles in a number of rapidly growing lodging companies including Residence Inn and Summerfield Suites. Prior to his current position, Mr. Depatie was the Chief Financial Officer of Sunterra, a NYSE listed resort hotel vacation ownership company and NYSE listed La Quinta, a national chain of limited service hotels. Mr. Depatie's extensive senior management experience and his financial expertise make him particularly qualified for service on our Board and Audit Committee of the Board.

FRITZI G. WOODS is being nominated as a member of our Board of Directors for the first time at the Annual Meeting. Ms. Woods has served as Chief Executive Officer and President of Women's Foodservice Forum, the premier organization for delivering relevant content, developing competence and building connections to advance women and drive growth for foodservice manufacturers, distributors and operators since 2010. From 2003 to 2010, Ms. Woods served as Chief Executive Officer and President of PrimeSource FoodService Equipment, Inc., a leading restaurant equipment distribution company, supporting over 20,000 restaurants from the world's leading restaurant chains in over 40 countries. Ms. Woods continues to serve as the chairman of the board of PrimeSource. Ms. Woods' extensive senior management experience and her financial expertise make her particularly qualified for service on our Board and Audit Committee of the Board.

BETH BRONNER has been a member of our Board since June 2009. Ms. Bronner is a Managing Director of Mistral Equity Partners and has served in that capacity since September 2007. Ms. Bronner served as Senior Vice President and Chief Marketing Officer for Jim Beam Brands Worldwide, Inc., from September 2003 to July 2006. From May 2001 to September 2003, Ms. Bronner served as a private consultant and president of a private realty company. She has also previously served in executive roles at ADVO, Inc., Sunbeam Corporation, Citibank, N.A., AT&T Company, Revlon and Haagen-Dazs and has held senior marketing positions across a diverse group of consumer focused product and service industries during her career. Ms. Bronner currently serves on the board of directors and chairs the compensation committee of Assurant, Inc. Ms. Bronner was also a member of the board of directors and the governance committee of The Hain Celestial Group, Inc. from 1993 to 2010. Previously, Ms. Bronner served on the board of directors and audit committee of Coolbrands

International, Inc. from 2003 to 2006. She also currently serves on the boards of several not for profit organizations including The Goodman Theater. Ms. Bronner's business and management experience in the consumer focused product and services industries makes her particularly qualified for service on our Board.

ANDREW R. HEYER has been a member of our Board of Directors since June 2009. Mr. Heyer is the Chief Executive Officer and a Managing Director of Mistral Capital Management, LLC, a private equity fund. From 2000 to 2007, Mr. Heyer was a Managing Partner of Trimaran Capital Partners, L.L.C., a private equity firm and a member of the Investment Committee of Trimaran Advisors, L.L.C., which is the investment advisor to a series of collateralized loan obligation funds. Mr. Heyer was formerly a vice chairman of CIBC World Markets Corp., which he joined in 1995, and a co-head of the CIBC Argosy Merchant Banking Funds. Mr. Heyer also served on the board of directors and audit committees of Las Vegas Sands and Hain Celestial Group from 2007-2008 and 2007-2009, respectively. Mr. Heyer currently serves on the board of directors of Charlie Brown's Acquisition Corp., El Pollo Loco, Inc., Brite Media Group LLC and Village Voice Media, LLC., Shearers Food and Chef Solutions, and he serves on the board of overseers of the University of Pennsylvania School Health Systems and is a member of the board of trustees of the University of Pennsylvania. Mr. Heyer's business, financial and investment experience in the consumer focused product and services industries makes him particularly qualified for service on our Board.

MICHAEL SERRUYA has been a member of our Board since June 2009. Mr. Serruya co-founded CoolBrands International, Inc. in 1986 and served as its President and Chief Executive Officer from 2006 until November 2010. Mr. Serruya served as a director of CoolBrands from 1994 until November 2010. Mr. Serruya was also President, Chief Executive Officer and Chairman of CoolBrands' predecessor, Yogen Früz World-Wide Inc. He is also director of Swisher Hygiene Inc. and a director and member of the Audit Committee of Response Genetics, Inc. Mr. Serruya's experience in leading a quick service restaurant franchise organization, and his licensing and consumer products expertise make him particularly qualified for service on our Board.

Background information on the officers of the Company other than Mr. White can be found in our Annual Report on Form 10-K filed with the SEC on March 14, 2011 under the heading "Executive Officers."

Recommendations of the Board of Directors

The Board of Directors recommends a vote "FOR" our nominees named above.

CORPORATE GOVERNANCE

Director Independence

The Board of Directors has determined that, except for James D. White, each of the Company director nominees standing for election, and each of the directors intended to be elected by the holders of Series B-1 Preferred and Series B-2 Preferred, has no relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is an "independent director" as defined by the applicable NASDAQ rules and the rules and regulations of the Securities and Exchange Commission (the "SEC"). In determining the independence of our directors, the Board of Directors has adopted the independence standards that mirror the criteria specified by applicable law and regulations of the SEC and the NASDAQ. In making the determination of independence of our non-management directors, the Board of Directors evaluated the independence of Messrs. Heyer and Serruya and Ms. Bronner in connection with past equity transactions with the Company and in the cases of Mr. Heyer and Ms. Bronner it also considered the payment of monitoring fees by the Company to Mistral Capital Management, LLC.

Board Leadership Structure

Our Board leadership structure currently consists of a Chairman, a Chief Executive Officer and a Lead Director. In the current structure, the roles of Chief Executive Officer and Chairman of our Board are combined, and the Lead Director is elected annually by all independent directors. James D. White has served as our Chief Executive Officer since 2008 and as Chairman since the 2010 Annual Meeting of Stockholders. Lesley H. Howe has served as our Lead Director since the 2010 Annual Meeting of Stockholders.

The Board believes that Mr. White is best situated to serve as Chairman because he is the director most familiar with the Company's business and industry, possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and is thus best positioned to develop agendas that ensure that the Board's time and attention are focused on the most critical matters. The Company's independent directors bring experience, oversight and expertise from outside the Company, while the CEO brings Company-specific experience and expertise. The Board believes that the combined role of Chairman and Chief Executive Officer facilitates information flow between management and the Board, which are essential to effective corporate governance.

Additionally, one of the responsibilities of the Board is to work with management to develop strategic direction and hold management accountable for the execution of strategy once it is developed. The Board believes the combined role of Chairman and Chief Executive Officer, together with an independent Lead Director having the duties described below, is in the best interest of our stockholders because it provides the appropriate balance between strategy development and independent oversight of management.

Mr. Howe was appointed in 2010 by the independent members of our Board as our Lead Director. Mr. Howe has been re-appointed Lead Director contingent upon his re-election to the Board at the Annual Meeting. Mr. Howe's duties as Lead Director include:

- setting the agenda and serving as chairman for the executive sessions of the independent directors;
- serving as liaison between the Chairman and the independent directors, including communicating to the Chairman, as appropriate, the results of executive sessions of the independent directors;
- ensuring that independent directors have adequate opportunities to meet without management present, including authority to call meetings of the independent directors;
- approving the agenda and information sent in connection with Board meetings and ensuring that the other independent directors also have an opportunity to provide input on the agenda;
- approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; and
- chairing Board meetings if the Chairman is unable to attend.

Our Board elects our President, Chief Financial Officer, Secretary and all executive officers. All executive officers serve at the discretion of our Board. Each of our officers devotes his full time to our affairs. Our directors devote time to our affairs as is necessary to discharge their duties. In addition, our Board has the authority to retain its own advisers to assist it in the discharge of its duties. There are no family relationships among any of our directors, officers or key employees.

Board's Role in Risk Oversight

Our Board has an active role, as a whole and also at the committee level, in overseeing management of the risks we face. This role is one of informed oversight rather than direct management of risk. Our Board regularly reviews and consults with management on strategic direction, challenges and risks we face. Our Board also reviews and discusses with management quarterly financial results and forecasts. The Audit Committee of our Board oversees management of financial risks, and its charter tasks the committee to provide oversight of and review at least annually our risk management policies. The Compensation and Executive Development Committee of our Board is responsible for overseeing the management of risks relating to and arising from our executive compensation plans and arrangements. These committees provide regular reports to the full Board.

Management is tasked with the direct management and oversight of legal, financial, and commercial compliance matters, which includes identification and mitigation of associated areas of risk. The General Counsel provides regular reports of legal risks to our Board and committees. The Chief Financial Officer and the Controller provide regular reports to the Audit Committee concerning financial, tax and audit related risks. In addition, the Audit Committee receives periodic reports from management on our compliance programs and efforts, investment policy and practices and the results of various internal audit projects. Management and the Compensation and Executive Development Committee's compensation consultant provide analysis of risks related to our compensation programs and practices to the Compensation and Executive Development Committee.

Certain Relationships and Related Transactions

The Company has entered into indemnity agreements with certain officers and directors which provide, among other things, that Jamba will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Jamba, and otherwise to the fullest extent permitted under Delaware law and our Bylaws.

The Company paid $0.1 million to Mistral Capital Management, LLC for monitoring fees pursuant to the securities purchase agreement for the sale of its Series B-1 Preferred. Mistral Capital Management, LLC serves as an investment manager to certain funds who hold shares of the Company's Series B-1 Preferred. Two members of the Company's Board of Directors, Andrew R. Heyer and Beth L. Bronner, hold positions as General Partner and Managing Director, respectively, of Mistral Capital Management, LLC. These fees were in addition to the Board fees otherwise payable to Mr. Heyer and Ms. Bronner which were also paid to Mistral Capital Management, LLC.

In November 2010, the Company entered into a non-binding letter of intent with Yogen Fruz for franchise development rights in Canada. A definitive agreement has not yet been entered into. Our director, Michael Serruya, was a founder and former chief executive officer of Yogen Fruz, and his family members continue to own 100% of the beneficial ownership interests in Yogen Fruz. In addition, the ultimate beneficial owners of CanBa Investments, LLC, a greater than 5% beneficial holder of the Company, are all members of the Serruya family. Mr. Serruya has advised the Board of Directors that he intends to resign as a director of the Company, effective upon the Company's entering into a master development agreement with Yogen Fruz.

Other than the foregoing, there were no relationships or related party transactions in the fiscal year ended December 28, 2010 requiring disclosure in this Proxy Statement.

Procedures for Approval of Related Person Transactions

Any request for us to enter into a transaction with an executive officer, director or employee, or any of such persons' immediate family members or affiliates, must first be presented to our Audit Committee for review, consideration and approval. In approving or rejecting the proposed agreement, our Audit Committee will review each such transaction for potential conflicts of interest or improprieties in a manner consistent with our internal Policy Statement on Related Party Transactions.

Executive Sessions

Non-management directors regularly meet in executive session without management present each time our Board of Directors holds its regularly scheduled meetings.

Committees and Meeting Attendance

The Board of Directors has a standing Audit Committee, a Compensation and Executive Development Committee and a Nominating and Corporate Governance Committee. Each of these committees operates under a written charter adopted by the Board of Directors. Copies of these charters can be obtained on our website by going to http://ir.jambajuice.com and following the "Corporate Governance" link. The Board of Directors held 10 meetings during Fiscal 2010. Each of the standing committees of the Board of Directors held the number of meetings indicated in the table below. During Fiscal 2010, each of our directors except for Michael A. Depatie (who was not able to attend one of the two Board meetings held following his appointment due to a conflict) attended at least 75% of the total number of meetings of the Board of Directors and all of the committees of the Board of Directors held during the period in which such director served. Directors are expected to make every effort to attend our annual meetings of stockholders; eight of the ten directors then serving attended the Company's last Annual Meeting of Stockholders held on May 20, 2010.

The following table sets forth the three standing committees of the Board of Directors, the current and former members of each committee during Fiscal 2010 and the number of meetings held by each such committee during Fiscal 2010:

Name of Director	Audit	Compensation and Executive Development	Nominating and Corporate Governance
Richard L. Federico	Member		Chair
Brian Swette		Chair	Member
Lesley H. Howe (1)	Chair	Member	
Andrew R. Heyer (2)		Member	
Beth Bronner (3)			Member
Michael Serruya (4)	Member		
Michael A. Depatie (5)	Member		
Steven R. Berrard (6)			Former Member
Thomas C. Byrne (7)	Former Member	Former Member	
Ramon Martin-Busutil (8)		Former Member	
Number of Meetings:	5	8	4

(1) Mr. Howe began serving on our Compensation and Executive Development Committee on May 20, 2010.
(2) Mr. Heyer began serving on our Compensation and Executive Development Committee on May 20, 2010.
(3) Ms. Bronner began serving on our Nominating and Corporate Governance Committee on May 20, 2010.
(4) Mr. Serruya began serving on our Audit Committee on May 20, 2010.
(5) Mr. Depatie began serving on our Audit Committee on November 2, 2010.
(6) Mr. Berrard served on our Nominating and Corporate Governance Committee until the 2010 Annual Meeting of Stockholders.
(7) Mr. Byrne served on our Compensation and Executive Development Committee and our Nominating and Corporate Governance Committee until the 2010 Annual Meeting of Stockholders.
(8) Mr. Martin-Busutil served on our Compensation and Executive Development Committee until the 2010 Annual Meeting of Stockholders.
(9) Ms. Woods will serve on the Audit Committee if she is elected at the Annual Meeting. After the Annual Meeting, Mr. Serruya and Mr. Federico will step down from the Audit Committee, and Mr. Serruya will commence serving on the Nominating and Corporate Governance Committee.

Audit Committee

The current members of the Audit Committee are Lesley H. Howe (Chair), Richard L. Federico, Michael Serruya and Michael A. Depatie.

Each of the members of the Audit Committee is independent for purposes of the applicable NASDAQ rules and the rules and regulations of the SEC as they apply to Audit Committee members.

With the assistance of the Company's legal counsel, the Nominating and Corporate Governance Committee reviewed the applicable legal standards and criteria to determine "audit committee financial expert" status, as well as the answers to annual questionnaires completed by the Board members. On the basis of this review, the Nominating and Corporate Governance Committee delivered a report to the full Board. The Board made a determination that all current members of the Audit Committee are "audit committee financial experts" based upon the Nominating and Corporate Governance Committee's report and each Board member's review of the information made available to the committee.

The Audit Committee operates under a written charter approved by the Board of Directors, a copy of which can be obtained on our website by going to http://ir.jambajuice.com and following the "Corporate Governance" link. As more fully defined in the committee's charter, the functions of the Audit Committee include retaining our independent registered public accounting firm, reviewing their independence, reviewing and approving the planned scope of our annual audit, reviewing and approving any fee arrangements with our independent registered public accounting firm, overseeing their audit work, reviewing and pre-approving any non-audit services that may be performed by them, reviewing the adequacy of accounting and financial controls, reviewing our critical accounting policies and reviewing and approving any related party transactions.

Additional information regarding the Audit Committee is set forth in the Report of the Audit Committee immediately preceding Proposal No. 2.

Compensation and Executive Development Committee

The current members of the Compensation and Executive Development Committee are Brian Swette (Chair), Lesley H. Howe and Andrew R. Heyer. Each of the members of the Compensation and Executive Development Committee is independent for purposes of the applicable NASDAQ rules. The Compensation and Executive Development Committee operates under a written charter approved by the Board of Directors, a copy of which can be obtained on our website by going to http://ir.jambajuice.com and following the "Corporate Governance" link.

As more fully described in the committee's charter, the primary function of the Compensation and Executive Development Committee is to assist the Board of Directors in managing compensation and development for directors and executives. The Compensation and Executive Development Committee's primary duties and responsibilities are to (i) set compensation philosophy and determine executive compensation; (ii) ensure that all components of executive compensation are consistent with the Company's compensation philosophy as in effect from time to time; (iii) evaluate and make recommendations to the Board of Directors on an annual basis concerning compensation of the members of the Board of Directors; and (iv) work with management to devise and execute on an executive development plan and succession planning and practices for the Company. The Compensation and Executive Development Committee's charter does not provide for any delegation of these duties. In addition, the Compensation and Executive Development Committee has the authority under its charter to hire outside consultants and conduct such compensation reviews, investigations and/or surveys as the Compensation and Executive Development Committee may reasonably deem will provide such information as could reasonably and properly be required by the Compensation and Executive Development Committee in the exercise of its duties and responsibilities. In Fiscal 2010, the Company engaged a consultant related to executive compensation matters.

In setting compensation for our members of the Board of Directors, our executive officers provide suggestions on the administration of compensation for our directors to the Compensation and Executive Development Committee. For a description of the role our executive officers play in determining or recommending the amount or form of executive compensation, please see the section below entitled "EXECUTIVE COMPENSATION—Compensation Discussion and Analysis."

Compensation Committee Interlocks and Insider Participation

No member of the Compensation and Executive Development Committee is or has been an officer or employee of the Company during Fiscal 2010. During Fiscal 2010, no member of the Compensation and Executive Development Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During Fiscal 2010, none of the Company's executive officers served on the Compensation and Executive Development Committee or Board of Directors of another entity any of whose executive officers served on the Company's Compensation and Executive Development Committee or Board of Directors.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Richard L. Federico (Chair), Beth Bronner and Brian Swette.

Each of the members of the Nominating and Corporate Governance Committee is independent for purposes of the applicable NASDAQ rules. The Nominating and Corporate Governance Committee operates under a written charter approved by the Board of Directors, a copy of which can be obtained on our website by going to http://ir.jambajuice.com and following the "Corporate Governance" link. As more fully defined in the committee's charter, the Nominating and Corporate Governance Committee considers qualified candidates for appointment and nomination for election to the Board of Directors and makes recommendations concerning such candidates, develops corporate governance principles for recommendation to the Board of Directors and oversees the regular evaluation of our directors and management.

Director Nominations

The Board of Directors has adopted a Director Qualifications and Nominations Policy, the purpose of which is to describe the process by which candidates for possible inclusion in the Company's slate of director nominees are selected. The Director Qualifications and Nominations Policy is administered by the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee annually evaluates the current members of the Board of Directors whose terms are expiring and who are willing to continue in service against the criteria set forth below in determining whether to recommend these directors for election. The Nominating and Corporate Governance Committee regularly assesses the optimum size of the Board of Directors and its committees and the needs of the Board of Directors for various skills, background and business experience in determining if the Board of Directors requires additional candidates for nomination. While the Nominating and Corporate Governance Committee does not have a formal policy on diversity with regard to consideration of director nominees, the Nominating and Corporate Governance Committee considers diversity in its selection of nominees and seeks to have a Board of Directors that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience.

In fulfilling its responsibilities, the Nominating and Corporate Governance Committee considers, among other things, the following factors in reviewing possible candidates for nomination as director:

- the appropriate size of the Company's Board of Directors and its Committees;
- the perceived needs of the Board of Directors for particular skills, background and business experience;

- the skills, background, reputation, and business experience of nominees compared to the skills, background, reputation, and business experience already possessed by other members of the Board of Directors;
- nominees' independence from management;
- applicable regulatory and listing requirements, including independence requirements and legal considerations, such as antitrust compliance;
- the benefits of a constructive working relationship among directors; and
- the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

Candidates for nomination as director come to the attention of the Nominating and Corporate Governance Committee from time to time through incumbent directors, management, stockholders or third parties. These candidates may be considered at meetings of the Nominating and Corporate Governance Committee at any point during the year. Such candidates are evaluated against the criteria set forth above. If the Nominating and Corporate Governance Committee believes at any time that it is desirable that the Board of Directors consider additional candidates for nomination, the Nominating and Corporate Governance Committee may poll directors and management for suggestions or conduct research to identify possible candidates and may engage, if the Nominating and Corporate Governance Committee believes it is appropriate, a third party search firm to assist in identifying qualified candidates.

The Nominating and Corporate Governance Committee will evaluate any recommendation for director nominee proposed by a stockholder. In order to be so evaluated, any recommendation for director nominee submitted by a stockholder must be sent in writing to the Corporate Secretary, Jamba, Inc., 6475 Christie Avenue, Suite 150, Emeryville, CA 94608, 120 days prior to the anniversary of the date proxy statements were released to stockholders in connection with the prior year's annual meeting of stockholders and must contain the following information:

- the candidate's name, age, contact information and present principal occupation or employment; and
- a description of the candidate's qualifications, skills, background, and business experience during, at a minimum, the last five years, including his/her principal occupation and employment and the name and principal business of any corporation or other organization in which the candidate was employed or served as a director.

All directors and director nominees must submit a completed form of directors' and officers' questionnaire as part of the nominating process. The evaluation process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee will evaluate incumbent directors, as well as candidates for director nominee submitted by directors, management and stockholders consistently using the criteria stated in its policy and will select the nominees that in the Nominating and Corporate Governance Committee's judgment best suit the needs of the Board of Directors at that time.

In addition, our Bylaws permit stockholders to nominate directors for consideration at annual meetings, provided the advance notice requirements set forth in our Bylaws have been properly met.

Communications with Directors

Stockholders may communicate with any and all members of our Board of Directors by transmitting correspondence by mail or facsimile addressed to one or more directors by name (or to the Chairman, for a communication addressed to the entire Board of Directors) at the following address and fax number:

Name of the Director(s)
c/o Corporate Secretary
Jamba, Inc.
6475 Christie Avenue, Suite 150
Emeryville, CA 94608
Fax: (510) 653-0643

Communications from our stockholders to one or more directors will be collected and organized by our Corporate Secretary under procedures approved by our independent directors. The Corporate Secretary will forward all communications to the Chairman of the Board of Directors, or to the identified director(s) as soon as practicable, although communications that are abusive, in bad taste or that present safety or security concerns may be handled differently. If multiple communications are received on a similar topic, the Corporate Secretary may, in his or her discretion, forward only representative correspondence.

The Chairman of the Board of Directors will determine whether any communication addressed to the entire Board of Directors should be properly addressed by the entire Board of Directors or a committee thereof. If a communication is sent to the Board of Directors or a Committee, the Chairman of the Board, or the Chairman of that committee, as the case may be, will determine whether a response to the communication is warranted. If a response to the communication is warranted, the content and method of the response will be coordinated with our General Counsel.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all of its employees, including the Chief Executive Officer, Chief Financial Officer and Controller. The Code of Business Conduct and Ethics can be obtained on the Company's website by going to http://ir.jambajuice.com and following the "Corporate Governance" link. The Company intends to post on its website any amendments to or waivers of the Company's Code of Business Conduct and Ethics. The information contained on the Company's website is not part of this document.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines that address the composition of the Board of Directors, criteria for membership on the Board of Directors and other Board of Directors governance matters. These guidelines can be obtained on our website by going to http://ir.jambajuice.com and following the "Corporate Governance" link. A printed copy of the guidelines may also be obtained by any stockholder upon request in writing to Jamba, Inc., c/o ICR, Inc., 441 Lexington Avenue, 4th Floor, New York, NY, by emailing *investors@jambajuice.com* , or by telephoning (203) 682-8200.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Company's Board of Directors is composed of four members and acts under a written charter adopted and approved by the Board of Directors in 2006. The members of the Audit Committee are independent as defined by its charter, the NASDAQ Global Market listing standards and the Securities Exchange Act.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended December 28, 2010 with management, which review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed with KPMG LLP, the Company's independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, its judgment as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended. The independent registered public accounting firm also provided the Audit Committee with the written disclosures required by applicable professional and regulatory standards relating to KPMG's independence from the Company, including the Public Company Accounting Oversight Board pertaining to the independent accountant's communications with the Audit Committee concerning independence. The Audit Committee also reviewed and pre-approved all fees paid to the independent registered public accountants and considered whether KPMG's provision of non-audit services to the Company was compatible with the independence of the independent registered public accountants. The Audit Committee concluded that the independent registered public accountants are independent from the Company and its management.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors, and the Board approved, that the Company's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 28, 2010 for filing with the SEC.

SUBMITTED BY THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

Lesley H. Howe, Chairman
Richard L. Federico
Michael Serruya
Michael A. Depatie

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors requests that stockholders ratify the selection of KPMG LLP as its independent registered public accounting firm to audit the consolidated financial statements of the Company for the fiscal year ending January 3, 2012 ("Fiscal 2011"). KPMG LLP has acted in such capacity since its appointment in fiscal year 2008.

A representative of KPMG LLP is expected to be present at the Annual Meeting with the opportunity to make a statement if the representative desires to do so, and is expected to be available to respond to appropriate questions. At the Annual Meeting, the stockholders are being asked to ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for Fiscal 2011. If the selection of KPMG LLP as auditors for Fiscal 2011 is not approved by stockholders, the adverse vote will be considered by the Audit Committee in its decision to retain KPMG as auditors for 2011. Even if this selection is ratified, the Audit Committee, in its discretion, may direct the engagement of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

Fees for Professional Services

The following table sets forth the aggregate fees billed to the Company for the fiscal year ended December 28, 2010 ("Fiscal 2010") and fiscal year ended December 29, 2009 ("Fiscal 2009") by its independent registered public accounting firm, KPMG LLP and for Fiscal 2009 by its former independent registered public accounting firm, Deloitte & Touche, LLP:

	December 28, 2010 (52 weeks)	December 29, 2009 (52 weeks)
Audit Fees (1)	$746,520	$741,000
Audit-Related Fees (2)	20,900	31,735
Tax Fees (3)	115,644	97,321
All Other Fees	-0-	-0-
Total Fees	$883,064	$870,056

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by our independent registered public accountants in connection with statutory and regulatory filings or engagements. For Fiscal 2010 and Fiscal 2009, professional services provided by KPMG LLP were $746,520 and $721,500 respectively. For Fiscal 2009, professional services provided by Deloitte & Touche LLP were $19,500.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." For Fiscal 2010, Audit-Related Fees of $20,900 were for services performed by KPMG LLP. For Fiscal 2009, Audit-Related Fees include $17,310 for services performed by Deloitte & Touche LLP and $14,425 for services performed by KPMG LLP.

(3) Tax Fees consist of $115,644 and $97,321 for services performed by KPMG LLP for Fiscal 2010 and Fiscal 2009, respectively.

The Audit Committee has considered whether the provisions of services described in the table above are compatible with maintaining auditor independence. Unless a type of service has received general pre-approval, it will require separate pre-approval by the Audit Committee. The Audit Committee has delegated its pre-approval authority to its Chairman, provided the Chairman reports any pre-approval decisions to the full Audit Committee at its next regularly scheduled meeting. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval process. During Fiscal 2010 and Fiscal 2009, all fees paid to our independent auditors were pre-approved in accordance with this policy without exception.

Vote Required and Board of Directors Recommendation

Approval of this proposal requires the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote on this proposal. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have the same effect as a negative vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will have authority to vote your shares on a discretionary basis in favor of the proposal.

The Board of Directors recommends a vote "FOR" the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending January 3, 2012.

PROPOSAL NO. 3

ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION (SAY-ON-PAY)

Background

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, requires that our stockholders have the opportunity to cast an advisory (non-binding) vote on executive compensation commencing with our 2011 Annual Meeting, commonly referred to as a "Say-on-Pay" vote, as well as an advisory vote with respect to whether future Say-on-Pay votes will be held every one, two or three years, which is the subject of Proposal No. 4 in this proxy statement.

The advisory vote on executive compensation is a non-binding vote on the compensation of our "named executive officers," or "NEOs", as described in the Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure, set forth in this proxy statement. Please read the Compensation Discussion and Analysis section of this proxy statement for a detailed discussion about our executive compensation programs, including information about the fiscal 2010 compensation of our NEOs.

The advisory vote on executive compensation is not a vote on our general compensation policies, the compensation of our Board of Directors, or our compensation policies as they relate to risk management. The Dodd-Frank Act requires that we hold the advisory vote on executive compensation at least once every three years.

As described in detail under the heading "EXECUTIVE COMPENSATION—Compensation Discussion and Analysis," our executive compensation programs are designed to deliver pay for performance, drive strong business results, support teamwork and to attract and retain strong talent. We believe that our executive compensation programs are structured in the best manner possible to support our Company and our business objectives. We believe stockholders should consider the following when voting on this proposal:

- Base Salaries. In Fiscal 2010, the Company froze salary increases for our NEO's, other than Ms. Luey. Ms. Luey was awarded an increase based on the increase of her responsibilities and to have her salary more competitive as compared to our peer group.
- Non-Equity Incentive Compensation. Though the NEO's achieved substantially all of the Company's and their respective individual strategic metrics, because the Company's financial performance did not meet established goals for Fiscal 2010, the Compensation and Executive Development Committee awarded bonuses in the range of 40% to 45% of Fiscal 2010 bonus targets.
- Equity Incentive Compensation. In Fiscal 2010, the Compensation and Executive Development Committee targeted stock option grants generally using the 50th percentile range as compared to our peer group. These stock options vest over a four-year period, thus aligning them to long-term stock performance.

The vote solicited by this Proposal No. 3 is advisory, and therefore is not binding on the Company, our Board of Directors or our Compensation and Executive Development Committee, nor will its outcome require the Company, our Board of Directors or our Compensation and Executive Development Committee to take any action. Moreover, the outcome of the vote will not be construed as overruling any decision by the Company or the Board of Directors.

Furthermore, because this non-binding, advisory resolution primarily relates to the compensation of our NEOs that has already been paid or contractually committed, there is generally no opportunity for us to revisit these decisions. However, our Board of Directors, including our Compensation and Executive Development

Committee, values the opinions of our stockholders and, to the extent there is any significant vote against the executive officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and evaluate what actions, if any, may be appropriate to address those concerns.

Stockholders will be asked at the Annual Meeting to approve the following resolution pursuant to this Proposal No. 3:

"RESOLVED, that the stockholders of Jamba, Inc. approve, on an advisory basis, the compensation of the Company's Named Executive Officers, disclosed pursuant to Item 402 of Regulation S-K in the Company's definitive proxy statement for the 2011 Annual Meeting of Stockholders."

Vote Required and Board of Directors Recommendation

Approval of this resolution requires the affirmative vote of a majority of the shares present or represented by proxy and entitled to vote on this proposal. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have the same effect as a negative vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will not have authority to vote your shares. Broker non-votes will have no effect on the outcome of this vote.

The Board of Directors unanimously recommends a vote "FOR" approval of the foregoing resolution.

PROPOSAL NO. 4

ADVISORY (NON-BINDING) VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

In connection with Proposal No. 3 above seeking advisory approval of our executive compensation program, the Dodd-Frank Act also requires that we include in this proxy statement a separate advisory (non-binding) stockholder vote to advise on whether the Say-on-Pay vote should occur every one, two or three years. You have the option to vote for any one of the three options, or to abstain on the matter. For the reasons described below, our Board of Directors recommends that our stockholders select a frequency of three years, or a triennial vote. We are required to solicit stockholder approval on the frequency of future Say-on-Pay proposals at least once every six years, although we may seek stockholder input more frequently.

Our Board of Directors believes that our current executive compensation programs directly link executive compensation to our financial performance and align the interests of our executive officers with those of our stockholders. Our Board of Directors believes that, of the three choices, submitting a nonbinding, advisory Say-on-Pay resolution to stockholders every three years is the most appropriate choice. Our compensation program does not change significantly from year to year and is designed to induce performance over a multi-year period. A vote held every three years would be more consistent with, and provide better input on, our long-term compensation, which constitutes a significant portion of the compensation of our named executive officers. Our Board of Directors believes that stockholder feedback every three years will be more useful as it will provide stockholders with a sufficient period of time to evaluate the overall compensation paid to our NEOs, the components of that compensation and the effectiveness of that compensation. The triennial Say-on-Pay vote will also provide stockholders with the benefit of assessing over a period of years whether the components of the compensation paid to our NEOs have achieved positive results for the Company. A three-year vote cycle also gives the Board of Directors and Compensation and Executive Development Committee sufficient time to thoughtfully consider the results of the advisory vote, to engage with stockholders to understand and respond to the vote results and effectively implement any appropriate changes to our executive compensation policies and procedures.

Our stockholders also have the opportunity to provide additional feedback on important matters involving executive compensation even in the years when Say-on-Pay votes do not occur. For example, the rules of the NASDAQ Global Market require that we seek stockholder approval for new employee equity compensation plans and material revisions thereto. Further, as discussed under the "Communications with Directors" section of this proxy statement, we provide stockholders with an opportunity to communicate directly with the Board of Directors, including on issues of executive compensation.

We understand that our stockholders may have different views as to what is the best approach for Jamba, and we look forward to hearing from our stockholders on this Proposal. The Board of Directors will continue to engage with stockholders on executive compensation between stockholder votes.

You may cast your vote on your preferred voting frequency by choosing the option of three years, two years, one year, or abstain from voting when you vote in response to the resolution set forth below.

"RESOLVED, that the option of once every one year, two years or three years that receives the affirmative vote of the holders of a majority of the shares present or represented by proxy and entitled to vote at this meeting will be determined to be the preferred frequency of the stockholders with which Jamba, Inc. is to hold a stockholder vote to approve, on an advisory basis, the compensation of its named executive officers, as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules."

Vote Required and Board of Directors Recommendation

The option of three years, two years or one year that receives affirmative vote of a majority of the shares present or represented by proxy and entitled to vote on this resolution will be the frequency for the advisory vote on the compensation of our named executive officers that has been selected by stockholders. However, because this vote is advisory and is not binding on our Board of Directors, the Board may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders. If you hold your shares in your own name and abstain from voting on this matter, your abstention will have the same effect as a negative vote. If you hold your shares through a broker and you do not instruct the broker on how to vote on this proposal, your broker will not have authority to vote your shares. Broker non-votes will have no effect on the outcome of this vote. This vote may not be construed (1) as overruling a decision by the Company or our Board of Directors or (2) to create or imply any change or addition to the fiduciary duties of the Company or our Board of Directors.

The Board of Directors unanimously recommends a vote "FOR" the option of once every three years as the frequency with which stockholders are provided an advisory vote on executive compensation, as disclosed pursuant to Item 402 of Regulation S-K of the SEC Rules.

Stockholders are not voting to approve or disapprove the Board of Directors' recommendation. Stockholders may choose among the four choices included in the resolution set forth above.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis ("CD&A") is intended to provide an explanation of our compensation program relating to Fiscal 2010, with particular focus on our Chief Executive Officer ("CEO") and the other executives named in the "2010 Summary Compensation Table" that follows this discussion (herein referred to as the "Named Executive Officers").

Executive Summary

We seek to closely align the interests of our Named Executive Officers with the interests of our stockholders. Our compensation programs are designed to reward our Named Executive Officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased total stockholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. Our Named Executive Officers' total compensation is comprised of a mix of base salary, non-equity incentive compensation and equity based compensation.

Overview

The BLEND Plan continues to be the Company's strategic plan to transform the Jamba brand from a made-to-order smoothie company to a healthy, active lifestyle brand. The key strategic priorities for our BLEND Plan include:

Building a customer first, operationally focused service culture;

- Building a retail food capability across all four day parts (breakfast, lunch, afternoon, and dinner);
- Accelerating the development of franchise and non-traditional stores;
- Building a consumer products growth platform; and
- Continuing to implement a disciplined expense management plan.

In Fiscal 2010, we implemented annual and long-term incentive compensation programs to reward employees, including our Named Executive Officers, for achievements which support our BLEND Plan and the attainment of business and financial measures that enhance stockholder value.

Compensation and Executive Development Committee

Our Compensation and Executive Development Committee has the responsibility for establishing, implementing and monitoring our compensation philosophy and programs. The committee determines compensation for our executives, including annual base salary compensation, non-equity incentive plan payments, equity awards and all other compensation and compensation procedures applicable to our Named Executive Officers. Our Compensation and Executive Development Committee is composed of members who are not, and never have been, employees of the Company.

Role of Senior Management and Consultant in Compensation Decisions

While the Compensation and Executive Development Committee does not delegate any of its functions to others in setting compensation, several members of senior management participate in the committee's executive compensation process. For example, the Compensation and Executive Development Committee takes into consideration recommendations of our CEO, based on performance reviews he conducts with each of the executive officers, including the Named Executive Officers. Our CEO does not participate in discussions regarding his own compensation.

Historically, the Compensation and Executive Development Committee has retained compensation consultants to assist it in its review of Named Executive Officer compensation. The Compensation and Executive Development Committee has used the findings and recommendations of compensation consultants to help ensure that management's compensation recommendations are in line with the Company's priorities and to properly incentivize actions that improve Company performance and are reasonable when compared to the market for executive talent. In addition, the committee believes that the engagement of an independent consultant from time to time helps enhance the overall independence of the committee's decision-making. As will be discussed below, in Fiscal 2010, the committee engaged Frederic W. Cook and Company ("Frederic W. Cook") as a consultant. Frederic W. Cook does not perform any other work on behalf of management or the Company. The Compensation and Executive Development Committee intends to continue retaining the services of third party executive compensation specialists from time to time, as the committee deems necessary or helpful, in connection with the establishment and development of our compensation philosophy and programs.

Objectives and Components of Our Executive Compensation Program

The primary objectives of our executive compensation program are as follows:

- Deliver pay for performance;
- Drive strong business results;
- Support teamwork;
- Attract and retain strong talent.

We believe that pursuing these objectives will help us attract and retain qualified executives who are results oriented, engaged and passionate about our brand and are able to help us execute our BLEND Plan. The ability to embrace our mission and culture are also important components in driving these objectives.

Our compensation programs provide a mix of fixed compensation and short-term and long-term incentive awards tied to the achievement of specific business objectives and corporate financial goals (both short-term and long-term), as well as the executive's individual performance. We strive to continue to be competitive in a challenging economic environment, with the ultimate objective of improving stockholder value. In addition, we work to ensure that our compensation program is perceived as fundamentally fair to all stockholders.

Elements of Our Compensation Programs, Why We Chose Each Element and How We Chose the Amount for Each Element

The compensation program for our executive officers consists of the following elements:

- Base Salary;
- Non-Equity Incentive Compensation;
- Equity Based Compensation; and
- General Team Member Benefits.

The exact base pay, cash incentive bonus targets and equity grant amounts are chosen in an attempt to attract and retain the best people available that possess the skills necessary to help us achieve the objectives set forth under our BLEND Plan.

Base Salary

Base salary is the fixed portion of executive pay and is set to reward an individual's current contributions to the Company and to compensate them for their expected day-to-day performance. The committee determines base salary levels for executives on an annual basis. Increases in salaries are generally based on both individual performance and our merit increase budget for the year. Other factors that may influence setting of or changes in, base salary levels include total company performance, the executive's experience, responsibilities, management abilities and job performance, current market conditions and analysis of competitive salaries payable for similar positions at other comparable companies. Salary increases may also be awarded in connection with an individual's promotion to a new role.

Based on the current economic environment and our fiscal goals for 2010, Ms. Luey was the only Named Executive Officer to receive a salary increase for Fiscal 2010. Ms. Luey was awarded an increase in base salary based on the committee's determination that her responsibilities had increased considerably and to have her base salary more competitive as compared to our peer group.

Non-Equity Incentive Compensation

We believe that non-equity incentive compensation in the form of a cash incentive bonus (or stock award equivalent) is an important factor in motivating our management team as a whole, and individual executives, in particular, to perform at their highest level toward achievement of the objectives set forth in our BLEND Plan.

Fiscal Year 2010

On March 3, 2010, the Compensation and Executive Development Committee approved a 2010 fiscal year Performance Bonus Program for employees at the manager level and above, including all of our Named Executive Officers (the "2010 Management Bonus Program"). We feel the 2010 Management Bonus Program was consistent with our compensation philosophy and objectives, and we believe it was otherwise in the best interests of the Company's stockholders in light of our pursuit of the key strategic priorities of our BLEND Plan.

Under the 2010 Management Bonus Program, the compensation committee established guidelines for an annual bonus pool to be paid for Fiscal 2010. The 2010 Management Bonus Program provided that a cash/stock award bonus would be earned by our executive officers upon achieving specific financial metrics and strategic and personal metrics. The 2010 Management Bonus Program established, among other things, that the full bonus amounts would be paid only if the specific EBITDA target metric set forth below was achieved, however, it otherwise allowed the committee to make awards to executive officers at its discretion based solely on the achievement of the other defined financial, strategic and personal metrics. If each of the financial, strategic and personal target metrics was achieved, the bonus pool to be allocated among all the program participants was to be approximately $2.8 million. Each individual participant's target bonus amount was set as a percentage of their individual base salary as follows:

Title	Target Award as a % of Base Salary During Performance Period
President and Chief Executive Officer	100%
President, Store Operations	50%
Senior Vice President and Chief Financial Officer	50%
Senior Vice President	40%

The financial metrics accounted for 60% of the 2010 Management Bonus Program metrics and consisted of the following:

- 40% for achievement of an adjusted consolidated EBITDA target of $15.0 million for fiscal year 2010;

- 10% for achievement of a positive Company Store comparable store sales target for fiscal year 2010 of 1.7%; and
- 10% for achievement of a reduced general and administrative expense target of 12% before equity based compensation.

The strategic (30%) and personal (10%) metrics accounted for 40% in aggregate of the of the 2010 Management Bonus Program metrics and were dependent upon and varied based on an employee's job title, department and individual duties.

Two additional bonus pools would be available to be allocated among all the program participants in the event each of the target metrics was met and the adjusted consolidated EBITDA target was exceeded by pre-determined levels. Bonus amounts were targeted to be payable 50% in cash and 50% through a grant of fully vested stock, subject to the discretion of the Compensation and Executive Development Committee to adjust the allocation.

The 2010 strategic metrics, which were Mr. White's strategic metrics, were the following:

- Complete the refranchising of up to 150 Jamba Juice Company-owned stores.
- Expand into one additional major international market.
- Sign 3-5 additional consumer products license agreements.
- Launch a new product food or beverage platform.
- Open 30-40 new Jamba Juice franchise store locations.

The other Named Executive Officers' personal strategic objectives were subsets of the foregoing based on their individual areas of responsibility.

The financial metrics set forth above were based on reasonably anticipated assumptions at the time. While Company Store comparable sales improved, they did not reach the Company Store comparable store sales target for fiscal 2010, which resulted in the Company not achieving the adjusted consolidated EBITDA metric.

Based upon the achievement of substantially all of the strategic and individual metrics described above, the Compensation and Executive Development Committee determined to exercise its discretionary authority under the 2010 Management Bonus Program to award bonuses to the program participants. Awards for our Named Executive Officers ranged from 40% to 45% of 2010 performance bonus targets, which were paid in the form of 60% stock and 40% cash in March 2011—see "*Executive Compensation—2010 Summary Compensation Table.*"

Fiscal Year 2011

On December 16, 2010 the Compensation and Executive Development Committee approved a new Management Incentive Plan (the "Management Incentive Plan") to determine the amounts of cash bonus awards for fiscal year 2011 that may be paid to the principal executive officer, principal financial officer, other Named Executive Officers and other program participants . Under the Management Incentive Plan, the Compensation and Executive Development Committee has the authority to establish performance periods, to set performance goals and to determine the relative weight to be given to each performance goal. The criteria for the first performance period of Fiscal 2011 have been determined and consist of financial metrics, including the achievement of an operating profit target, positive comparable store sales and the achievement of a general and administrative expense target and strategic metrics that are in alignment with our BLEND Plan.

If each of the target metrics is achieved in a particular performance period for fiscal year 2011, participants will be eligible for a target award, based on the participant's position, as follows:

Title	Target Award as a % of Base Salary During Performance Period
President and Chief Executive Officer	100%
President, Store Operations	50%
Senior Vice President and Chief Financial Officer	50%
Senior Vice President	40%

Under the Management Incentive Plan, a program participant is also eligible for an additional 25% of a participant's target award amount as a maximum award if the general and administrative expense target is achieved and the Company's operating profit for the performance period exceeds the target award level by a pre-determined amount.

Equity Incentive Compensation

Our 2006 Employee, Director and Consultant Stock Plan

Equity incentives are awarded upon hire and as determined by the Compensation and Executive Development Committee. Awards vest over multiple years of employment, providing both short- and long-term retention incentives, while also aligning employee interests with stockholder interests by providing an opportunity for increased rewards as stockholder return increases.

Each of our Named Executive Officers is eligible to receive stock option grants, stock awards and restricted stock units under our 2006 Employee, Director, and Consultant Stock Plan (the "2006 Stock Plan") based on his or her individual performance and contributions to our success.

Pursuant to the terms of our 2006 Stock Plan, all grants of stock options, stock awards and restricted stock units under the plan are generally made effective three trading days after each of our quarterly public earnings releases. This applies to all of our employees, including our executive officers. The exercise price of stock options is the closing or last quoted price on the date of actual stock option grant, which we believe reflects fair market value after all public disclosures. If the Board of Directors or the Compensation and Executive Development Committee determine that special circumstances exist, including the existence of material information not yet publicly-disclosed, a different grant date for a particular stock option grant, stock award or restricted stock unit grant may be selected.

The Compensation and Executive Development Committee individually approves all stock option grants, stock awards and restricted stock unit awards to all of our officers at or above the vice president level. The Equity Award Committee, comprised of members of our management team, has been delegated the authority by the Board of Directors to approve options and restricted stock unit grants below the vice president level. The Board of Directors or the Compensation and Executive Development Committee has the right to suspend the ability of the Equity Award Committee to award stock option and restricted stock unit grants for any reason at any time. Executive officers are not treated differently from other team members receiving stock option or restricted stock unit grants.

The Compensation and Executive Development Committee generally seeks to determine annual equity grants for executives in the fourth quarter of each fiscal year. Interim or "off cycle" equity awards are made to newly hired team members as "initial grants" or other team members when circumstances warrant it and are made effective on a fixed quarterly schedule as described above. Ms. Luey was granted an additional equity award in May 2010 based on the committee's determination that her responsibilities had increased considerably and to have her base salary more competitive as compared to our peer group.

The Compensation and Executive Development Committee generally considers a range of factors in setting the number of shares covered by stock option, stock award or restricted stock unit awards to be awarded to Named Executive Officers, including assessments of individual performance, the Compensation and Executive Development Committee's determination that restricted stock unit awards, stock awards and stock options are effective means of retaining valuable executives, the fair market value of the Company's common stock at the times awards are made, the potential contribution that each Named Executive Officer could be expected to make in the future, the Named Executive Officer's targeted total direct compensation, grants of restricted stock units and stock options and other equity based awards previously granted to such Named Executive Officer and the size of awards and total compensation provided to others holding similar positions at companies included in our executive compensation peer group (as set forth in more detail below).

To assist with the determination of the size of the grants made to our executive officers for Fiscal 2010, the Compensation and Executive Development Committee retained the services of Frederic W. Cook to benchmark executive compensation and to provide a comparison of total and individual elements of executive compensation provided to our executive team, relative to compensation paid to persons holding similar positions at companies in our executive compensation peer group (as set forth in more detail below). Frederic W. Cook worked closely with our human resources department and management to access our data and review our compensation practices and philosophy. Frederic W. Cook provided the Company with benchmarking information and executive compensation data and pay practices with specific focus on practices involving equity grants. During Fiscal 2010, we paid Frederic W. Cook approximately $47,000 for its services. The Compensation and Executive Development Committee reviewed Frederic W. Cook's consulting services with management and determined that these services did not constitute a conflict of interest or prevent Frederic W. Cook from being objective in its work for the Compensation and Executive Development Committee.

To support our objective of ensuring we are developing an executive compensation program that is sufficiently competitive to attract and retain key executives who can support and execute our BLEND Plan, the Compensation and Executive Development Committee evaluated executive compensation information from a specific group of comparable companies. This process allowed the Compensation and Executive Development Committee to set total compensation at levels for Fiscal 2010 that it believes are appropriate to retain and motivate our Named Executive Officers, and to develop a compensation program for Fiscal 2011 and beyond focused on completion of our financial and strategic revitalization with the purpose of positioning us to enter a phase of growth.

The Compensation and Executive Development Committee, with the assistance of Frederic W. Cook, identified our executive compensation peer group, selecting companies that are similar to us in industry, revenue, net income, number of employees and market capitalization. In determining our Fiscal 2010 peer group, the Compensation and Executive Development Committee selected companies in the quick service restaurant and fast casual dining spaces with revenue ranging from $115 million to $861 million, net income ranging from ($27) million to $71 million, employee counts ranging from approximately 1,200 to 24,038, and market capitalization ranging from $29 million to $638 million. The companies that comprised our Fiscal 2010 executive compensation peer group were:

O'Charley's	Red Robin	Carrol's Restaurant
California Pizza Kitchen	Steak N Shake	Einstein Noah
BJ's Restaurants	Krispy Kreme	Cosi
Luby's	Frisch's Restaurants	Peet's Coffee & Tea
Caribou Coffee	Rubio's Restaurants	AFC Enterprises
J. Alexander's	Sonic	Famous Dave's

During its evaluation, the Compensation and Executive Development Committee considered the information provided by Frederic W. Cook. It also considered more specifically the recommendation of Frederic W. Cook with respect to equity grants made to our Named Executive Officers using the 50th percentile for executive officers at the peer group companies as a guide, also taking into account and adjusting for the fact that we are located in the San Francisco bay area which has a higher than national average cost of living. The annual grants of stock options and restricted stock unit awards made to our Named Executive Officers were ultimately based in part on a variety of factors, including data provided by Frederic W. Cook, the Company's financial performance to date, individual performance of the Named Executive Officers, and some discretion exercised by our CEO in making his recommendations to the Compensation and Executive Development Committee. The "Grants of Plan Based Awards in Fiscal 2010" table below shows details of these stock option grants. All stock options granted to the Named Executive Officers in 2010 vest over a four-year period.

2011 Compensation Strategy

In Fiscal 2011 we aim to build a compensation strategy and program that will align with our financial and strategic objectives and will pay for performance. We plan to use a combination of both short-term and long-term incentives to motivate our management team to drive success in Fiscal 2011. The components will include competitive base salaries, cash incentive bonuses, and equity incentive compensation that may include options, stock awards and restricted stock units. Our management team is focused on achieving success and improving stockholder equity in a continued challenging economic environment.

Other General Team Member Benefits

Our executive officers are eligible to participate in all of our employee benefit plans, such as our medical, dental, vision, group life, disability, accidental death and dismemberment insurance and our 401(k) plan, in each case on the same terms as other employees, except that the executive officers did not participate in the employer match under our 401(k) plan in 2010. Except in limited circumstances, it is our practice not to provide any special perquisites or benefits to executive officers unless it is necessary to retain their employment. We do not provide tax gross-ups of any perquisites.

Tax Considerations

Our Compensation and Executive Development Committee considers the impact of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), in determining the mix of elements of executive compensation. This section limits the deductibility of non-performance based compensation paid to each of our executive officers to $1 million annually. The stock options granted to our executive officers under our 2006 Stock Plan are intended to be treated under current federal tax law as performance-based compensation exempt from the limitation on deductibility. Salaries and bonuses payable under our non-equity incentive plan do not qualify as performance-based compensation for purposes of Section 162(m). The Compensation and Executive Development Committee intends to consider the impact of Section 162(m) on the deductibility of future executive compensation, but reserves the right to provide for compensation to executive officers that may not be fully deductible.

Philosophy on Severance and Change in Control Arrangements

As more fully described below in the section entitled "Potential Payments upon Termination or Change in Control," we entered into employment agreements with certain of our Named Executive Officers providing for severance payments upon their termination of employment without "cause" or upon a "constructive termination." The decision to grant these benefits was based on offering what we believed was needed to attract, retain and motivate Mr. White and the other Named Executive Officers, given the challenging circumstances and uncertain times we were facing. The Compensation and Executive Development Committee believes these employment agreements and the severance payments upon their termination of employment without "cause" or upon a "constructive termination" will protect employee and stockholder value by promoting stability and continuity of our executive team, which is desirous given our the need for the Company to revitalize itself for future growth and long-term stockholder value.

Analysis of Risk Relating to Our Compensation Programs

At the direction of our Compensation and Executive Development Committee, our benefits committee, comprised of management of the Company, reviewed the Company's compensation plans and policies, and considered any potential material risks they may create in discussions guided by Frederic W. Cook, our compensation consultant. The benefits committee reported to the Compensation and Executive Development Committee that it has determined that the Company's executive compensation program does not encourage excessive risk or unnecessary risk taking, as our programs have been balanced to focus our executives on the short- and long-term financial and operational performance of the Company.

Compensation and Executive Development Committee Report

We, the Compensation and Executive Development Committee of the Board of Directors of the Company, have reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management. Based on such review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2010.

Submitted by the Company's Compensation and Executive Development Committee of the Board of Directors:

Brian Swette, Chairman
Andrew R. Heyer
Lesley H. Howe

Summary Compensation Table

The following table sets forth information concerning the compensation earned by our President and Chief Executive Officer, our Chief Financial Officer and our three other most highly-compensated persons serving as executive officers at December 28, 2010 (our "Named Executive Officers"):

2010 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary (1) ($)	Bonus Paid in Fiscal Year ($)	Bonus Paid for Fiscal Year ($)	Bonus Paid in Stock for Fiscal Year ($)	Stock Awards (2) ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compensation (3) ($)	All Other Compensation (4) ($)	Total ($)
James D. White	2010	550,000	137,500	88,000	132,000	—	101,355	—	293	1,009,148
President and Chief Executive	2009	550,000	—	—	—	—	—	137,500	8,175	695,675
Officer (5)	2008	25,385	566,926	—	—	—	414,450	—	—	1,006,761
Karen L. Luey	2010	296,538	—	27,900	41,850	—	109,764	—	266	476,318
Sr. Vice President, Chief	2009	275,000	18,000	—	—	26,850	37,232	—	8,831	365,913
Financial Officer (6)	2008	235,115	9,256	30,000	—	—	93,783	—	8,908	377,062
Thibault de Chatellus	2010	294,200	—	21,182	31,773	—	40,542	—	266	387,963
Sr. Vice President, Global	2009	294,200	14,000	—	—	26,850	27,924	—	27,047	390,021
Franchise & Development (7)	2008	273,773	—	84,000	—	—	105,370	—	48,856	511,999
Gregory A. Schwartz	2010	275,000	—	17,600	26,400	—	27,028	—	248	346,267
Sr. Vice President,	2009	275,000	14,000	—	—	26,850	34,976	—	4,599	355,425
Supply Chain (8)	2008	234,135	67,500	106,500	—	—	42,762	—	7,187	458,084
Susan Shields	2010	275,000	—	17,600	26,400	—	40,542	—	248	359,790
Sr. Vice President,										
Chief Marketing Officer (9)										

(1) Unless otherwise noted, Fiscal 2010 salaries reflect amounts paid between December 30, 2009 and December 28, 2010, Fiscal 2009 salaries reflect amounts paid between December 31, 2008 and December 29, 2009 and Fiscal 2008 salaries reflect amounts paid between January 2, 2008 and December 30, 2008.

(2) Represents the aggregate grant date fair market value of stock options and restricted stock units calculated in accordance with the fair value method. The grant date fair value of options and restricted stock units granted was estimated at the date of grant using a Black-Scholes option-pricing model. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The risk-free rate of interest is based on the zero coupon U.S. Treasury rates appropriate for the expected term of the award. For expected life we apply the guidance provided by the SEC Staff Accounting Bulletin No. 110. Expected dividends are zero based on our history of not paying cash dividends on the Company's common stock. Expected volatility is based on a 75/25 blend for Fiscal Year 2010 and a 50/50 blend for Fiscal Years 2009 and 2008, respectively, of historic daily stock price observations of the Company's common stock since its inception and historic daily stock price observations of the Company's peers during the period immediately preceding the share-based award grant that is equal in length to the award's expected term. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models or assumptions. The following table includes the assumptions used to calculate the grant date fair value reported for fiscal years 2010, 2009 and 2008 on a grant by grant basis:

Name	Grant date	Options granted	RSUs granted	Exercise Price ($)	Closing price on grant date ($)	Volatility (%)	Expected Life (Years)	Risk Free Interest Rate (%)	Dividend Yield (%)	Grant Date Fair Value per Share ($)
James D. White	11/12/2010	75,000	—	$2.22	$2.22	0.6616	6.25	1.35	—	$1.35
	12/1/2008	1,500,000	—	$0.60	$0.60	0.5169	5	1.71	—	$0.28
Karen L. Luey	11/12/2010	40,000	—	$2.22	$2.22	0.6616	6.25	1.35	—	$1.35
	6/1/2010	40,000	—	$2.27	$2.27	0.6551	6.25	2.09	—	$1.39
	11/16/2009	40,000	—	$1.79	$1.79	0.5929	5	2.19	—	$0.93
	11/16/2009	—	15,000	—	$1.79	—	—	—	—	$1.79
	9/3/2008	137,440	—	$1.31	$1.31	0.4763	5	2.95	—	$0.59
	9/3/2008	22,000	—	$1.31	$1.31	0.4763	5	2.95	—	$0.59
Thibault de Chatellus	11/12/2010	30,000	—	$2.22	$2.22	0.6616	6.25	1.35	—	$1.35
	11/16/2009	30,000	—	$1.79	$1.79	0.5929	5	2.19	—	$0.93
	11/16/2009	—	15,000	—	$1.79	—	—	—	—	$1.79
	9/3/2008	137,440	—	$1.31	$1.31	0.4763	5	2.95	—	$0.59
	9/3/2008	41,700	—	$1.31	$1.31	0.4763	5	2.95	—	$0.59
	6/14/2007	42,060	—	$9.51	$9.51	0.3665	5	5.16	—	$3.86
	6/14/2007	67,940	—	$9.51	$9.51	0.3665	5	5.16	—	$3.86
	12/7/2007	10,000	—	$4.48	$4.48	0.4113	5	3.51	—	$1.84
Gregory A. Schwartz	11/12/2010	20,000	—	$2.22	$2.22	0.6616	6.25	1.35	—	$1.35
	3/19/2009	40,000	—	$0.36	$0.36	0.5592	5	1.64	—	$0.18
	11/16/2009	30,000	—	$1.79	$1.79	0.5929	5	2.19	—	$0.93
	11/16/2009	—	15,000	—	$1.79	—	—	—	—	$1.79
	9/3/2008	48,800	—	$1.31	$1.31	0.4763	5	2.95	—	$0.59
	9/3/2008	23,900	—	$1.31	$1.31	0.4763	5	2.95	—	$0.59
Susan Shields	11/12/2010	30,000	—	$2.22	$2.22	0.6616	6.25	1.35	—	$1.35
	11/16/2009	40,000	—	$1.79	$1.79	0.5929	5	2.19	—	$0.93
	11/16/2009	30,000	—	$1.79	$1.79	0.5929	5	2.19	—	$0.93
	11/16/2009	0	15,000	—	$1.79		5		—	$0.93
	3/19/2009	25,000	—	$0.36	$0.36	0.5592	5	1.64	—	$2.65

(3) In 2009, Mr. White earned compensation under a non-equity incentive compensation plan established pursuant to the terms of his employment agreement. No other awards under the Company's non-equity incentive compensation plans were awarded to the Named Executive Officers for Fiscal 2008, 2009 or 2010 (please see the section entitled "Compensation Discussion and Analysis— *Elements of Our Compensation Plans, Non-Equity and Equity Incentive Compensation* ").

(4) See the "All Other Compensation" table below for additional information.

(5) Mr. White joined the Company in December 2008 and received a prorated salary based on an annual salary of $550,000 equal to $25,385 for services provided between December 1, 2008 and December 30, 2008, a signing bonus of $100,000 and a retention bonus of $466,926. Mr. White does not receive any compensation for his services as a member of our Board of Directors.

(6) Ms. Luey was promoted to Senior Vice President and Chief Financial Officer in August, 2008 and was not a Named Executive Officer in previous years.

(7) Mr. de Chatellus joined the Company in May, 2007.

(8) Mr. Schwartz became a Named Executive Officer in 2008, but was not a Named Executive Officer in previous years. Bonuses earned in or paid to Mr. Schwartz for 2008 performance were comprised of the following: (a) $67,500 paid during 2008; and (b) $106,500 paid in 2009 for achievements in Fiscal 2008.

(9) Ms. Shields became a Named Executive Officer in 2010, but was not a Named Executive Officer in previous years.

All Other Compensation Table

The following table describes each component of the "All Other Compensation" column in the Summary Compensation Table.

Name	Life Insurance Premiums (1) ($)	Relocation Expenses ($)	Tax Payments ($)	Company Contribution to 401(k) Plan ($) (2)	Total ($)
James D. White	$293	—	—	—	$293
Karen L. Luey	$266	—	—	—	$266
Thibault de Chatellus	$266	—	—	—	$266
Gregory A. Schwartz	$248	—	—	—	$248
Susan Shields	$248	—	—	—	$248

(1) Reflects premiums paid on group term life insurance benefits and long term disability benefits.
(2) No Company Contributions to 401(k) Plan were made to the Named Executive Officers in 2010.

Grants of Plan-Based Awards at 2010 Fiscal Year End

The following table sets forth certain information with respect to stock and option awards and other plan-based awards granted during the fiscal year ended December 28, 2010 to our Named Executive Officers:

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2010

Name	Grant date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All other stock awards: # of shares of stock or units (#)	All other option awards: # of securities underlying options (3) (#)	Exercise or base price of option awards ($)	Grant date fair value of stock and option awards (4)($)
		Threshold (#)	Target (#)	Maximum (#)				
James D. White	11/12/2010(1)	—	—	—	—	75,000	$2.22	$101,355
	3/3/2010(2)		100%			—	—	—
Karen L. Luey	11/12/2010(1)	—	—	—	—	40,000	$2.22	$ 54,056
	6/1/2010(1)	—	—	—	—	40,000	$2.27	$ 55,708
	3/3/2010(2)		50%			—	—	—
Thibault de Chatellus	11/12/2010(1)	—	—	—	—	30,000	$2.22	$ 40,542
	3/3/2010(2)		40%			—	—	—
Gregory A. Schwartz	11/12/2010(1)	—	—	—	—	20,000	$2.22	$ 27,028
	3/3/2010(2)		40%			—	—	—
Susan Shields	11/12/2010(1)	—	—	—	—	30,000	$2.22	$ 40,542
	3/3/2010(2)		40%			—	—	—

(1) The Compensation and Executive Development Committee approved equity awards that include the Named Executive Officers on November 2, 2010 and in the case of the June 1, 2010 grant to Ms. Luey on May 20, 2010. All grants are subject to a four-year vesting schedule. Pursuant to the 2006 Stock Plan, grants are generally made effective three trading days after each of our quarterly public earnings releases. The exercise price is the closing or last price on the date of actual stock option grant, which we believe reflects fair market value after all public disclosures. If the Board of Directors or the committee determines that special circumstances exist, including the existence of material information not yet publicly-disclosed, a different grant date for a particular stock option grant may be selected.
(2) The Compensation and Executive Development Committee approved a Performance Bonus Program that included the Named Executive Officers on March 3, 2010, as described above under the section entitled "Compensation Discussion and Analysis." The amounts listed represent the target amounts as a percent of base salary for the performance period. Mr. White's target is determined in accordance with his employment agreement, while the targets for the other Named Executive Officers is determined by the Compensation and Executive Development Committee. The actual amount earned by each named executive officer is set forth above in the Summary Compensation Table.
(3) These options represent the grant of annual awards typically granted under our 2006 Stock Plan. Annual grants are typically made in the fourth fiscal quarter of each year. The grant of the options to Ms. Luey on June 1, 2010 was made based on the Compensation and Executive Development Committee's determination that her responsibilities had increased considerably. The vesting of stock option grants is described in the section entitled "Compensation Discussion and Analysis—*Equity Incentive Compensation—Our 2006 Employee, Director and Consultant Stock Plan* ."
(4) This amount reflects the grant date fair value of the awards granted in 2010. The calculation of grant date fair value is explained in Footnote 2 to the 2010 Summary Compensation Table, above.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table sets forth certain information with respect to the number and value of all unexercised options or unvested portions of restricted stock units previously awarded to our Named Executive Officers as of December 28, 2010:

OUTSTANDING EQUITY AWARDS AT DECEMBER 28, 2010

	Option Awards (1)				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(10)
James D. White	750,000	750,000(5)	$0.60	12/2/2018	—	—
	0	75,000(13)	$2.22	11/12/2020	—	—
Karen Luey	22,500	7,500(11)	$9.51	6/14/2017	—	—
	9,000	3,000(2)	$4.48	12/7/2017	—	—
	68,720	68,720(6)	$1.31	9/3/2018	—	—
	22,000	0(7)	$1.31	9/3/2018	—	—
	13,334	26,666(8)	$1.79	11/16/2019	—	—
	0	40,000(14)	$2.27	6/1/2020	—	—
	0	40,000(13)	$2.22	11/12/2020	—	—
					10,000(10)	$23,500
Thibault de Chatellus	31,545	10,515(4)	$9.51	6/14/2017	—	—
	50,955	16,985(4)	$9.51	6/14/2017	—	—
	7,500	2,500(2)	$4.48	12/7/2017	—	—
	68,720	68,720(6)	$1.31	9/3/2018	—	—
	41,700	0(7)	$1.31	9/3/2018	—	—
	10,000	20,000(8)	$1.79	11/16/2019	—	—
	0	30,000(13)	$2.22	11/12/2020	—	—
					10,000(10)	$23,500
Gregory A. Schwartz	22,500	7,500(3)	$6.79	9/5/2017	—	—
	24,400	24,400(6)	$1.31	9/3/2018	—	—
	23,900	0(6)	$1.31	9/3/2018	—	—
	20,000	20,000(7)	$0.36	3/19/2019	—	—
	10,000	20,000(8)	$1.79	11/16/2019	—	—
	0	20,000(13)	$2.22	11/12/2020	—	—
					10,000(10)	$23,500
Susan Shields	6,250	18,750(12)	$0.36	3/19/2019	—	—
	10,000	20,000(8)	$1.79	11/16/2019	—	—
	10,000	30,000(8)	$1.79	11/16/2019	—	—
	0	30,000(13)	$2.22	11/12/2020	—	—
					10,000(10)	$23,500

(1) Reflects options and restricted stock units granted under our 2006 Stock Plan, options or stock awards assumed by the Company pursuant to and in accordance with our merger with Jamba Juice Company, under the Jamba Juice Company 1994 Stock Incentive Plan (the "1994 Plan") and the 2001 Equity Incentive Plan (the "2001 Plan").

(2) Reflects options granted under our 2006 Stock Plan on December 7, 2007. Vesting on all options to purchase common stock commenced on December 7, 2007 and, assuming the executive continues providing services to the Company, vests in four equal installments on each of December 7, 2008, December 7, 2009, December 7, 2010 and December 7, 2011.

(3) Vesting on Mr. Schwartz' option to purchase common stock commenced on July 9, 2007 and, assuming Mr. Schwartz continues providing services to the Company, will vest and become exercisable in equal installments on July 9, 2008, July 9, 2009 and July 9, 2010 and July 9, 2011.
(4) Vesting on Mr. de Chatellus' options to purchase common stock commenced on May 14, 2007 and, assuming Mr. de Chatellus continues providing services to the Company, vest and become exercisable in equal installments on May 14, 2008, May 14, 2009, May 14, 2010 and May 14, 2011.
(5) Vesting on Mr. White's option to purchase common stock commenced on December 1, 2008 and, assuming Mr. White continues providing services to the Company, will vest and become exercisable in equal installments on December 1, 2009, December 1, 2010, December 1, 2011 and December 1, 2012.
(6) Vesting on these options to purchase Common Stock commenced on September 3, 2008 and, assuming each individual continues providing services to the Company, will vest and become exercisable in equal installments on September 3, 2009, September 3, 2010, September 3, 2011 and September 3, 2012.
(7) Vesting on these options to purchase Common Stock commenced on September 3, 2008 and, assuming each individual continues providing services to the Company, will vest and become exercisable in equal installments on September 3, 2009, and September 3, 2010.
(8) Vesting on these options to purchase Common Stock commenced on November 16, 2009 and, assuming each individual continues providing services to the Company, will vest and become exercisable in equal installments November 16, 2010, November 16, 2011, and November 16, 2012.
(9) Vesting on restricted stock unit awards commenced on November 16, 2009 and, assuming each individual continues providing services to the Company, will vest and become exercisable in equal installments November 16, 2010, November 16, 2011, and November 16, 2012.
(10) Market values have been estimated using a price per share of $2.35, which was the closing price of our common stock on December 28, 2010.
(11) Vesting on Ms. Luey's option to purchase common stock commenced on April 23, 2007 and, assuming Ms. Luey continues providing services to the Company, will vest and become exercisable in equal installments on April 23, 2008, April 23, 2009, April 23, 2010 and April 23, 2011.
(12) Vesting on Ms. Shields' option to purchase common stock commenced on March 19, 2009 and, assuming Ms. Shields continues providing services to the Company, will vest and become exercisable in equal installments on March 19, 2010, March 19, 2011, March 19, 2012 and March 19, 2013.
(13) Vesting on these options to purchase Common Stock commenced on November 12, 2010 and, assuming each individual continues providing services to the Company, will vest and become exercisable in equal installments November 12, 2011, November 12, 2012, November 12, 2013 and November 12, 2014.
(14) Vesting on Ms. Luey's option to purchase common stock commenced on June 1, 2010 and, assuming Ms. Luey continues providing services to the Company, will vest and become exercisable in equal installments on June 1, 2011, June 1, 2012, June 1, 2013 and June 1, 2014.

Option Exercises and Stock Vested During Last Fiscal Year

OPTION EXERCISES AND STOCK VESTED AT DECEMBER 28, 2010

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
James D. White	—	—	0	0
Karen L. Luey	—	—	5,000	$10,850
Thibault de Chatellus	—	—	5,000	$10,850
Gregory A. Schwartz	—	—	5,000	$10,850
Susan Shields	—	—	5,000	$10,850

(1) Based on the difference between the market price of our common stock on the date of exercise and the exercise price of the relevant option multiplied by the number of shares for which the option was exercised. No options to purchase our Common Stock were exercised by our Named Executive Officers in Fiscal 2010.
(2) Based on the market value of the underlying shares on vesting date multiplied by the number of shares vested.

The Company does not provide any deferred compensation arrangements or pension plans. As such, the Pension Benefits Table and Nonqualified Deferred Compensation Table have been eliminated from this proxy statement.

Potential Payments upon Termination or Change in Control

Jamba, through its wholly owned subsidiary, Jamba Juice Company, enters into substantially identical employment agreements with each of its executive officers. Pursuant to the terms of the respective agreements, if one of our executives is terminated without cause or resigns for good reason, such executive will be entitled to (i) that executive's base salary then in effect, prorated to the date of termination, and any accrued benefits through the date of termination; (ii) a severance payment in an amount equal to twelve (12) months of the executive's then-current base salary, less applicable withholding, payable on our ordinary payroll schedule and subject to compliance with Section 409A; and (iii) payment of premiums for COBRA coverage for the applicable severance period. In the event that such executive is terminated without cause or resigns for good reason within twelve (12) months following the effective date of a change of control of the Company, in addition to all the severance payments and benefits described above, each such executive would be entitled to receive accelerated vesting in any previously granted restricted stock or stock options which were unvested at the time of termination, subject to the following schedule: (a) previously granted restricted stock or stock options that are up to one year vested: 50% of unvested shares subject to the grant shall vest; (b) previously granted restricted stock or stock options that are between one to two years vested: 75% of unvested shares subject to the grant shall vest; and (c) previously granted restricted stock or stock options that are two or more years vested: 100% of unvested shares subject to the grant shall vest.

Except in the case of a Letter Agreement dated January 2, 2008 regarding a one-time performance bonus which was earned by Mr. Gregory A. Schwartz, Senior Vice President, Supply Chain, and in the case of a Letter Agreement dated April 17, 2007 solely with respect to relocation benefits paid to Mr. Thibault de Chatellus, Senior Vice President, Global Franchise and Development, each executive's respective employment agreement supersedes all prior or simultaneous representations, discussions, negotiations, and agreements, whether written or oral between such executives and the Company or any of its subsidiaries. These agreements also provide that each executive would receive an initial base annual salary set forth in their respective agreement, subject to adjustment for merit increases or promotions and each executive would be entitled to receive stock options and bonus payments, each as approved by the Compensation Committee.

In connection with Mr. White's appointment as President and Chief Executive Officer, the Company, through its wholly-owned subsidiary, Jamba Juice Company, entered into a three year employment agreement with Mr. White dated November 17, 2008. In the event Mr. White is terminated without cause or resigns for good reason independent of a change of control (as such term is defined in Mr. White's employment agreement), he will be entitled to a severance payment equal to: (A) one year of his base salary then in effect on the date of termination; (B) the average annual cash bonus paid to him for the most recent three years of employment and (C) payment of premiums for COBRA coverage for a twelve-month period. In the event Mr. White is terminated without cause or resigns for good reason within 12 months of a change in control, he will be entitled to a severance payment equal to: (A) eighteen months of his base salary then in effect on the date of termination; (B) a payment equal to one and one-half times the annual target bonus based on the most recent target bonus paid to him; and (C) payment of premiums for COBRA coverage for the eighteen-month period. In addition, Mr. White will be entitled to one year of accelerated vesting in any unvested stock options in the event of a termination without cause or resignation for good reason. In addition, Mr. White's agreement provides that he is entitled to an annual base salary of $550,000, a one-time signing bonus of $100,000, less applicable withholding, which was paid in a lump sum payment in fiscal 2008, an annual performance bonus of up to 100% of his base salary then in effect based on targets established by the Board or an appropriate committee thereof and a retention bonus equal to the lesser of $500,000, less applicable withholdings, or such amount as would result in a net of tax amount equal to $300,000 to be paid in a lump sum payment as of the Company's first regular payroll date following commencement of Mr. White's employment. One third of the retention bonus vests ratably on each anniversary of the effective date of Mr. White's employment agreement. Pursuant to the terms of the agreement Mr. White also received a grant of an option to purchase 1,500,000 shares of Common Stock outside of our 2006 Employee, Director and Consultant Stock Plan, which vests 25% per year on each anniversary of the effective date of Mr. White's employment agreement. Mr. White's base salary was unchanged in Fiscal 2010.

The exact definitions of "cause," "constructive termination" and "change of control" are defined in each respective and applicable agreement.

Using each Named Executive Officer's current base salary, the maximum total payments by the Company to each Named Executive Officer under the termination circumstances described above, as of December 28, 2010, the last day of Fiscal 2010, would be as follows:

	Cash Severance (1)	Equity Acceleration (2)	COBRA Premium (3)
Current officers:			
James D. White	$825,000(4)	$1,322,250	$21,535
Karen L. Luey	$310,000(4)	—	$14,356
Thibault de Chatellus	$294,200(4)	—	$14,356
Gregory A. Schwartz	$275,000(4)	—	$14,356
Susan Shields	$275,000(4)		$14,356

(1) Reflects 18 months continued salary for Mr. White and 12 months continued salary for other current officers.

(2) Calculated based on the assumption that triggering event takes place on December 28, 2010, the last trading day of Fiscal 2010, and the accelerated vesting of stock options and based on the fair market value of $2.35 per share as of that date. Acceleration of options outstanding with an exercise price above $2.35 per share is not reflected.

(3) Assumes maximum payment of COBRA premiums for the entire severance period covered by the applicable agreement.

(4) As of December 28, 2010, none of the Named Executive Officers had received an annual bonus paid by the Company; this number therefore assumes no bonus paid in connection with their termination. In March 2011, however, a bonus of $220,000 was paid to Mr. White, a bonus of $69,750 was paid to Ms. Luey, a bonus of $52,955 was paid to Mr. de Chatellus, a bonus of $44,000 was paid to Mr. Schwartz and a bonus of $44,000 was paid to Ms. Shields for their Fiscal 2010 performance. See the section entitled "Compensation Discussion and Analysis, *Non-Equity Incentive Compensation.*"

Change in Control Arrangements in our Equity Compensation Plans

Pursuant to the terms of our 2006 Stock Plan, holders of stock rights granted thereunder may be entitled to accelerated vesting upon the occurrence of a "Corporate Transaction," which is defined as a merger or a sale of all or substantially all of the Company's assets.

Should a Corporate Transaction occur, the Board of Directors, or the board of directors of any entity assuming the obligations of the Company thereunder, may generally:

- make appropriate provision for the continuation of such stock rights by substituting, on an equitable basis, either the consideration payable with respect to the number of outstanding shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity;
- upon written notice to the holders, provide that all stock rights must be exercised (either (a) to the extent then exercisable or (b) at the discretion of the Board of Directors, all options or stock rights being made fully exercisable for purposes of the 2006 Stock Plan), within a specified number of days of the date of such notice, at the end of which period the options or stock rights shall be terminated; or
- terminate all options or stock rights in exchange for a cash payment equal to the excess of the fair market value, less the relevant exercise price, if any, of the shares subject to such stock rights (either (a) to the extent then exercisable or (b) at the discretion of the Board of Directors, all options or stock rights being made fully exercisable for purposes of the 2006 Stock Plan).

In addition, options or stock awards granted under the 1994 Plan and the 2001 Plan which were assumed by the Company pursuant to and in accordance with its merger with Jamba Juice Company may also be entitled to accelerated vesting in certain circumstances.

Pursuant to the 1994 Plan, the Board of Directors has the full authority, but not the obligation, to specify any rules, procedures, adjustments or matters with respect to the 1994 Plan or any options issued under the 1994 Plan in connection with any reorganization, merger, reverse merger, recapitalization, reclassification, stock split, reverse split, combination of shares, sale of all or substantially all of the assets of the Company, sale of the Company or other corporate event or transaction, including, without limitation, modifying any applicable vesting provisions, adjusting the amount of outstanding options, and/or terminating the 1994 Plan.

Pursuant to the 2001 Plan, the Board of Directors, in the event of a "Change in Control," shall have the right, but not the obligation, to accelerate the vesting or termination of restriction, limitation or repurchase rights applicable to such stock awards. As defined in the 2001 Plan, "Change in Control" means:

- a sale of substantially all of the assets of the Company;
- a merger or consolidation in which the Company is not the surviving corporation;
- a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property; or
- the acquisition by any person, entity or group of securities of the Company representing at least 50% of the combined voting power entitled to vote in the election of Directors.

COMPENSATION OF MEMBERS OF OUR BOARD OF DIRECTORS

The following table sets forth information concerning the compensation earned or paid during Fiscal 2010 by each individual who served as a director at any time during Fiscal 2010, except for Mr. White, who is omitted because he is listed above as a Named Executive Officer of the Company:

2010 DIRECTOR COMPENSATION

Name	Board Fees Earned or Paid in Cash (2)($)	Board Fees Earned or Paid in Stock ($)	Other Fees Earned or Paid in Cash ($)	Option Awards (3)($)	Total ($)
Beth Bronner (4)	—	—	—	—	—
Andrew R. Heyer (4)	—	—	—	—	—
Richard L. Federico	$70,000	—	—	$40,783	$110,783
Lesley H. Howe	$93,214	—	—	$40,783	$133,997
Michael Serruya	$60,000	—	—	$40,783	$100,783
Brian Swette	$47,500	$22,500(6)	—	$40,783	$110,783
Michael Depatie	$10,178	—	—	$16,893	$ 27,071
Steven R. Berrard	$33,928(5)	—	—	—	$ 33,928
Ramon Martin-Busutil	$17,371(5)	—	—	—	$ 17,371
Thomas C. Byrne	$23,749(5)	—	—	—	$ 23,749

(1) See the 2009 Summary Compensation Table for disclosure related to Mr. White who is our current President and Chief Executive Officer. Mr. White is our only employee director and does not receive any additional compensation for his services as a member of our Board of Directors.

(2) Fees earned are based on membership on the Board and participation in Board or committee chairmanship positions.

(3) Represents the aggregate fair market value of stock options and restricted stock units calculated in accordance with the fair value method. For more information on this calculation see Footnote 2 to our 2010 Summary Compensation Table above.

(4) Fees payable for Board services provided by this director pursuant to the terms of our Non-Employee Director Compensation Policy are paid to Mistral Capital Management, LLC.

(5) Represents compensation paid to Mr. Berrard, Mr. Martin-Busutil and Mr. Byrne through May 20, 2010, the date of the 2010 Annual Meeting of Stockholders. These three individuals were not nominated for re-election.

(6) Mr. Swette elected to receive one-half of his Board member cash compensation in an equally valued stock grant.

Compensation of Directors

It is the general policy of the Board of Directors that compensation for non-employee directors should be a mix of cash and equity-based compensation. Director compensation is generally reviewed annually by the Compensation and Executive Development Committee, with any changes made by the committee generally becoming effective commencing after the Annual Meeting of Stockholders. All Board members are entitled to reimbursement by the Company for reasonable travel to and from meetings of the Board, and reasonable food and lodging expenses incurred in connection therewith.

The Compensation and Executive Development Committee amends our Non-Employee Director Compensation Policy from time to time to ensure that compensation levels are fair and appropriate. As amended to date, non-employee members of our Board are compensated in the following manner:

	Cash Compensation (1)	Equity Compensation
Annual Retainer:		
Board Member	$60,000(4)	(2)
Chairman of the Board (additional)	40,000	—
Lead Director (additional)	20,000(3)	—
Audit Committee Chair (additional)	20,000	—
Compensation and Executive Development Committee Chair (additional)	10,000	—
Nominating and Corporate Governance Committee Chair (additional)	10,000	—

(1) Assumes service for a full year; directors who serve for less than the full year are entitled to receive a pro rated portion of the applicable payment. Each "year", for purposes of the Director Compensation Policy, begins on the date of our annual meeting of stockholders. For the year beginning on the 2011 Annual Meeting Date, each director can elect, in lieu of one-half of their Board Member cash compensation, to take an equally valued stock grant.

(2) From the 2010 Annual Meeting Date until the 2011 Annual Meeting Date, the annual grant of options given to each director was 25,000. Effective following the 2011 Annual Meeting Date, the annual grant of options given to each director will also be 25,000. The options will be granted pursuant to our 2006 Employee, Director and Consultant Stock Plan and will be granted and priced at the fair market value of the underlying stock as of the date of the Company's annual stockholder meeting. Options vest over a period of one year, at a rate of 25% per three-month period following the annual meeting of stockholders.

(3) The Lead Director position became effective following the 2010 Annual Meeting Date when James D. White, our President and Chief Executive Officer, assumed the additional position of Chairman of the Board. Mr. White will not receive any additional Board compensation for serving in the role of Chairman.

(4) Andrew Heyer and Beth Bronner have been elected by the holders of the Series B-1 Preferred and, as such, do not personally receive any compensation for their Board services. The Company does, however, pay the Board fees otherwise payable to them to Mistral Capital Management, L.L.C. See the section above entitled *CORPORATE GOVERNANCE—Certain Relationships and Related Transactions* for more information.

Other than as provided above, there were no other arrangements pursuant to which any director was compensated during the fiscal year ended December 28, 2010 for service as a director.

EQUITY COMPENSATION PLAN INFORMATION

The Company maintains four stock-based compensation plans. The Company's 2006 Employee, Director and Consultant Stock Plan was approved by the Company's stockholders on November 28, 2006, and currently provides for the granting of up to eight million shares of common stock in the form of nonqualified and incentive stock options, stock grants or other stock-based awards to employees, non-employee directors and consultants. The Company's 2010 Employee Stock Purchase Plan was approved by the Company's stockholders on May 20, 2010 and provides an investment benefit to our employees by making available for purchase three million shares of common stock. In connection with our merger with Jamba Juice Company, the Company assumed the outstanding options under the 1994 Plan and the 2001 Plan which provided for granting nonqualified and incentive stock options to employees, non-employee directors and consultants. No additional grants are available under the 1994 Plan and the 2001 Plan. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of December 28, 2010:

Plan Category (1)	Number of shares to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options, (b)($)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))(c)
Equity compensation plans approved by stockholders	4,318,098	$3.30	6,196,550(2)
Equity compensation plans not approved by stockholders (3)	1,500,000	$0.60	—
Total	5,818,098		6,196,550

(1) The information presented in this table excludes options assumed by the Company in connection with the merger with Jamba Juice Company. As of December 28, 2010, 150,372 shares of the Company's Common Stock were issuable upon exercise of these assumed options, at a weighted average exercise price of $8.36 per share.

(2) Includes 3,207,453 shares available for future issuance under the 2006 Employee, Director and Consultant Stock Plan and 2,989,097 shares available for future issuance under the 2010 Employee Stock Purchase Plan.

(3) Represents an option to purchase 1,500,000 shares of our Common Stock granted to Mr. White outside of our 2006 Employee, Director and Consultant Stock Plan. The grant of this option did not require approval by our stockholders due to its qualification under the "inducement grant exception" provided by Nasdaq Listing Rule 5635(c)(4).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of March 24, 2011, certain information with respect to the beneficial ownership of the Company's Common Stock, Series B-1 Preferred Stock and Series B-2 Preferred Stock by (i) each person who is known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, Series B-1 Preferred Stock or Series B-2 Preferred Stock (ii) each director and director-nominee of the Company, (iii) each executive officer named in the Summary Compensation Table and (iv) all directors and executive officers of the Company as a group.

	Shares of Common Stock Beneficially Held		Shares of Series B-1 Preferred Stock Beneficially Held		Shares of Series B-2 Preferred Stock Beneficially Held	
Name and Address of Beneficial Owner (1)	**Amount (2)**	**Percent (3)**	**Amount (2)**	**Percent (3)**	**Amount (2)**	**Percent (3)**
Mistral Equity Partners LP (4) 425 Lexington Avenue 3rd Fl. CIBC Wood Gundy New York NY 10017	7,947,300	10.8%	79,473	69.7%	—	*
Mistral Equity QP LLC (5) 425 Lexington Avenue 3rd Fl. CIBC Wood Gundy New York NY 10017	2,866,700	4.2%	28,667	25.1%	—	*
MEP Co-Invest, LLC (6) 425 Lexington Avenue 3rd Fl. CIBC Wood Gundy New York NY 10017	590,900	*	5,909	5.2%	—	*
CanBa Investments, LLC (7) 210 Shields Court Markham A6 L3R8V2	6,060,900	8.4%	—	*	60,609	91.5%
Brown Advisory Holdings Incorporated (8) 901 South Bond Street, Ste. 400 Baltimore, MD 21231	3,937,652	6.0%	—	*	—	*
James D. White (9)	963,804	1.5%	—	*	—	*
Karen L. Luey (10)	211,379	*	—	*	—	*
Thibault de Chatellus (11)	289,005	*	—	*	—	*
Gregory A. Schwartz (12)	149,553	*	—	*	—	*
Susan Shields (13)	43,285	*	—	*	—	*
Richard L. Federico (14)	127,243	*	—	*	—	*
Brian Swette (15)	194,688	*	—	*	—	*
Lesley H. Howe (16)	103,800	*	—	*	—	*
Michael Serruya (17)	42,863	*	—	*	—	*
Andrew R. Heyer (4)(5)(6)	11,404,900	15.0%	114,049	100%	—	*
Beth Bronner	—	*	—	*	—	*
Michael Depatie (18)	32,300	*	—	*	—	*
All current directors and executive officers as a group (14 persons) (19)	13,775,493	17.4%	114,049	100%	—	*

* Less than 1%

(1) Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable, and to the information contained in the footnotes to this table. This table is based upon the most current information supplied to us by current and former officers and directors of the Company and upon information gathered by us about principal stockholders known to us based on a Schedule 13G or 13D filed with the Securities and Exchange Commission.

(2) Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon exercise of options or warrants or conversion of preferred stock.

(3) Calculated on the basis of 65,828,924 shares of Common Stock, 114,049 shares of Series B-1 Preferred Stock and 66,240 shares of Series B-2 Preferred Stock outstanding as of March 24, 2011, provided that any additional shares of Common Stock that a stockholder has the right to acquire within 60 days after March 24, 2011 are deemed to be held and outstanding for the purpose of calculating that stockholder's percentage of beneficial ownership but not the percentages of beneficial ownership of other stockholders.

(4) Represents 79,473 shares of Series B-1 Preferred Stock directly owned by Mistral Equity Partners, LP ("MEP"), a Delaware limited partnership, of which Mistral Equity GP, LLC ("ME GP") is the general partner. The shares of Series B-1 Preferred Stock are currently convertible into 7,947,300 shares of Common Stock, subject to adjustment. Mr. Heyer is the chief executive officer, sole managing member and a managing director of ME GP. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934 (the "Act"), ME GP may be deemed to be the beneficial owner of any securities that may be deemed to be beneficially owned by MEP, and Mr. Heyer may be deemed to be the beneficial owner of any securities that may be deemed to be beneficially owned by MEP and ME GP. ME GP may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Act) in an indeterminate portion of the securities reported as beneficially owned by MEP, and Mr. Heyer may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Act) in an indeterminate portion of the securities reported as beneficially owned by MEP and ME GP.

(5) Represents 28,667 shares of Series B-1 Preferred Stock directly owned by Mistral Equity Partners QP, LP ("MEP QP"), a Delaware limited partnership, of which ME GP is the general partner. The shares of Series B-1 Preferred Stock are currently convertible into 2,866,700 shares of Common Stock, subject to adjustment. Mr. Heyer is the chief executive officer, sole managing member and a managing director of ME GP. By reason of the provisions of Rule 16a-1 of the Act, ME GP may be deemed to be the beneficial owner of any securities that may be deemed to be beneficially owned by MEP QP, and Mr. Heyer may be deemed to be the beneficial owner of any securities that may be deemed to be beneficially owned by MEP QP and ME GP. ME GP may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Act) in an indeterminate portion of the securities reported as beneficially owned by MEP QP, and Mr. Heyer may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Act) in an indeterminate portion of the securities reported as beneficially owned by MEP QP and ME GP.

(6) Represents 5,909 shares of Series B-1 Preferred Stock directly owned by MEP Co-Invest, LLC ("MEP C-I"), a Delaware limited liability company, of which Mr. Heyer is the sole managing member. The shares of Series B-1 Preferred Stock are currently convertible into 590,900 shares of Common Stock, subject to adjustment. By reason of the provisions of Rule 16a-1 of the Act, Mr. Heyer may be deemed to be the beneficial owner of any securities that may be deemed to be beneficially owned by MEP C-I. Mr. Heyer may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Act) in an indeterminate portion of the securities reported as beneficially owned by MEP C-I.

(7) Represents 60,609 shares of Series B-2 Preferred Stock directly owned by CanBa Investments, LLC. The shares of Series B-2 Preferred Stock are currently convertible into 6,060,900 shares of Common Stock, subject to adjustment.

(8) Based on a Schedule 13-G filed by Brown Advisory Holdings Incorporated, a parent holding company or control person in accordance with 240, 13d-1(b)(1)(ii)(G), and Winslow Management Company, an investment adviser in accordance with 240.13d-1(b)(ii)(E), filed on March 10, 2011.

(9) Represents 213,804 shares of Common Stock held by Mr. White and 750,000 shares of Common Stock issuable upon the exercise of vested options held by Mr. White.

(10) Represents 68,326 shares of Common Stock held by Ms. Luey and 143,053 shares of Common Stock issuable upon exercise of vested options held by Ms. Luey.

(11) Represents 78,585 shares of Common Stock held by Mr. de Chatellus, and 210,420 shares of Common Stock issuable upon exercise of vested options held by Mr. de Chatellus.

(12) Represents 48,753 shares of Common Stock held by Mr. Schwartz and 100,800 shares of Common Stock issuable upon exercise of vested options held by Mr. Schwartz.

(13) Represents 10,785 shares of Common Stock held by Ms. Shields and 32,500 shares of Common Stock issuable upon exercise of vested options held by Ms. Shields.

(14) Represents 15,000 shares of Common Stock held by Mr. Federico and 112,243 shares of Common Stock issuable upon exercise of vested options held by Mr. Federico.

(15) Represents 90,388 shares of Common Stock held by Mr. Swette and 104,300 shares of Common Stock issuable upon exercise of vested options held by Mr. Swette.

(16) Represents 30,000 shares of Common Stock held by Mr. Howe and 73,800 shares of Common Stock issuable upon exercise of vested options held by Mr. Howe.

(17) Represents 42,863 shares of Common Stock issuable upon exercise of vested options held by Mr. Serruya.

(18) Represents 19,800 shares of Common Stock held by Mr. Depatie and 12,500 shares of Common Stock issuable upon exercise of vested options held by Mr. Depatie.

(19) Represents 636,313 shares of Common Stock, 1,734,280 shares of Common Stock issuable upon the exercise of vested options, and 11,404,900 shares of Common Stock issuable upon the conversion of Series B-1 Preferred Stock. See Notes 9 through 18, above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who beneficially own more than 10% of our Common Stock to file initial reports of beneficial ownership and reports of changes in beneficial ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by such person.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and greater-than-10% stockholders were complied with for Fiscal 2010.

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

Stockholder proposals may be included in our proxy materials for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable SEC rules. For a stockholder proposal to be included in our proxy materials for the next Annual Meeting, the proposal must be received at our principal executive offices, addressed to the Secretary, not later than 120 days prior to the anniversary of the this year's proxy materials were released to stockholders, which date shall be December 9, 2011. Stockholder business that is not intended for inclusion in our proxy materials may be brought before the Annual Meeting so long as we receive notice of the proposal as specified by our Bylaws, addressed to the Secretary at our principal executive offices, not later than the above date.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for our Notice of Internet Availability of Proxy Materials, and for those stockholders that received a paper copy of proxy materials in the mail, our proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Notice, or for stockholders receiving a paper copy of proxy materials, a proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Jamba stockholders will be "householding" our proxy materials. A single Notice, or for stockholders receiving a paper copy of proxy materials, a proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice, or for stockholders receiving a paper copy of proxy materials, a proxy statement and annual report, please notify your broker, direct your written request to Investor Relations Department, Jamba, Inc., 6475 Christie Avenue, Suite 150, Emeryville, CA 94608 or contact our Corporate Secretary by telephone at (510) 596-0100. Stockholders who currently receive multiple copies of the Notice, or for stockholders receiving a paper copy of proxy materials, a proxy statement at their address and would like to request "householding" of their communications should contact their broker.

TRANSACTION OF OTHER BUSINESS

At the date of this Proxy Statement, the Board of Directors knows of no other business that will be conducted at the Annual Meeting other than as described in this Proxy Statement. If any other matter or matters are properly brought before the meeting, or any adjournment or postponement of the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

By Order of the Board of Directors,



MICHAEL W. FOX
Secretary

April 8, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 28, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Jamba, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**001-32552**	**20-2122262**
(State or other jurisdiction of incorporation)	**(Commission File No.)**	**(I.R.S. Employer Identification No.)**

6475 Christie Avenue, Suite 150, Emeryville, California 94608
(Address of principal executive offices)

Registrant's telephone number, including area code: (510) 596-0100

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.001 per share — The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.001 par value per share, held by non-affiliates as of the last day of the registrant's second fiscal quarter ended July 13, 2010 was $132,816,284 (based upon the closing sales price of registrant's common stock on such date). For purposes of this disclosure, shares of common stock held by persons who held more than 5% of the outstanding shares of common stock and shares held by officers and directors of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of common stock of Jamba, Inc. issued and outstanding as of March 4, 2011 was 65,542,130.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2011 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the end of the fiscal year ended December 28, 2010, are incorporated by reference in Part III hereof. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part hereof.

JAMBA, INC.

ANNUAL REPORT ON FORM 10-K

FISCAL YEAR ENDED DECEMBER 28, 2010

Special Note Regarding Forward-Looking Statements

We believe that some of the information in this document constitutes forward-looking statements. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "intend," "plan," and "continue" or words of similar meaning. Examples of such statements include references to targeted growth, new store openings, Company Store comparable sales, expense management and the like. You should read statements that contain these words carefully because they:

- discuss future expectations;
- contain projections of future results of operations or financial condition; or
- state other "forward-looking" information.

We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors and cautionary language discussed in this document outline examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in the forward-looking statements, including among other things:

- our business strategy and financial performance;
- our revenue and customer volatility based upon weather and general economic conditions;
- fluctuations in various food and supply costs; and
- competition and other risks related to the food services business.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

You should be aware that the occurrence of the events described in the "Risk Factors" portion of this annual report, the documents incorporated herein and our other SEC filings could have a material adverse effect on our business, prospects, financial condition or operating results.

PART I

ITEM 1. BUSINESS

Background of Jamba, Inc.

Jamba, Inc. wholly-owns Jamba Juice Company, a leading restaurant retailer of better-for-you beverage and food offerings. Jamba Juice Company owns and franchises Jamba Juice stores and otherwise seeks to expand the Jamba brand through the retail consumer packaged goods market and in non-traditional venues where a Jamba Juice store or kiosk would not be feasible.

Jamba, Inc. was incorporated in Delaware on January 6, 2005 as a blank check company formed to serve as a vehicle for the acquisition of a then unidentified operating business. On July 6, 2005, Jamba, Inc. consummated its initial public offering. On March 10, 2006, Jamba, Inc. entered into an Agreement and Plan of Merger with Jamba Juice Company, which first began operations in 1990. The merger between Jamba, Inc. and Jamba Juice Company (the "Merger") was completed on November 29, 2006.

Unless the context otherwise requires, Jamba, Inc., the registrant, together with Jamba Juice Company, are referred to in this Form 10-K annual report ("Form 10-K") as the "Company", "Jamba", "we", "us" and "our." Information regarding the Company's fiscal periods is included in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Narrative Description of Business

Jamba Juice's better-for-you beverage and food offerings include great tasting smoothies, juices and teas, hot oatmeal made with organic steel cut oats, probiotic fruit and yogurt blends, Whirl'ns frozen yogurt, wraps, salads, sandwiches, California Flatbreads, and a variety of baked goods and snacks. As of December 28, 2010, Jamba Juice had 743 locations consisting of 351 company-owned and operated stores ("Company Stores") and 392 franchise stores ("Franchise Stores"), making it one of the largest smoothie retailers in the United States by store count. As of December 28, 2010, Jamba Juice also had nine license agreements in place covering a variety of consumer packaged goods.

The BLEND Plan—Our Strategic Priorities

The BLEND Plan continues to be the Company's strategic plan to transform the Jamba brand from a made-to-order smoothie company to a healthy, active lifestyle brand. In fiscal 2010, we continued to achieve significant progress against the BLEND Plan strategies and in doing so we continue to evolve and develop the BLEND Plan. The key strategic priorities for our BLEND Plan in fiscal 2011 include:

- Continue to build a customer first, operationally focused service culture;
- Continue to expand our beverage and food menu offerings across all four day parts (breakfast, lunch, afternoon, and dinner);
- Continue to accelerate the development of franchise and non-traditional stores;
- Continue to build a consumer products growth platform; and
- Continue to implement a disciplined expense management plan.

These strategic priorities support the Company's mission to continue to grow and develop Jamba as a premier healthy, active lifestyle brand, offering consumers compelling and differentiated products and experiences at Jamba Juice stores and other retail distribution channels. Key to our success is the Jamba culture, a unique set of core values and actions that manifest themselves in employees and franchisees executing at the highest levels while expressing their passion for the brand.

Continue to Build a Customer First, Operationally Focused Service Culture

A major aspect of our BLEND Plan is to continue to improve the level and consistency of customer service at our stores. As we move our business model of predominantly Company Stores to one of predominantly Franchise Stores, we are devoting significant resources to ensure that all stores offer a superior customer experience. We believe a great customer experience will help to drive customer loyalty and satisfaction, thus increasing frequency of visits and market share.

In 2010, we implemented a store excellence guide designed to improve operational execution and performance by setting comprehensive standards to achieve and maintain. We also began the transition from a system-wide mystery shop program to a customer survey program to better monitor the customer experience and validate excellence in our customer service standards across the system. For Company Store managers, we also recently instituted a new bonus program that rewards customer service goal achievements. We have also strengthened our customer service program "Jamba on Stage" for the entire system. We believe these changes have both positively impacted customer satisfaction during the year and better positioned the Company to ensure that both Company Stores and Franchise Stores are delivering the key drivers of customer satisfaction on a consistent basis. Our continued focus on technological and procedural enhancements, in areas such as labor management and scheduling, relieves our store managers from unnecessary administrative reporting and enables them to better focus on delivering exceptional customer service. We have also leveraged technology to better communicate with our stores and to augment and improve our training programs.

We continued to strengthen our relationships with franchisees to better assist them with rollouts of new products and marketing campaigns, provide best practices, and obtain franchisee feedback.

In anticipation of future growth, we recently embarked on a review of the store environment and customer experience to help ensure we are positioned properly over the coming years to reinforce the vibrant and fun atmosphere customers expect from Jamba Juice stores, while at the same time delivering improved returns on investment.

We continue to focus on off-site sales that involve bringing Jamba Juice products to sell at an event such as a school, community or sporting events or for delivery to businesses or other organizations for meetings, parties and other special occasions. Our commitment to health and wellness in schools is evidenced in the growth of our school lunch program. With continued national concern over childhood obesity and nutrition, Jamba is well positioned to help schools provide nutritional and healthful beverage and food options to students. Another component of this effort is the enhancement of our fundraising opportunities for non-profit organizations.

Continue to Expand our Beverage and Food Menu Offerings Across All Four Day Parts (breakfast, lunch, afternoon and dinner)

Menu Overview

We have traditionally provided a range of freshly blended beverages, baked goods and snacks in our stores. Our menu items are designed to strengthen the relationship with our customers by offering products that are relevant to individuals striving to pursue a healthy, active lifestyle. Product innovation is a high priority and our research and development team, composed of food scientists, quality assurance specialists and food industry experts, is continually developing and testing new and improved menu items that support the integrity of the Jamba brand and our commitment to offering great tasting products made from high quality ingredients.

In furtherance of this goal, we continuously seek to improve our products and develop new ones to help mitigate weather and seasonality, create points of differentiation, optimize day parts and operating efficiencies, and encourage habitual behavior. Examples of products we introduced in 2010 and early 2011 include:

- A number of seasonally relevant, limited time offerings, including:
  - New Superfruit products utilizing Yumberry, or 'yangmei.' This Superfruit is blended into Super Yumberry Classic Smoothie, Berry Yumberry All Fruit Smoothie and Yumberry Topper Ideal Meal.
  - Jamba Probiotic Fruit and Yogurt Blends are healthy, refreshing yogurt drinks made with Jamba's Probiotic Boost. This product is offered in three flavors—Vibrant Blueberry(TM), Strawberries Alive(TM) and Thrivin' Mango(TM). The Probiotic smoothies are made with whole fruits and probiotics, and they are an excellent source of Vitamin C. Jamba Probiotic Fruit and Yogurt Blends rolled out in early 2011 for a limited time across the entire system.
- Our hot beverage platform, all or portion of which are currently available in more than 384 Jamba Juice stores system-wide. Our current hot beverage offerings include four Hot Blends beverages prepared in a blender, including three Chai tea flavors and a Classic Hot Chocolate made with premium natural and organic ingredients, six varieties of Mighty Leaf ® organic tea pouches, and Jamba Juice's first-ever hot coffee offerings, including made-to-order boosted Coffee Hot Blends and fresh, organic coffee brewed by the cup.
- Whirl'ns Frozen Yogurt, a line of specialty frozen yogurt treats featuring signature flavors found only at Jamba Juice. This line is currently available in 22 select Northern California locations, with a regional rollout planned for the summer season.

In 2010, we created the "iDistrict" (short for Innovation District), a group of 18 Company Stores used to test major process enhancements, promotions, and product initiatives in a representative cross-section of store types and markets. The iDistrict allows us to accelerate our receipt and response of store and customer feedback to new initiatives, allowing us to quickly make adjustments and improve the quality of products and processes we deliver to the system.

We plan to grow our beverage and food capability further during fiscal 2011. In particular, we plan to expand our breakfast offerings in 2011 with menu items that complement our existing breakfast menu and utilize the Turbo Chef ovens already employed across the system. We also plan to launch our first ever fruit and vegetables smoothie platform.

We strive to utilize organic ingredients in our menu offerings and other products when they meet our quality, cost, and supply assurance standards. Our menu currently includes six organic hot teas, hot oatmeal made with organic steel cut oats, and healthy blended breakfast smoothies topped with organic granola. In addition, we offer a range of organic, high-quality, packaged, good-for-you snacks. We also utilize organic sanitizers in many of our stores.

The items in our "grab-and-go" food portfolio, which are continually being refined and optimized, are supplied to us by a single supplier using regional co-packers and are distributed to our system stores by multiple distributors.

We continue to believe there is consumer demand for better-for-you on-the-go food items that is not being fulfilled by other quick service restaurants. Our menu options continue to meet our four mandatory core standards: 0 grams of trans fat, no high fructose corn syrup, no artificial preservatives, and no artificial flavors. Our goal is for Jamba Juice to be the leader in the specialty better-for-you beverage retailer segment.

Product Innovation

Our research and development team continually seeks to enhance the product offerings available to customers, and where possible, reduce product and labor costs. Our research and development process includes both the development of new products and the optimization of existing menu items to ensure only the most appealing products are offered to customers. We are passionate about creating differentiated, healthy, active lifestyle products that meet an even greater breadth and depth of customer needs. While there is no certainty that product development efforts will lead to the introduction and success of new product offerings or a potential increase in operating margins, we will continue to use these resources to try to develop unique concepts that appeal to customers at any time of day and in any weather or season.

Continue to accelerate the Development of Franchise and Non-Traditional Stores

Jamba Juice Stores

A primary goal of the Company is to grow our brand by establishing more points of distribution to make it easier for customers to experience all that Jamba has to offer. We believe we have significant market expansion opportunities both nationally and internationally. Our market planning has shown that there is potential for at least 2,700 total Jamba Juice "traditional" and "non-traditional" stores in the United States, all of which we believe can be profitable and would meet our new store opening criteria.

We have grown our concept and brand through Company Store and Franchise Store locations. As of December 28, 2010, there were 743 Jamba Juice locations consisting of 351 Company Stores and 392 Franchise Stores operating in 23 states and the Bahamas. Of the 743 locations, 391 stores are located in California, of which 293 are Company Stores and 98 are Franchise Stores. We lease the real estate for all of our Company Stores.

We generally characterize our stores as either "traditional" or "non-traditional" locations. Traditional locations are characterized as a business premise that exists primarily as a Jamba Juice store. Traditional stores average approximately 1,400 square feet in size. These stores are located either in major urban centers or in suburban strip mall centers. As of December 28, 2010, there were 594 traditional Jamba Juice store locations.

Non-traditional locations are characterized as a Jamba Juice store located within another primary business in conjunction with other businesses or at institutional settings such as colleges and universities, shopping malls, supermarkets and airports. A "captive" audience is a common characteristic of non-traditional locations. We believe one benefit of the development of non-traditional stores is to increase awareness of the Jamba Juice brand to complement the traditional stores in the area. As of December 28, 2010, there were 149 non-traditional Jamba Juice store locations.

We continue to innovate in the design of traditional and non-traditional stores as well. Our goal is to vary the size and format of our stores to allow us to locate them in or near a variety of settings. As a result, the typical costs to construct a Jamba Juice non-traditional stores ranges from $185,000 to $408,000 and the typical costs to construct a traditional Jamba Juice store ranges from $264,000 to $462,000. We believe a variety of formats will provide a greater degree of customer access and convenience to our stores that will help attract franchisees and help provide them a higher return on investment on their capital expenditures.

Express Platform

To further expand our brand, in 2010 we launched an innovative new Express platform utilizing compact technology to make select smoothie flavors in "stations" using pre-packaged ingredients. The Express platform targets venues with high volume and needing high-speed service where a full-sized Jamba Juice store or kiosk would not be feasible. Such venues include schools, grocery stores, stadiums, theaters, and select airport locations. Included in the Franchise Store count in 2010 were five Express platform franchise locations. The Company generates revenue from the Express platform through a markup on the smoothie ingredients and through franchise fees.

International Franchising

Our brand and products have international appeal, and we have attracted interest from business partners overseas. In 2005, we launched our first international store in the Bahamas. In 2010 we signed an agreement with SPC Group to develop Jamba Juice stores in South Korea. SPC Group currently operates over 4,500 stores and is actively developing franchises and its bakery business through affiliates such as Paris Croissant, BR Korea (Baskin Robbins, Dunkin Donuts), Shany, and Samlip General Foods. Our first Jamba Juice store opened in South Korea at Incheon International Airport in January 2011, and we expect SPC Group to open up to 200 stores in South Korea over the next decade. We work closely with SPC Group to develop and implement the Jamba Juice system, recognizing commercial, cultural and dietary diversity.

We continue to engage in discussions with additional potential partners regarding the expansion of Jamba Juice stores into various international markets. The success of further international expansion will depend on, among other things, local acceptance of the Jamba Juice concept and menu offerings and our ability to attract qualified franchisees. Our agreements take the form of development and franchise agreements under which we typically receive an initial territory fee, store opening fees, and ongoing royalty revenues based on a percentage of sales.

Franchising—Growth Strategy

The focus of our growth strategy is to continue to expand the development of traditional and non-traditional Franchise Stores and the Express platform franchise locations. We believe this franchise strategy will better position us for growth in market share, reduce capital outlays, provide better overall margins, allow us to open more stores at a faster pace, increase our brand presence to support other Company initiatives such as consumer products licensing program, and increase customer frequency. In 2010, through the sale of 105 Company Stores to franchisees and the development of 30 new Franchise Stores, we increased franchise ownership within the Jamba Juice system from approximately 35% to approximately 53%. With the anticipated completion of our refranchising program, and predominately new growth through Franchise Store development, we expect the percentage of Franchise Stores at the end of 2011 to be approximately 60%.

For fiscal 2010, Franchisees opened thirty new Franchise Stores, closed four Franchise Stores (two through natural lease expiration and two through early termination), and acquired 105 Company Stores which are now operated as Franchise Stores in refranchising transactions.

We continuously monitor Franchise Store operations, principally through our Regional Franchise Leaders. Company representatives make both scheduled and unannounced inspections of Franchise Stores to ensure that only approved products are in use and that our prescribed operations practices and procedures are being followed. We have the right to terminate a franchise agreement if a franchisee does not operate and maintain a Franchise Store in accordance with our requirements. We also monitor the financial health of our franchisees through business and financial reviews.

We maintain a Franchise Advisory Council ("FAC"). The FAC formalizes a channel of communication through a representative group of franchisees to provide advice, counsel and input to us on important issues impacting the business.

Franchising—Our Franchising Program

Through our franchising program, we offer franchisees choices in store format and number of stores they wish to operate including (i) traditional store venues such as single store franchises, (ii) nontraditional store venues such as mall, university, supermarket or airport locations, (iii) Express platform locations, and (iv) exclusive multi-unit license agreements in which the franchisee develops and operates a specified number of stores within a specified period of time within a specified geographic area, which we call area development agreements (as described in *Franchising—Area Development Agreements* below).

Our current traditional store franchise agreement provides for an initial 10-year term. The agreement is renewable for two consecutive 10-year terms, subject to various conditions and state law. The royalty rate in the current franchise agreement for domestic locations is generally 5.5-6% of revenue, with franchisees required to contribute up to an additional 4% of revenue to a company-administered advertising fund. At the present time, in general, we are charging 2% of revenue as the marketing contribution for our traditional store franchisees. Traditional store franchisees are also expected to spend 1.5% of sales on local marketing efforts. There is typically up to a one-mile geographic radius restriction for traditional stores in non-downtown areas. The royalty rates and marketing contributions for non-traditional stores vary depending upon type (airport, college or university or supermarket).

Franchisees typically pay an initial fee of up to $25,000 for traditional store locations and an initial fee ranging from zero-$15,000 for non-traditional store locations. We generally do not provide any form of financing to our franchisees.

Express platform franchise locations pay an initial fee of $5,000, have an initial term of 5-years, with successive one-year renewals, and instead of royalties pay a mark-up on ingredient purchases.

Franchising—Area Development Agreements

As of December 28, 2010, we had eleven area developers who have the right to develop additional Franchise Stores pursuant to development agreements. The exclusive territories covered by these agreements include selected markets in the states of Colorado, Florida, Hawaii, Indiana, Louisiana, Massachusetts, Nevada, New Jersey, Oregon, Utah and Washington.

As of December 28, 2010, ten of the eleven developers had contractual commitments to open an aggregate of 43 new Franchise Stores in their respective territories over the next several years. Seven of the eleven development agreements were entered into in connection with refranchising transactions (see below) where a purchaser of Company Stores also agrees to develop new Franchise Stores.

Area developers typically enter into a separate franchise agreement for each store opened. Under typical development agreements, the area developer generally pays one-half of a $20,000-$25,000 initial fee, or $10,000-$12,500, for each store required to be developed upon execution of the multi-unit development agreement as a development fee. Area developers are obligated to finance their own build-out of each store location according to our specifications.

We also continue to strengthen our relationships with beverage and food concessionaires operating at non-traditional venues such as universities, airports, and other retail and entertainment venues to help maximize our non-traditional franchise development.

Franchising—Our Refranchising Initiative

In May 2009 we announced our refranchising initiative under which we stated our intent to sell existing Company Stores to new or existing franchisees who want to operate multiple store locations. Our refranchising initiative has helped us to accelerate growth, achieve certain operational efficiencies, and position franchisees and aspiring area developers with local or regional expertise to succeed by providing a core of established stores within their exclusive development area.

Under the refranchising initiative, we initially planned to complete the refranchising of up to 150 Company Stores to new or existing franchisees. During fiscal 2010, we completed the sale of 105 Company Stores in fifteen separate refranchising transactions, bringing the refranchising program total to 132 Company Stores sold. We expect to conclude our refranchising program with the sale of 41 Company Stores in the Chicago and Minneapolis markets in early 2011.

In many refranchising transactions, we entered into development agreements committing buyers to build additional Franchise Stores in the regions their purchased stores occupy. In addition, as part of these refranchising transactions, buyers of mature Company Stores are obligated to refresh and refurbish these stores.

Franchising—Market Planning and Site Selection Process

Our market planning and site selection process is integral to the successful execution of our growth strategy. We have processes for identifying, analyzing, and assigning undeveloped markets for either Company Store or Franchise Store development. Once a market is selected, we carefully screen trade areas for demand based on demographic, psychographic and Jamba Juice specific variables to assess the risk of developing a store or permitting a franchisee to do so. We review trade areas to ensure that they meet our guidelines for new store development and begin the site selection or approval process. Once a trade area is approved, we carefully screen prospective locations for visibility, traffic patterns, ease-of-use and co-tenancy for potential Company Store and Franchise Store locations. Our expansion strategy involves using this market planning and site selection process to leverage areas of demand within each market. We intend to use this approach to encourage the clustering of stores in specific geographic areas of demand, which we believe will drive brand awareness, improve operating and marketing efficiencies for Franchise Stores while leveraging the costs associated with regional supervision. Distribution efficiencies can also be realized through this strategy. In addition, we believe the ability to hire qualified team members is enhanced in markets where Jamba is a broadly recognized brand.

In addition to our own efforts, we are approached by sophisticated concessionaires and contract feeders whose independent research has identified us as ideal for locations such as universities, sport venues, airports, and other non-traditional venues where they have exclusive rights from venue owners to develop. When it fits our expansion strategies, these opportunities are incorporated into our own plans.

Continue to Build a Consumer Products Growth Platform

Extending the Jamba brand into the retail consumer packaged goods market continues to provide significant business opportunities. At the close of 2010, the Company had nine license agreements in place. These nine agreements include one with Nestlé USA to introduce a line of all-natural, fruit-based energy drinks. This line of products was launched in February 2011 in the northeastern United States. In addition to energy beverages, the Company also signed agreements with One Natural Experience (O.N.E.) to develop a line of fruit-infused coconut water beverages. This new line of Jamba-branded coconut water beverages will be brought to market via the O.N.E. distribution system, which includes distribution through the Pepsi Beverage Company. The Company also signed agreements with Zola for a line of functional daily Brazilian super fruit shots, with Johnvince Foods for all-naturally boosted trail mixes, and with Sundia Corporation for functionally boosted fruit cups.

We continue to have discussions with potential licensees regarding new and complimentary product categories that we believe are a good fit with the Jamba brand. Our goal is to extend our product offerings outside of our Jamba Juice stores to not only generate revenue, but also to expand the brand accessibility and product usage occasions available to consumers. All of our agreements to date have been structured as license agreements, whereby we receive ongoing royalties based on a percentage of product sales. In the future, to support and optimize our brand extension, we may structure these relationships in other ways such as joint venture agreements, co-packing agreements, and sales and distribution agreements.

In 2010, we entered into a non-binding memorandum of intent with Core-Mark Holdings Company, Inc. to establish a relationship to offer and deliver health-oriented Jamba branded beverage and food consumer products, including those produced by Jamba licensees, to Core-Mark serviced convenience retail locations. This relationship represents one way we can assist our licensees in commercializing the licensed Jamba-branded products at retail.

Continue to Implement a Disciplined Expense Management Plan

This strategic priority affects all aspects of our system in our efforts to continue to improve store-level profitability and returns for Company Store and Franchise Stores. Strong store-level economics is critical to the Company's success and therefore management is diligently focused on initiatives to improve these metrics. We also monitor our general and administrative expenses so that we may better leverage our existing infrastructure in support of our growth strategy.

Store Operations

Company Store Management

We believe operational excellence at both the Company Store level and the Franchise Store level is vital to the Company's success. Our Company Store field and store operations team plays a critical role in maximizing the performance of our stores across the system. We recruit and retain leaders with broad experience in management and our industry. We support our Company Store operations with a combination of Area Directors of Operations and District Managers.

Our typical Company Store operations team consists of a combination of a General Manager at each store, two to four Shift Managers and approximately 10 to 20 front line team members depending on the time of year. We continually evaluate opportunities to optimize our labor planning algorithms further to achieve optimal staffing levels throughout the day, which may help us reduce staffing costs at certain stores under certain circumstances.

Maintaining our culture in Company Stores as well as Franchise Stores is essential as we continue to expand, and we believe that it is critical to developing our brand and ensuring our continued success. We believe team members are the key to our success and support the development of a culture that fosters personal interaction, mutual respect, trust, empowerment, enthusiasm and commitment.

Training

We conduct various training programs for franchisees, team members, support center staff and our leadership team. We are dedicated to providing a meaningful experience for all employees, with ample opportunity to develop leadership skills as they move up through the organization. Our training programs include formal programs such as the Manager-in-Training programs for new managers and informal one-on-one discussions held between General Managers, District Managers and Area Directors of Operations. All of our training programs reinforce the importance of strong customer service and sales skills. We also make training materials and best practice information available to our franchisees to help create, preserve, and support a singular culture of excellence within all of the stores that comprise our system.

Recruiting and Retention

We carefully screen potential employees to ensure that they hold many of our core values and fit into our culture. By maintaining this emphasis and encouraging responsibility and accountability at every level, we believe that we have created a sense of team member loyalty and an open and interactive work environment, resulting in a highly passionate workforce. Our employees are paid competitive wages and are offered opportunities for advancement. In addition to competitive wages, store managers are eligible for performance-based bonuses. We also provide best practice information, qualifications and other information to our franchisees to assist them with hiring and retention and to preserve a singular culture within the stores that comprise our system.

Advertising and Marketing

Our marketing strategy focuses on promoting Jamba Juice as a healthy, active lifestyle brand for consumers who prefer not to sacrifice taste or quality. Marketing efforts are primarily concentrated on creating local buzz that will generate positive word-of-mouth, an approach we call "owning the trade area" around our stores. We also use social media outlets to encourage greater frequency of visits from existing customers and to drive trial and awareness among potential new customers. Currently we have over 850,000 fans who "Like" us on Facebook and over 6,000 followers on Twitter. Consistent with the origins of our brand, we also engage local non-profits and community organizations to drive brand awareness, trial and usage frequency among their members. We also look to our Jamba-branded consumer products licensees to generate brand awareness through their advertising and promotion efforts.

In general, each traditional store, whether a Company Store or Franchise Store, presently contributes 2% of sales to a national marketing fund and is also expected to spend an additional 1.5% of sales on local marketing efforts. In addition, the Company plans to develop regional advertising initiatives to assist certain regions spend a portion of their local marketing spending obligations. We engage in marketing campaigns to enhance national brand awareness. We use print, radio, email, online and other advertising media in furtherance of this goal.

We also benefit from national media attention relating to some of our programs. Historically, we have not engaged in any mass media marketing programs; nevertheless, we have been featured in stories appearing in nationally syndicated papers, including The Wall Street Journal and a host of local newspapers and magazines. We have also received product placement in television shows and feature films. Our participation in local fundraising events also helps capture a significant amount of coverage from local television stations.

Product Supply

We are committed to providing only the finest smoothies, juices and other food products. Smoothie and juice products depend heavily upon supplies of fresh and individually quick frozen ("IQF") fruit. The quality of each smoothie depends to a large degree on the quality of the basic fruit ingredients from which it is made. It is therefore essential that the supply of fruit is of the highest quality and is consistent throughout the year. To achieve these goals we purchase our projected requirements for the coming year of a given type of fruit from suppliers at the height of the season for that particular fruit. The supply and price of fresh and IQF fruit are dependent upon the supply and demand at the time of purchase and are subject to significant volatility. Supply and price can be affected by multiple factors in the producing regions, including weather, natural disasters and regional political and economic conditions. In addition, as we continue to grow, we will likely become more dependent upon global fruit supplies than we have in the past, which could allow natural disasters and global political and economic conditions to have a greater effect on the supply and price of our fruit ingredients and our profitability.

Southwest Traders, Inc. is a distributor of proprietary products to our Company Stores and Franchise Stores. Southwest Traders distributed ingredients that made up approximately 75% of cost of goods for Jamba Juice Company during fiscal 2010. Southwest Traders does not manufacture or negotiate pricing agreements for products sold in our stores. They serve solely in a warehousing and distribution capacity.

In 2010, the Company initiated a program whereby the Company's purchasing organization for Company Stores and Franchise Stores would be funded by all Company Stores and Franchise Stores instead of solely out of the Company's general and administrative expenses. This change became necessary as we started to move from a predominately Company Store model to a Franchise Store model in order to achieve the funding levels required to procure, manage, and support suppliers with respect to products, equipment, and distribution services to support the system. The funding for this program is achieved from a mark-up of certain products purchased by Company Stores and Franchise Stores, which is subsequently rebated back to the Company by the supplier. We believe this program allows the Company to provide the best supply chain services to achieve the highest quality of products at the lowest prices and in compliance with the Company's quality and safety standards. We also believe this program better aligns the interests of the Company Stores and the Franchise Stores from a cost of goods perspective.

Competition

The retail beverage and food industry is highly competitive and fragmented. Restaurants compete based on a number of factors, including quality, price-value relationships, customer service, name recognition, employee hiring and retention and location. We compete with a variety of purveyors of quick, convenient beverage and food products, including quick service restaurants/fast food establishments, coffee shops, donut shops and grocery stores. While competition in the beverage and food market is fragmented, competition is increasing, and a major competitor with substantially greater resources than the Company could enter the market at any time and compete directly against Jamba Juice stores.

We compete most directly with regional smoothie stores, most of which are franchises of other smoothie brands. The rising popularity of convenient and healthy food items may result in increased competition from non-smoothie retailers as they increase their offerings of smoothies and other juice-related products, and as we increase our food offerings we will be placing ourselves into direct competition with other quick serve food concepts with well established businesses. In 2010, we believe competition from McDonald's nationwide introduction and promotion of its new smoothie line negatively impacted Company Store sales in the third quarter when they were introduced. However, in the subsequent quarter we regained our number one market share smoothie category leader and we believe in the longer term that the McDonald's launch will be beneficial by expanding consumer awareness of the smoothie category.

In addition, we also face intense competition from both restaurants and other specialty retailers for suitable sites for new stores and qualified personnel to operate both new and existing stores. There can be no assurance that the Company or our franchisees will be able to continue to secure adequate sites at acceptable rent levels or that the Company or franchisees will be able to attract a sufficient number of qualified personnel to operate our stores.

Government Regulation and Environmental Matters

Government Regulation. We are subject to extensive and varied federal, state and local government regulation, including regulations relating to public health and safety and zoning codes. We operate each of our stores in accordance with standards and procedures designed to comply with applicable codes and regulations. However, if we could not obtain or retain food or other licenses, it would adversely affect our operations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular store or group of stores.

California and other states and local jurisdictions have enacted laws, rules, regulations and ordinances which may apply to the operation of a Company Store, including those which (a) establish general standards, specifications and requirements for the construction, design and maintenance of the store premises; (b) regulate matters affecting the health, safety and welfare of our customers, such as general health and sanitation requirements for restaurants; employee practices concerning the storage, handling, cooking and preparation of food; special health, food service and licensing requirements; restrictions on smoking; exposure to tobacco smoke or other carcinogens or reproductive toxicants and saccharin; availability of and requirements for public accommodations, including restrooms; (c) set standards pertaining to employee health and safety and mandatory health insurance; (d) set standards and requirements for fire safety and general emergency preparedness; (e) regulate the proper use, storage and disposal of waste, insecticides and other hazardous materials; (f) establish general requirements or restrictions on advertising containing false or misleading claims, or health and nutrient claims on menus or otherwise, such as "low calorie", "fat free" or "organic"; (g) establish requirements concerning withholdings and employee reporting of taxes on tips and (h) regulate or ban the use of polystyrene cups.

In order to develop and construct more stores, we or our franchisees need to comply with applicable zoning, land use and environmental regulations. Federal and state environmental regulations have not had a material effect on our operations to date, but expansion of our menu offerings or more stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or even prevent construction and increase development costs for new stores. We and our franchisees are also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act, which generally prohibits discrimination in accommodation or employment based on disability. We may, in the future, have to modify stores, for example, by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such action will not require us to expend substantial funds.

We are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986 and various federal and state laws governing various matters including minimum wages, overtime and other working conditions. We pay a significant number of our hourly staff at rates consistent with but higher than the applicable federal or state minimum wage. Accordingly, increases in the minimum wage would increase our labor cost. We are also subject to various laws and regulations relating to our current and any future franchise operations. See "Risk Factors—*Governmental regulation may adversely affect our ability to open new stores or otherwise adversely affect our existing and future operations and results*."

We are also subject to various federal and state laws that regulate the offer and sale of franchises and aspects of the licensor-licensee relationships. Many state franchise laws impose restrictions on the franchise agreement, including the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew and the ability of a franchisor to designate sources of supply. The Federal Trade Commission, or the FTC, and some state laws also require that the franchisor furnish to prospective franchisees a franchise disclosure document that contains prescribed information and, in some instances, require the franchisor to register the franchise offering.

Environmental Matters. We are subject to federal, state and local environmental laws and regulations concerning the use of polystyrene products, and several counties in which our stores are located have already banned the use of our polystyrene cups. As more state and local governments take actions to preserve the environment we may be subject to further bans on the use of polystyrene cups. A federal ban on the use of polystyrene cups would force us to eliminate the use of polystyrene products system wide. We are actively exploring economically viable alternatives to polystyrene cups, which can provide the same quality and integrity of our frozen smoothies to ensure customer satisfaction.

During 2010, we continued to make progress on new eco-sustainability initiatives first launched in 2009. We focused on waste reduction, increasing the use of recyclable products and utilizing more organic ingredients. Our green initiatives include the introduction of more environmentally friendly packaging for our products, the launch of several optimization programs to reduce waste, participation in recycling programs, and participation in composting programs for of our food waste where it is feasible for us to do so. Among the packaging improvements made to date are the introduction of new cup carriers, oatmeal cups and lids, breakfast clear cups and lids, spoons and napkins that are made from recycled material. We have also reduced the amount of corrugated cardboard used for bulk shipping, reduced labeling requirements, and reduced freight, resulting in lower fuel emissions.

Trademarks and Domain Names

The Company owns and/or has applied to register numerous trademarks and service marks in the United States and in other jurisdictions covering more than 50 additional countries throughout the world. Some of the Company's trademarks, including Jamba Juice ® and the Jamba logo are of material importance to the Company. The duration of trademark registrations varies from country to country. However, trademarks are generally valid and may be renewed indefinitely as long as they are in use and/or their registrations are properly maintained. In addition, the Company has registered and maintains numerous Internet domain names, including "jamba.com" and "jambajuice.com."

Management Information Systems

Each Company Store has computerized point-of-sale registers which collect transaction data used to generate pertinent information, including sales transactions and product mix. Additionally, the point-of-sale system is used to authorize, batch and transmit credit card data. All product prices are programmed into the point-of-sale register from the Company's corporate office. Franchise Stores generally use the same point-of-sale registers as Company Stores, but may elect to use alternative systems provided certain information is provided to the Company. Franchisees set their own menu prices.

Company Stores use the Company's licensed labor scheduling software to record employee time clock information, schedule labor, and provide management reports.

Company Stores and many Franchise Stores use the Company's licensed food cost management software to improve inventory management and provide management reports.

We believe the current point-of-sale register system is adequate to support our expansion needs.

In 2011, the Company plans to deploy supply chain management software tools to improve product forecasting by better balancing the disparity between supply and demand through improved business processes and using algorithms and consumption analysis to better plan future needs. These tools will include integration technology that will allow the Company to communicate information electronically with supply chain partners.

Seasonality

Our business is highly subject to day-to-day volatility based on weather and varies by season. A significant portion of the Company's revenue is realized during the second and third quarters of the fiscal year, which include the summer months. The fourth quarter of the fiscal year, which encompasses the winter months and the holiday season, has traditionally been our lowest revenue volume quarter. Although we have expanded the number of stores offering our hot oatmeal, "grab-and-go" food, and California Flatbreads, have also launched our Hot Blends beverage platform, and will soon launch a hot, savory breakfast platform to help offset the seasonal nature of our business, our business will likely continue to be subject to seasonal patterns for the foreseeable future, given that the largest portion of our sales continues to be from the sale of smoothies during the warmer parts of the year. Because of the seasonality of the business, results for an individual quarter are not necessarily indicative of the results which may be achieved for the full fiscal year.

Executive Officers

Our executive officers, their respective ages and positions as of March 14, 2011 and descriptions of their business experience are set forth below. There are no family relationships among any of the executive officers named below.

James D. White, President and Chief Executive Officer, age 50

Mr. White has served as the Company's President and Chief Executive Officer since December 2008. From 2005 to 2008, Mr. White was Senior Vice President of Consumer Brands for Safeway, Inc. with responsibility for brand strategy, innovation, manufacturing and commercial sales. From 2002 to 2005, Mr. White was Senior Vice President of Business Development, North America at the Gillette Company.

Karen L. Luey, Senior Vice President and Chief Financial Officer, age 50

Ms. Luey has served as the Company's Senior Vice President and Chief Financial Officer since August 2008, and Principal Accounting Officer since April 2007. Ms. Luey joined Jamba Juice Company as Vice President and Controller in April 2007. From 2005 to 2007, Ms. Luey was Vice President, Corporate Controller, and Principal Accounting Officer of LeapFrog Enterprises.

Bruce Schroder, President, Store Operations, age 51

Mr. Schroder has served as President, Store Operations of Jamba Juice Company since April 2010. From 2008 to 2010, Mr. Schroder was chief operating officer of Adina for Life. From 2007 to 2008, Mr. Schroder served as chief operating officer of Aimco Capital. From 2003 to 2007, Mr. Schroder held various positions with Peet's Coffee & Tea, lastly serving as Vice President and General Manager, Retail.

Thibault de Chatellus, Senior Vice President, Global Franchise and Development, age 51

Mr. de Chatellus has served as Senior Vice President, Global Franchise and Development of Jamba Juice Company since August 2008. Mr. de Chatellus joined Jamba Juice Company as Senior Vice President, International in May 2007. From 2005 to 2007, Mr. de Chatellus was an independent consultant, focusing on business development strategies in international markets.

Michael W. Fox, Senior Vice President and General Counsel, Secretary, age 52

Mr. Fox has served as the Company's Senior Vice President and General Counsel since August 2008 and has been Corporate Secretary since November 2006. Mr. Fox joined Jamba Juice Company as Vice President, Legal Affairs in February 2005.

Gregory A. Schwartz, Senior Vice President, Supply Chain, age 46

Mr. Schwartz has served as Senior Vice President, Supply Chain of Jamba Juice Company since September 2008. Mr. Schwartz joined Jamba Juice Company as Vice President, Supply Chain in August 2007. During 2007, prior to joining Jamba Juice Company, Mr. Schwartz was Vice President, Global Procurement of WalMart Stores, Inc. From 1999 to 2006, Mr. Schwartz held various positions with Safeway, Inc., lastly serving as its Vice President, Strategic Global Sourcing and Business Development (Blackhawk Network).

Susan H. Shields, Senior Vice President and Chief Marketing Officer, age 50

Susan H. Shields has served as Senior Vice President and Chief Marketing Officer of Jamba Juice Company since November 2009. Ms. Shields joined Jamba Juice Company as Vice President of Consumer Products, Licensing, and Growth initiatives in January 2009. During 2008, Ms. Shields was Senior Vice President of Innovation and Product Development at Beautifull, Inc. From 2006 to 2007, Ms. Shields was Group Vice President of Innovation at Safeway, Inc.

Employees

As of December 28, 2010, we employed approximately 5,900 persons, approximately 170 of whom were at our corporate offices or part of our field and franchise support and operations. The remainder of the employees were Company Store management and hourly store personnel. The Company also hires a significant number of seasonal employees during its peak selling season during the spring and summer. Our employees are not covered by a collective bargaining agreement. We consider our employee relations to be good. We place a priority on staffing our stores and support center positions with skilled team members who embrace our culture and invest in training programs to ensure the quality of our store operations.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available on our website at http://ir.jambajuice.com, free of charge as soon as reasonably practicable after we electronically file such reports with, or furnish those reports to, the Securities and Exchange Commission (the "SEC"). The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC at http://www.sec.gov. The public may also read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Investors may obtain information on the operation of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. Our Corporate Governance Principles and Practices, Board of Directors committee charters (including the charters of the Audit Committee, Compensation and Executive Development Committee and Nominating and Governance Committee) and our code of ethics entitled "Code of Business Conduct and Ethics" also are available at that same location on our website. Information on our website is not incorporated into this annual report. Stockholders may request free copies of these documents from:

Jamba, Inc.
c/o ICR, Inc.
441 Lexington Avenue, 4th Floor
New York, NY
(646) 277-1212
investors@jambajuice.com

We included the certifications of the Chief Executive Officer and the Chief Financial Officer of Jamba, Inc. relating to the quality of our public disclosure, as required by Section 302 of the Sarbanes-Oxley Act of 2002 and related rules, in this Annual Report on Form 10-K as Exhibits 31.1 and 31.2 hereto.

ITEM 1A. RISK FACTORS

Set forth below and elsewhere in this report and in other documents we file with the SEC are descriptions of the risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report.

RISKS RELATED TO OUR BUSINESS

We may not be successful in implementing our strategic priorities, which may have a material adverse impact on our business and financial results.

In fiscal 2010 we continued to implement the strategic priorities under our BLEND Plan that we believed necessary to revitalize the Company for future growth and long-term stockholder value, including:

- continuing to build a customer first operationally focused service culture;
- continuing to expand our beverage and food menu offerings across all four day parts (breakfast, lunch, afternoon and dinner);
- continuing to accelerate the development of franchise and non-traditional stores;
- continuing to build a consumer products growth platform; and
- continuing to implement a disciplined expense reduction plan.

There can be no assurance that we will be able to continue to successfully implement these strategic priorities or whether these strategic priorities will be successful, and a failure of either could impede our growth and operating results.

We have a history of net losses and may incur losses in the future.

We have incurred net losses in each of the last four fiscal years. We may continue to incur net losses in the future and we cannot assure you that we will achieve or sustain profitability.

A worsening of economic conditions or a decrease in consumer spending may substantially decrease our revenues and may adversely impact our ability to implement our business strategy.

Our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. While there are signs that conditions may be improving, there is no certainty that this trend will continue or that credit and financial markets and confidence in economic conditions will not deteriorate again. Accordingly, we may experience continuing declines in revenue during economic turmoil or during periods of uncertainty. Any material decline in the amount of discretionary spending, leading cost-conscious consumers to be more selective in restaurants visited, could have a material adverse effect on our revenue, results of operations, business and financial condition.

The challenges of competing with the many food services businesses may result in reductions in our revenue and operating margins.

We compete with many well-established companies, food service and otherwise, on the basis of taste, quality and price of product offered, customer service, atmosphere, location and overall guest experience. Our success depends, in part, upon the popularity of our products and our ability to develop new menu items that appeal to consumers across all four day parts. Shifts in consumer preferences away from our products, our inability to develop new menu items that appeal to consumers across all day parts, or changes in our menu that eliminate items popular with some consumers could harm our business. We compete with other smoothie and juice bar retailers, specialty coffee retailers, yogurt and ice cream shops, bagel shops, fast-food restaurants, delicatessens, cafés, take-out food service companies, supermarkets and convenience stores. Our competitors change with each of the four day parts, ranging from coffee bars and bakery cafés to casual dining chains. Many of our competitors or potential competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in the market quicker than we can. In addition, aggressive pricing by our competitors or the entrance of new competitors into our markets, as evidenced by McDonald's Corporation's inclusion of fruit smoothies on their menu, could reduce our revenue and operating margins. We also compete with other employers in our markets for hourly workers and may become subject to higher labor costs as a result of such competition.

We are subject to risks associated with climate change and climate change regulation.

Laws and regulations regarding climate change, energy usage and emissions controls may impact the Company directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Company cannot anticipate or predict the material adverse effect on our financial condition, results of operations or cash flows as a result of climate change and climate change regulations.

Our revenue is subject to volatility based on weather and varies by season.

Seasonal factors cause our revenue to fluctuate from quarter to quarter. Because the majority of our revenue results from the sale or smoothies, our revenue is typically lower during the winter months and the holiday season and during periods of inclement weather (because fewer people choose cold beverages) and higher during the spring, summer and fall months (for the opposite reason).

Fluctuations in various food and supply costs, particularly fruit and dairy, could adversely affect our operating results.

Supplies and prices of the various products that we use to prepare our offerings can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing countries.

These factors subject us to shortages or interruptions in product supplies, which could adversely affect our revenue and profits. In addition, the prices of fruit and dairy, which are the main products in our offerings, can be highly volatile. The fruit of the quality we seek tends to trade on a negotiated basis, depending on supply and demand at the time of the purchase. An increase in pricing of any fruit that we use in our products could have a significant adverse effect on our profitability. In addition, higher diesel and gasoline prices may affect our supply or transportation costs and may affect our revenue going forward. Although we attempt to help mitigate the risks of volatile commodity prices and allow greater predictability in pricing by entering into fixed price or to-be-fixed priced purchase commitments for a portion of our fruit and dairy requirements, we cannot assure you that these activities will be successful or that they will not result in our paying substantially more for our fruit supply than would have been required absent such activities. Declines in sales may also adversely affect our business to the extent we have long-term purchase commitments in excess of our needs.

We are primarily dependent upon one supplier for a significant amount of our food distribution.

We maintain food distribution contracts primarily with one supplier. This supplier, Southwest Traders, Inc., provided approximately 75% of our cost of goods for fiscal 2010, and 75% and 81% of cost of goods for each of our fiscal years 2009 and 2008, respectively, which potentially subjects us to a concentration of business risk. If this supplier had operational problems, our operations could be adversely affected.

We may face difficulties entering into new or modified arrangements with existing or new suppliers or new service providers.

If we expand our operations into new geographic areas through new Company Stores or Franchise Stores or introduce new products with special manufacture, storage or distribution requirements, we may have to seek new suppliers and service providers or enter into new arrangements with existing ones. We may also encounter difficulties or be unable to negotiate pricing or other terms as favorable as those we currently enjoy, which could harm our business and operating results. For example, the Company has faced challenges related to the high distribution costs for stores located outside of California in delivering our grab-and-go portfolio comprised of fresh, perishable products.

The Company's success depends on the value of the Jamba Juice and Jamba brands.

The Jamba Juice brand practice is to inspire and simplify healthy living. We believe we must preserve and grow the value of the Jamba Juice brand in order to be successful in building our business and particularly in building a consumer products growth platform primarily under the Jamba brand. Brand value is based in part on consumer perceptions, and the Jamba Juice brand has been highly rated in several recent brand studies. We intend to reinforce and extend these perceptions for the Jamba brand to help support our licensing efforts. Our brand building initiatives involve increasing our product offerings, opening new Franchise Stores and entering into licensing arrangements to increase awareness of our brands and create and maintain brand loyalty. Our licensees are often authorized to use our logos and provide branded beverages, food and other products directly to customers. We provide training and support to, and monitor the operations of, these business partners, but the product quality and service they deliver may be diminished by any number of factors beyond our control, including financial pressures. We believe customers expect the same quality of products and service from our licensees as they do from us. Any shortcoming of one of our business partners, particularly an issue affecting the quality of the service experience or the safety of beverages or food, may be attributed by customers to us, thus damaging our reputation and brand value and potentially affecting our results of operations. If our brand building initiatives are unsuccessful, or if business incidents occur which erode consumer perceptions of our brand, then the value of our products may diminish and we may not be able to implement our business strategy.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Our intellectual property is material to the conduct of our business. Our ability to implement our business plan successfully depends in part on our ability to build further brand recognition using our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos and the unique ambiance of our stores both domestically and overseas. We have secured the ownership and rights to our marks in the United States and have filed or obtained registrations for restaurant services in most other significant foreign jurisdictions. We undertake similar efforts to protect our brands in other relevant consumer product categories in relevant jurisdictions. If our efforts to protect our intellectual property are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of our store brand and our consumer products brands may be harmed, which could have a material adverse effect on our business. While we have not encountered claims from prior users of intellectual property relating to restaurant services in areas where we operate or intend to conduct material operations in the near future, there can be no assurances that we will not encounter such claims. If so, this could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

Our business could be adversely affected by increased labor or healthcare costs. Self-insurance plan claims could materially impact our results.

Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our team members. A considerable number of the team members employed by us are paid at rates related to the federal minimum wage. In 2008, the federal minimum wage increased from $5.85 to $6.55 and it increased again in 2009 to $7.25. Additionally, many of our Company Store team members work in stores located in states where the minimum wage is greater than the federal minimum and receive compensation equal to the state's minimum wage. The current California minimum wage is $8.00. Any further increases in the federal minimum wage or the enactment of additional state or local minimum wage increases where our employees may be located will increase labor costs. Additionally, competition for employees in various markets could result in higher required wage rates. Furthermore, the Company is self-insured for team member healthcare and dental benefits. The Company pays a substantial part of the healthcare benefits for team members at the general manager level and above and for those working at the Company's corporate office. Liabilities associated with the risks that the Company retains are estimated in part, by considering historical claims experience, demographic factors, severity factors, and other actuarial assumptions. The estimated accruals for these liabilities are based on statistical analyses of historical industry data as well as the Company's actual historical trends. If actual claims experience differs from the Company's assumptions, historical trends, and estimates, changes in the Company's insurance reserves could materially impact our results of operations.

The recently enacted Patient Protection and Affordable Care Act as well as other healthcare reform legislation being considered by Congress and state legislatures may have an impact on our business. While we are currently evaluating the potential effects of the Patient Protection and Affordable Care Act on our business, the impact could be extensive and will most likely increase our employee healthcare-related costs. While the significant costs of the recent healthcare legislation enacted will occur after 2013 due to provisions of the legislation being phased in over time, changes to our healthcare costs structure could have a significant, negative impact on our business.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

We and our franchisees compete for real estate and our or their inability to secure appropriate real estate or lease terms could impact our respective abilities to grow. Our leases generally have initial terms of between five and 15 years, and generally can be extended only in five-year increments if at all. We generally cannot cancel these leases. If an existing or new store is not profitable, and we decide to close it, as we have done in the past and may do in the future, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Additionally, because we sublease the premises of Company Stores sold to franchisees in our refranchising program, we are still legally liable to the landlords under the prime leases, and we will need to assume obligations under the prime lease should a franchisee default on its sublease obligations. Current locations of our stores and franchised locations may become unattractive as demographic patterns change. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could require us to close stores in desirable locations.

Our business and results may be subject to disruption from work stoppages, terrorism or natural disasters.

Our operations may be subject to disruption for a variety of reasons, including work stoppages, acts of war, terrorism, pandemics, fire, earthquake, flooding or other natural disasters. In particular, our corporate offices and support center is located in Northern California, near known earthquake fault lines. If a major earthquake or other natural disaster were to occur in Northern California, our corporate offices and support center may be damaged or destroyed. Such a disruption could result in the temporary or permanent loss of critical data, suspension of operations, delays in shipments of product, and disruption of business in both the affected region and nationwide, which would adversely affect our revenue and results of operations.

The unexpected loss of one or more members of our executive management team could adversely affect our business.

Our success depends substantially on the contributions and abilities of our executive management team and other key employees. We believe that these individuals understand our operational strategies and priorities and the steps necessary to drive our long-term growth and stockholder value. Competition for personnel in our industry is strong and the ability to retain key employees during a revitalization effort can be difficult. While we have entered into employment agreements with each of our executive officers, we cannot make any assurances that we can retain these individuals for the period necessary for us to achieve and sustain profitability. Our failure to continue to recruit, retain, and motivate executive management and other key employees sufficient to maintain a competitive position within our industry and to implement our strategic priorities would adversely affect our results of operations.

We are highly dependent on the financial performance of stores concentrated in certain geographic areas.

Our financial performance is highly dependent on stores located in California. Stores located in California comprise over 50% of our total system stores and generate a significant portion of our Company Store revenues. In recent years California and other states have experienced significant economic impact due to the current economic climate. If geographic regions in which we have a high concentration of stores continue to experience significant economic pressures, our sales and operating results could be negatively impacted. In addition, state and local laws, government regulations, weather conditions and natural disasters affecting California and other regions where we have a high concentration of stores may have a material impact upon our results.

Governmental regulation may adversely affect our ability to open new stores or otherwise adversely affect our existing and future operations and results.

We and our franchisees are subject to various federal, state and local regulations. Each of our stores is subject to state and local licensing and regulation by health, sanitation, food and workplace safety and other agencies. We and our franchisees may experience material difficulties or failures in obtaining the necessary licenses or approvals for new stores, which could delay planned store openings. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new stores in particular locations.

Our operations are also subject to the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the U.S. Americans with Disabilities Act, family leave mandates and a variety of similar laws enacted by the states that govern these and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Establishments operating in the quick-service and fast-casual segments have been a particular focus, and compliance with additional regulations can become costly and affect our operating results.

Our federal, state and local tax returns may, from time to time, be selected for audit by the taxing authorities, which may result in tax assessments, interest or penalties that could have a material adverse impact on our results of operations and financial position.

We are subject to federal, state and local taxes in the U.S. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, if a taxing authority disagrees with the positions taken by the Company, we could have an additional tax liability, including interest and penalties. If material, payment of such additional amounts could have a material impact on our results of operations and financial position.

Our ability to use our tax attributes may be limited due to an "ownership change."

Based on information available to us, we believe that we underwent an "ownership change" as defined in section 382 of the Internal Revenue Code during the second quarter of our 2009 fiscal year, as a result of our issuance of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock and other prior trading in our stock.

The amount of our taxable income for tax years ending after our ownership change which may be offset by net operating loss carryovers from pre-change years will be subject to an annual limitation, known as a section 382 limitation. The section 382 limitation is generally based on the value of our stock immediately before the ownership change multiplied by the long-term tax exempt rate in effect at the time of the ownership change, subject to increase if we had net unrealized built-in gains and if such net unrealized built-in gains are recognized, or are deemed recognized under IRS guidance, during the 5-year period beginning on the ownership change date. If we had net unrealized built-in losses, and if the net unrealized built-in losses are recognized during the 5-year period beginning on the ownership change date, such losses will generally be treated as if incurred prior to the ownership change, for purposes of applying the annual limitation. Any section 382 limitation amount not used in a taxable year to offset taxable income can be carried forward to the next post-change taxable year. Net operating losses may generally be carried forward to each of the 20 taxable years following the taxable year of the loss. With respect to tax credits, there is a limitation under section 383 of the Internal Revenue Code whereby the post-change year credit usage is limited to the credit equivalent of any section 382 limitation amount remaining after carrying forward pre-change losses.

We have not yet ascertained the approximate amount of our section 382 limitation, whether we have net unrealized built-in gains or net unrealized built-in losses, the effect on the section 382 limitation of any potential future recognition of net unrealized built-in gains or any net unrealized built-in losses during the 5-year period beginning on the ownership change, and whether any net operating losses are likely to expire unused due to the 20 taxable year net operating loss carry forward period. The effect of future realization of net unrealized built-in gains or net unrealized built-in losses, if any, is subject to various factors including, among other things, when, and at what price, we dispose of the related assets. The section 382 limitation may be reduced if there is another section 382 ownership change, resulting in a lower section 382 limitation, during a time when we continue to be a loss corporation. If we are profitable in the future, and if the foregoing limitations on loss and credit usage affect our ability to offset taxable income and taxes with losses and credits, we could be adversely affected due to increased tax liability.

If, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of our deferred tax assets will not be realized, then a valuation allowance is recognized with respect to our deferred tax assets. After consideration of all the evidence, both positive and negative, management has previously concluded (even prior to the determination that there was an ownership change resulting in a section 382 limitation) that it is not more likely than not that the deferred tax assets related to depreciation, tax goodwill, jambacards, accrued expenses and net operating losses will be realized and a full valuation allowance has been maintained against our net deferred tax assets.

RISKS RELATED TO OUR FRANCHISE BUSINESS

Our growth strategy depends on increasing franchise ownership.

Because our current growth strategy is to transition from a Company Store model to one of growth fueled by Franchise Store development, we receive an increasingly significant amount of our revenues in the form of royalties from our franchisees. Resultantly, the success of our business is increasingly dependent upon the operational and financial success of our franchisees. This strategy is subject to risks and uncertainties. While our franchise agreements set forth certain operational standards and guidelines, we have limited control over how our franchisees' businesses are run, and any significant inability of our franchisees to operate successfully could adversely affect our operating results through decreased royalty payments. We may not be able to identify franchisee candidates with appropriate experience and financial resources or to negotiate mutually acceptable agreements with those that do. Our franchisee candidates may not have access to the financial or management resources that they need to open or continue operating the stores contemplated by their franchise agreements with us. In addition, franchisees may not be able to find suitable sites on which to develop new stores or negotiate acceptable lease terms for the sites, obtain the necessary permits and government approvals or meet construction schedules. If our franchisees incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, it could result in financial distress or even possible insolvency or bankruptcy. If a significant number of our franchisees become financially distressed, this could harm our operating results through reduced or delayed royalty payments or increased rent obligations for leased properties on which we are contingently liable.

Expansion into new geographic markets may present increased risks.

Franchise growth is planned in new geographic areas in the United States and select international market for fiscal 2011. Our future results, and the results of new Franchise Stores, depend on various factors, including successful selection and expansion into these new geographic markets and market acceptance of the Jamba Juice experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns as compared to existing markets. As a result, those new stores may be less successful than stores in our existing markets. Consumers in a new market may not be familiar with the Jamba Juice brand, and we may need to build brand awareness in that market through greater investments in advertising and promotional activity than we originally planned. Franchisees may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. Stores opened in new markets may also have lower average store revenue than stores opened in existing markets, and may have higher construction, occupancy or operating costs than stores in existing markets. Furthermore, we may have difficulty in finding reliable suppliers or distributors or ones that can provide us, either initially or over time, with adequate supplies of ingredients meeting our quality standards. Revenue at stores opened in new markets may take longer to ramp up and reach expected revenue levels, and may never do so, thereby affecting our overall royalty income. As with the experience of other retail food concepts that have tried to expand nationally and internationally, we may find that the Jamba Juice concept has limited or no appeal to customers in new markets or we may experience a decline in the popularity of the Jamba Juice experience. Newly opened stores may not succeed, future markets and stores may not be successful and, even if we are successful, our average store revenue, and the royalty income generated therefrom, may not increase and may even decline.

Our efforts to expand internationally may not be successful and could impair the value of our brand.

Our current strategy includes international expansion in a number of countries around the world. Expanding into international markets will expose us to new risks and uncertainties, including product supply, import/export limitations and regulations to which we are not currently bound and may not be currently set up to handle, consumer preferences, occupancy costs, operating expenses and labor and infrastructure challenges. If stores open in international markets and such stores are unable to source inventory locally, franchisees may be required to import inventory from our U.S. distributors and any resulting import duties, tariffs, transportation or other charges may disproportionately impact such stores' cost of goods which could harm the viability of such stores.

Finally, international operations have inherent risks such as foreign currency exchange rate fluctuations, the application and effect of local laws and regulations and enforceability of intellectual property and contract rights. Additionally, effectively managing growth can be challenging, particularly as we continue to expand into new international markets where we must balance the need for flexibility and a degree of autonomy for local management against the need for consistency with our goals, philosophy and standards. Failure of our international expansion strategy could have a material adverse impact on our results of operations.

Termination or non-renewal of franchise agreements may disrupt store performance.

Each franchise agreement is subject to termination by us in the event of default by the franchisee after the applicable cure periods. Upon the expiration of the initial term of a franchise agreement, the franchisee generally has an option to renew for an additional term. There is no assurance that franchisees will meet the criteria for renewal or will desire or be able to renew their franchise agreements. If not renewed, a franchise agreement and payments required thereunder will terminate. We may be unable to find a new franchisee to replace such lost revenue. Furthermore, while we will be entitled to terminate franchise agreements following a default that is not cured within the applicable cure period, if any, the disruption to the performance of the stores could materially and adversely affect our business.

Our franchising strategy means we will become more dependent on franchisees for our success.

Several of our franchisees have been experiencing financial pressures, which, in certain instances, became more exacerbated during fiscal 2010. Our franchisees closed four stores in fiscal 2010 (2 through natural lease expiration and 2 through early termination), and franchisees may close additional stores in the future. Royalty revenues are directly correlated to sales by Franchise Stores and, accordingly, Franchise Store closures have an adverse effect on our revenues, results of operations and cash flows. Furthermore, an insolvency or bankruptcy proceeding involving a franchisee could prevent us from collecting payments or exercising any of our other rights under the related franchise agreement.

Our refranchising strategy may not realize intended benefits, the failure of royalty revenue to replace revenue available from Company Store sales or the failure of area developers to succeed in their obligations.

As of December 28, 2010, we have refranchised 132 Company Stores as a result of our refranchising efforts, resulting in a shift to a greater percentage of Franchise Stores. The conversion of a Company Store to a Franchise Store reduces the total monthly revenue received by us from that store because we receive all of the revenue generated by a Company Store but receive only royalty payments generated by a Franchise Store. While we expect the conversion of a Company Store to a Franchise Store to reduce or eliminate the unreimbursed operating costs we incur in connection with the operation of such store, the future benefit realized from refranchising the store is uncertain and may be less than anticipated, and may not be sufficient to offset the loss of revenue from the conversion of the Company Store.

The success of each transaction and the refranchising program as a whole will depend upon, among other things, our buyers' ultimate ability to effectively operate the stores they purchased, our ability to limit our exposure to contingent liabilities in connection with the sale of our stores and whether the resulting ownership mix of Company Stores and Franchise Stores will allow us to meet our financial objectives. Our existing management, infrastructure, financial, and other resources may be inadequate to support our franchise growth strategy. In addition, although some buyers in our refranchising transactions have entered into area development agreements to develop and open additional stores, there is no guarantee that the franchisees will succeed in their efforts to open additional stores.

Our franchisees could take actions that harm our reputation and reduce our royalty revenue.

Franchisees are independent contractors and are not our employees. Further, we do not exercise control over the day-to-day operations of our Franchise Stores. Any operational or development shortcomings of our Franchise Stores, including their failure to comply with applicable laws, are likely to be attributed to our system-wide operations in the eyes of consumers and could adversely affect our reputation and have a direct negative impact on the royalty revenue we receive from those stores.

We could face liability from our franchisees and from government agencies.

A franchisee or government agency may bring legal action against us based on the franchisor/franchisee relationship. Various state and federal laws govern our relationship with our franchisees and our potential sale of a franchise. If we fail to comply with these laws, we could be liable for damages to franchisees, fines or other penalties. Expensive litigation with our franchisees or government agencies may adversely affect both our profits and our important relations with our franchisees.

RISKS RELATED TO THE FOOD SERVICE BUSINESS

Litigation and publicity concerning food quality, health and other issues can result in liabilities, increased expenses, distraction of management and can also cause customers to avoid our products, which could adversely affect our results of operations, business and financial condition.

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, allergens, illness, injury or other health concerns or operating issues stemming from one retail location or a limited number of retail locations. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from buying our products.

Our customers occasionally file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to our stores, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage, or for which we are not covered by insurance, could materially and adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could adversely affect our results.

In addition, the food services industry has been subject to a growing number of claims based on the nutritional content of food products they sell, and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if not, publicity about these matters (particularly directed at the quick-service and fast-casual segments of the industry) may harm our reputation or prospects and adversely affect our results.

Food safety concerns and instances of food-borne illnesses could harm our customers, result in negative publicity and cause the temporary closure of some stores and, in some cases, could adversely affect the price and availability of fruits and vegetables, any of which could harm our brand reputation, result in a decline in revenue or an increase in costs.

We consider food safety a top priority and dedicate substantial resources toward ensuring that our customers enjoy high-quality, safe and wholesome products. However, we cannot guarantee that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents (such as e. coli, hepatitis A, salmonella or listeria) could occur outside of our control and at multiple locations. Instances of food-borne illnesses, whether real or perceived, and whether at our stores or those of our competitors, could harm customers and otherwise result in negative publicity about us or the products we serve, which could adversely affect revenue. If there is an incident involving our stores serving contaminated products, our customers may be harmed, our revenue may decrease and our brand name may be impaired. If our customers become ill from food-borne illnesses, we could be forced to temporarily close some stores. In addition, we may have different or additional competitors for our intended customers as a result of making any such changes and may not be able to compete successfully against those competitors. Food safety concerns and instances of food-borne illnesses and injuries caused by food contamination have in the past, and could in the future, adversely affect the price and availability of affected ingredients and cause customers to shift their preferences, particularly if we choose to pass any higher ingredient costs along to consumers. As a result, our costs may increase and our revenue may decline. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in our menu or dining experience or a temporary closure of any of our stores, could materially harm our business.

Bans on the use of polystyrene products can negatively impact our operating results.

We are subject to regulations regarding the use of polystyrene products, and several counties in which our stores are located have already banned the use of our polystyrene cups. As more state and local governments take similar actions, we may be subject to further bans on the use of polystyrene cups. A national ban on the use of polystyrene cups would force us to eliminate the use of polystyrene which could potentially increase our costs and create customer satisfaction issues that could ultimately affect our operating results.

RISKS RELATED TO OWNERSHIP OF COMMON STOCK

Failure of the Company's internal control over financial reporting could harm its business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes: (i) maintaining reasonably detailed records that accurately and fairly reflect our transactions; and (ii) providing reasonable assurance that we (a) record transactions as necessary to prepare the financial statements, (b) make receipts and expenditures in accordance with management authorizations, and (c) would timely prevent or detect any unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. A significant financial reporting failure could cause an immediate loss of investor confidence in us and a sharp decline in the market price of our common stock.

Our anti-takeover provisions may delay or prevent a change of control of us, which may adversely affect the price of our common stock.

Certain provisions in our corporate documents and Delaware law may delay or prevent a change of control of us, which could adversely affect the price of our common stock. For example, we have adopted a stockholder rights plan, commonly known as a "poison pill," which would make it difficult for someone to acquire the Company without the approval of the Board of Directors. Also, the Company's amended and restated certificate of incorporation and bylaws include other anti-takeover provisions such as:

- Limitations on the ability of stockholders to amend its charter documents, including stockholder supermajority voting requirements;
- The inability of stockholders to act by written consent or to call a special meeting absent the request of the holders of a majority of the outstanding common stock; and
- Advance notice requirements for nomination for election to the board of directors and for stockholder proposals.

The Company is also afforded the protections of Section 203 of the Delaware General Corporation Law which prevents it from engaging in a business combination with a person who acquires at least 15% of its common stock for a period of three years from the date such person acquired such common stock, unless board of directors or stockholder approval is obtained.

Our stock price may fluctuate significantly

The trading price of our common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors. The stock market has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Broad market factors, including the effect of international political instability, armed conflict, natural disasters, financial markets, and general economic conditions, may have a material adverse effect on our stock price, regardless of our actual performance.

The holders of our Series B Preferred are entitled to receive dividends and liquidation payments in preference to the holders of our common stock.

Dividends accrue on shares of the Series B Preferred at a rate of 8% per annum and are payable quarterly in cash at the option of the Company and can increase to 10% in the event the Company fails to satisfy certain obligations. Upon a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of shares of the Series B Preferred are entitled to receive a liquidation payment prior to the payment of any amount with respect to shares of our common stock. Because of the substantial liquidation preference to which the holders of shares of the Series B Preferred are entitled, the amount available to be distributed to the holders of shares of our common stock upon a liquidation of the Company could be substantially limited or reduced to zero and may make it more difficult to raise capital or recruit and retain key personnel in the future.

The securities purchase agreement for the sale of shares of the Series B Preferred (the "Securities Purchase Agreement") and the certificate of designation governing the Series B Preferred (the "Series B Certificate of Designation") contain various covenants and restrictions which may limit our ability to operate our business.

Under the Securities Purchase Agreement and the Series B Certificate of Designation, we are not permitted, without the affirmative vote or written consent of the holders of at least a majority of the shares of Series B-1 Preferred and the Series B-2 Preferred, voting together as a single class, directly or indirectly, to take or agree to take certain actions involving a broad array of corporate activities. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or could otherwise restrict corporate activities, any of which could have a material adverse impact on our business.

The holders of shares of the Series B Preferred will have substantial voting power on matters submitted to a vote of stockholders and on the composition of our board of directors.

The holders of shares of the Series B Preferred are entitled to vote on all matters on which the holders of shares of our common stock are entitled to vote, voting together with the holders of shares of our common stock as a single class. Each share of Series B Preferred is currently entitled to 100 votes per share, subject to adjustment. As a result, the shares of Series B Preferred currently represent, in the aggregate, approximately 24% of the voting power of our equity securities and may therefore have considerable influence in determining the outcome of any corporate transaction or other matter submitted to our stockholders for approval.

The holders of the Series B Preferred also have significant control over the composition of our Board of Directors. Currently, the holders of Series B-1 Preferred have the right to elect two members of our Board and the holders of the Series B-2 Preferred have the right to elect one member of our Board. Under certain circumstances, the holders of Series B Preferred may be entitled to elect additional directors. Upon conversion of the Series B Preferred into common stock, assuming certain ownership thresholds continue to be met, the holders of Series B Preferred will continue to have contractual rights to nominate members to our Board. Because the holders of shares of the Series B Preferred will have the right to designate these members to our Board, they have considerable influence on the composition of our Board and, therefore, the conduct of our business.

The Series B Preferred is redeemable at the option of the holders under certain circumstances.

On or after June 16, 2016, the holders of at least a majority of the then-outstanding shares of Series B Preferred may require us to redeem all or any portion of the outstanding shares of Series B Preferred. The redemption price per share of the Series B Preferred is to be calculated in accordance with the Certificate of Designation.

Depending on our cash resources at the time that this redemption right is exercised, we may or may not be able to fund the redemption from our available cash resources. If we were unable to fund the redemption from available cash resources we would need to find an alternative source of financing to do so. There can be no assurances that we would be able to raise such funds on favorable terms or at all if they are required.

We have agreed to give the holders of shares of the Series B Preferred the right to participate in subsequent stock issuances.

We agreed that if we issue and sell any new equity securities after June 16, 2009, subject to certain exceptions, we will give the Series B Purchasers the right to purchase a portion of those new securities so as to permit each of them to maintain their proportional ownership in our stock as long as such purchaser beneficially owns at least 25% of the shares such purchaser originally purchased on June 16, 2009.

The existence of this right may make it more difficult for us to obtain financing from third parties that do not wish to have Series B Purchasers participating in their financing.

The Series B Preferred private placement could adversely affect the market price of our common stock.

Each share of Series B Preferred Stock is convertible into that number of shares of common stock equal to the quotient determined by dividing $115 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) by the then applicable conversion price (currently $1.15 per share). Upon such conversion, the Company must pay any dividend arrearage, plus accrued but unpaid dividends up through, but excluding, the applicable date of conversion, whether or not declared. The holder of a share of Series B Preferred may elect to convert that holder's share at any time. In addition, after June 16, 2011, we have the right to force conversion of the then outstanding shares of Series B Preferred upon certain conditions being met.

Sales in the public market of the shares of common stock acquired upon conversion of shares of the Series B Preferred or the exercise of an outstanding warrant for Series B Preferred, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and impair our ability to raise funds in additional stock financings.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's corporate headquarters is located at 6475 Christie Avenue, Emeryville, California. This facility is occupied under a lease for approximately 36,000 square feet, at a cost of approximately $1.0 million per year and has a lease term that expires on December 31, 2017.

The Company currently operates all of its stores under leases and typically signs five to 15 year leases. The Company does not intend to purchase real estate for any of its sites in the future. The Company believes that the size and flexibility of its format provide it with a competitive advantage in securing sites.

At December 28, 2010, the Company served its customers through a combination of Company Stores and Franchise Stores in 23 different states and the Bahamas.

	Store Count as of December 28, 2010		
	Company Stores	Franchise Stores	Total
Arizona	—	35	35
California	293	98	391
Colorado	—	21	21
Florida	1	18	19
Hawaii	—	33	33
Idaho	—	8	8
Illinois	32	6	38
Indiana	1	2	3
Louisiana	—	1	1
Massachusetts	—	2	2
Minnesota	7	1	8
North Carolina	—	4	4
New Jersey	1	8	9
Nevada	—	12	12
New York	15	3	18
Ohio	—	1	1
Oklahoma	—	8	8
Oregon	—	24	24
Pennsylvania	—	1	1
Texas	—	49	49
Utah	—	19	19
Washington	—	37	37
Wisconsin	1	—	1
Bahamas	—	1	1
Total	351	392	743

ITEM 3. LEGAL PROCEEDINGS

The Company is party to various legal proceedings arising in the ordinary course of its business, but it is not currently a party to any legal proceeding that management believes would have a material adverse effect on the consolidated financial position or results of operations of the Company.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR JAMBA, INC.'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The shares of Jamba, Inc. common stock are currently quoted on the NASDAQ Global Market under the symbol JMBA.

The closing price per share of Jamba, Inc. common stock as reported on the NASDAQ Global Market on March 4, 2011, was $2.25. Shares of our Series B-1 Preferred and Series B-2 Preferred are not publicly traded and there is no market for these securities.

The following table sets forth, for the fiscal quarter indicated, the quarterly high and low closing sales prices of our shares of common stock as reported on the NASDAQ Global Market, as applicable, for each quarter during the last two fiscal years.

	Common Stock	
	High	Low
2009 First Quarter	0.77	0.36
2009 Second Quarter	1.42	0.72
2009 Third Quarter	1.86	1.03
2009 Fourth Quarter	2.05	1.33
2010 First Quarter	3.40	1.59
2010 Second Quarter	3.73	2.05
2010 Third Quarter	2.34	1.66
2010 Fourth Quarter	2.60	2.02

We have not historically paid any cash dividends on our common stock. We intend to continue to retain earnings, to the extent we have earnings, for use in the operation and expansion of our business, and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

As of March 4, 2011, there were 92 holders of record of our common stock.

Performance Graph

The following graph compares our cumulative total stockholder return since December 31, 2005 with the cumulative total return of (i) the NASDAQ Composite Index, (ii) the Russell 2000 Index and (iii) Russell MicroCap Index. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100 on December 31, 2005 in the case of our common stock and an investment in an index.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Jamba Inc., The NASDAQ Composite Index,
The Russell 2000 Index And The Russell MicroCap Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/05
3/06
6/06
9/06
1/07
3/07
6/07
9/07
1/08
3/08
6/08
9/08
12/08
3/09
6/09
9/09
12/09
3/10
6/10
9/10
12/10
Jamba Inc.
NASDAQ Composite
Russell 2000
Russell MicroCap

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/31/05	1/9/07	1/1/08	12/30/08	12/29/09	12/28/10
Jamba Inc.	**101.85**	**138.94**	**52.78**	**6.56**	**24.25**	**32.91**
NASDAQ Composite	**107.35**	**120.78**	**131.06**	**77.45**	**111.88**	**125.93**
Russell 2000	**105.88**	**125.33**	**123.36**	**81.68**	**103.88**	**124.46**
Russell MicroCap	**107.40**	**125.16**	**115.15**	**69.35**	**88.40**	**106.09**

ITEM 6. SELECTED FINANCIAL DATA

The table below summarizes the Company's recent financial information. The historical information was derived from the consolidated financial statements of Jamba, Inc. and subsidiary for the fiscal years ended December 28, 2010, December 29, 2009, December 30, 2008, January 1, 2008, and January 9, 2007. The data set forth below should be read in conjunction with the consolidated financial statements and notes thereto in Item 8 and with Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7.

(In thousands, except share data and per share amounts)

Statements of Operations Data

	Fiscal Year Ended December 28, 2010	Fiscal Year Ended December 29, 2009	Fiscal Year Ended December 30, 2008	Fiscal Year Ended January 1, 2008 [1]	Fiscal Year Ended January 9, 2007[2]
Revenue:					
Company stores	$ 254,491	$ 295,607	$ 333,784	$ 306,035	$ 22,064
Franchise and other revenue	8,162	6,030	9,106	11,174	1,051
Total revenue	262,653	301,637	342,890	317,209	23,115
Costs and operating expenses (income):					
Cost of sales	61,307	72,669	89,163	84,226	6,039
Labor	85,189	100,589	120,251	102,661	8,524
Occupancy	38,561	43,888	44,868	37,458	3,590
Store operating	38,358	38,734	43,714	39,942	4,222
Depreciation and amortization	14,610	18,271	24,717	19,168	1,878
General and administrative	37,262	37,044	48,057	48,384	6,195
Store pre-opening	648	516	2,044	5,863	285
Impairment of long-lived assets	2,778	12,639	27,802	1,550	—
Store lease termination and closure	4,255	1,234	10,029	718	—
Trademark and goodwill impairment	—	—	84,061	200,624	—
Other operating, net	(4,292)	(3,840)	3,817	4,806	675
Total costs and operating expenses	278,676	321,744	498,523	545,400	31,408
Loss from operations	(16,023)	(20,107)	(155,633)	(228,191)	(8,293)
Other (expense) income:					
Gain (loss) on derivative liabilities	—	1,597	7,895	59,424	(57,383)
Interest income	73	404	365	3,517	4,177
Interest expense	(547)	(6,905)	(2,064)	(181)	(71)
Total other (expense) income	(474)	(4,904)	6,196	62,760	(53,277)
Loss before income taxes	(16,497)	(25,011)	(149,437)	(165,431)	(61,570)
Income tax (expense) benefit	(159)	1,066	274	52,135	2,544
Net loss	(16,656)	(23,945)	(149,163)	(113,296)	(59,026)
Preferred stock dividends and deemed dividends	(4,077)	(1,860)	—	—	—
Net loss attributable to stockholders	$ (20,733)	$ (25,805)	$ (149,163)	$ (113,296)	$ (59,026)
Weighted-average shares used in the computation of loss per share:					
Basic	58,711,495	53,632,299	53,252,855	52,323,898	24,478,384
Diluted	58,711,495	53,632,299	53,252,855	52,323,898	24,478,384
Loss per share:					
Basic	$ (0.35)	$ (0.48)	$ (2.80)	$ (2.17)	$ (2.41)
Diluted	$ (0.35)	$ (0.48)	$ (2.80)	$ (2.17)	$ (2.41)

(1) Due to the Company's change in fiscal year, the fiscal year ended January 1, 2008 contains the results of operations for a 51-week year.

(2) The information for the Company for the fiscal year ended January 9, 2007 includes operations for Jamba Juice Company from November 29, 2006 through January 9, 2007.

Selected Balance Sheet Data (at period end)

	December 28, 2010	December 29, 2009	December 30, 2008	January 1, 2008	January 9, 2007
Cash and cash equivalents	$ 29,024	$ 28,757	$ 20,822	$ 23,016	$ 87,379
Total assets	100,054	125,818	145,720	275,002	467,553
Note payable	—	—	22,829	—	—
Total liabilities	72,112	80,213	105,299	91,494	181,678
Series B redeemable preferred stock	20,554	31,069	—	—	—
Total stockholders' equity	7,388	14,536	40,421	183,508	285,875
Total liabilities and stockholders' equity	100,054	125,818	145,720	275,002	467,553

KEY FINANCIAL METRICS

Management reviews and discusses its operations based on both financial and non-financial metrics. Among the key financial metrics upon which management focuses is reviewing its performance based on the Company's consolidated GAAP results, including Company Store comparable sales.

Company Store comparable sales represents the change in year-over-year sales for all Company Stores opened for at least 13 full fiscal periods.

The following table sets forth operating data that do not otherwise appear in our consolidated financial statements as of and for the fiscal years ended December 28, 2010 and December 29, 2009:

	Fiscal Year Ended	
	December 28, 2010	December 29, 2009
Percentage change in Company Store comparable sales[1]	(2.3)%	(10.3)%
Total Company Stores	351	478
Total Franchise Stores	392	261
Total Stores	743	739

(1) Percentage change in Company Store comparable sales compares the sales of Company Stores during the 13 period fiscal year ended to the sales from the same Company Stores for the equivalent period in the prior year. A Company Store is included in this calculation after its 13th full fiscal period of operations. Sales from franchised stores are excluded in the Company Store comparable sales.

The following table sets forth certain data relating to Company Stores and Franchise Stores for the periods indicated:

	Fiscal year ended		
	December 28, 2010	December 29, 2009	December 30, 2008
Company Stores:			
Beginning of year	478	511	501
Company Stores opened	1	2	35
Company Stores closed	(23)	(8)	(38)
Company Stores acquired from franchisees	—	—	13
Company Stores sold to franchisees	(105)	(27)	—
Total Company Stores	351	478	511
Franchise Stores:			
Beginning of year	261	218	206
Franchise Stores opened	30	23	37
Franchise Stores closed	(4)	(7)	(12)
Franchise Stores purchased from Company	105	27	—
Franchise Stores sold to Company	—	—	(13)
Total Franchise Stores	392	261	218

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with Part II, Item 6 "Selected Financial Data" and our audited consolidated financial statements and the related notes thereto included in Item 8 "Financial Statements and Supplementary Data." In addition to historical consolidated financial information, this discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ from these expectations as a result of factors including those described under Item 1A, "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this Form 10-K.

JAMBA, INC. OVERVIEW

Jamba, Inc. is a holding company which owns and franchises Jamba Juice stores through its wholly-owned subsidiary, Jamba Juice Company. Jamba Juice Company is a leading restaurant retailer of better-for-you beverage and food offerings include great tasting fruit smoothies, juices and teas, hot oatmeal made with organic steel cut oats, probiotic fruit and yogurt blends, Whirl'ns frozen yogurt, wraps, salads, sandwiches, California Flatbreads, and a variety of baked goods and snacks. Jamba, Inc. was incorporated in January 2005 and went public through an initial public offering later that year. In November 2006, we completed our acquisition of Jamba Juice Company, which first began operations in 1990. As of December 28, 2010, there were 743 locations consisting of 351 company owned and operated stores ("Company Stores") and 392 franchise stores ("Franchise Stores").

Fiscal Year

Our fiscal year ends each year on the Tuesday closest to December 31st and therefore we have a 52 or 53 week fiscal year with the first fiscal quarter being sixteen weeks, the second and third quarters being twelve weeks, and the fourth quarter being twelve or thirteen weeks. Unless otherwise stated, references to years in the report relate to fiscal years rather than to calendar years. The following fiscal periods are presented in this report.

Fiscal Period	Period Covered	Weeks
Fiscal Year 2010	December 30, 2009 to December 28, 2010	52
Fiscal Year 2009	December 31, 2008 to December 29, 2009	52
Fiscal Year 2008	January 2, 2008 to December 30, 2008	52

All references to store counts, including data for new store openings, are reported net of related store closures, unless otherwise noted.

EXECUTIVE OVERVIEW

Key Overall Strategies

During 2010, we made solid progress against our BLEND Plan, which we announced in early 2009. The BLEND Plan represents our multi-year strategic plan to transform the Jamba Juice brand from a made-to-order smoothie company to a healthy, active lifestyle brand. The key strategic priorities of the BLEND Plan include:

- continue to build a customer first operationally focused service culture;
- continue to expand our beverage and food menu offerings across all four day parts (breakfast, lunch, afternoon, and dinner);
- continue to accelerate the development of franchise and non-traditional stores;
- continue to build a consumer products growth platform; and
- continue to implement a disciplined expense management plan.

During 2010, we took significant steps in our transformation as we refranchised 105 Jamba Juice stores, entered into new consumer products licenses and continued our expansion of new menu offerings. While Company Store comparable sales decreased 2.3% in 2010, we have experienced Company Store sequential comparable sales improvement during six of the last seven fiscal quarters and in the fourth quarter achieved our first positive quarter of Company Store comparable sales since 2007. We believe these results demonstrate the early stages of success of our efforts over the last two years to stabilize the business and build the foundation for future growth.

Fiscal 2010 Financial and Operational Summary

- Net loss for fiscal 2010 was $(16.7) million compared to net loss of $(23.9) million for fiscal 2009. Included in the fiscal 2010 loss were charges of $7.0 million related to impairment of long lived assets and store lease termination and closure costs compared to $13.9 million for the same costs in fiscal 2009.
- Total revenue for fiscal 2010 decreased 12.9% to $262.7 million from $301.6 million for fiscal 2009, a decrease of $38.9 million, due to the decrease in Company-owned stores primarily attributable to the refranchising initiative.
- Diluted loss per share was $(0.35) per share for fiscal 2010 compared to diluted loss per share of $(0.48) for fiscal 2009.
- Company-owned comparable store sales for fiscal 2010 reflected sequential improvement in six of the last seven quarters, improving 800 basis points to (2.3%) from (10.3%) for fiscal 2009.
- 30 new franchise stores and one new Company Store were opened during fiscal 2010, bringing total store count to 743 stores system-wide, of which 392 are Franchise Stores and 351 are Company Stores.

Fiscal 2010 Accomplishments

Accomplishments to Support Sales

We believe significant progress was made towards improving comparable store sales. While we experienced negative Company Store comparable sales in 2010 of (2.3%), Company Store comparable sales for the fourth quarter of 2010 increased 0.2%, which reflects sequential comparable store sales improvement during the last six of seven quarters; it is also the first positive quarter of Company Store comparable sales increase since 2007. We instituted a customer survey program that has shown increasingly improving levels of customer satisfaction as we continue to build a customer first operationally focused service culture. Our 2010 implementation of a store excellence guide has improved store operations by clarifying operating procedures and measuring priorities. We also conducted extensive talent reviews and instituted a performance based bonus, to reward, develop, and motivate our Company Store teams with the goal of making consistent exceptional customer service the top priority. We also continued to take steps to drive incremental sales by improving the local awareness of the Jamba brand and promote active, healthy lifestyles with our focus on fundraising, offsite sales and catering opportunities.

We continued to expand our beverage and food offerings with a goal of driving sales by increasing average check, traffic, and attachment rates across all day-parts. We believe that our growing portfolio of "better–for-you" beverage and food offerings, with smoothies and juices as the core offering, provides us with a competitive advantage over other quick service restaurants. We also implemented various marketing promotions and consumer communications such as value offerings, targeted discounts, sampling, improved messaging focusing on the better-for-you qualities of our menu offerings, and expanding our social media activities to further drive consumer awareness and customer usage frequency. We believe these efforts helped mitigate the adverse effects of a challenging economy, particularly in California, competition from McDonalds, which introduced a new smoothie line in 2010, and unusually cool weather in California. We continue to focus on opportunities to develop our beverage and food portfolio in order to optimize each of the day-parts, and to refine our promotional and communication efforts to help drive sales.

Accelerating Franchise Growth

We continue to grow our restaurant concept primarily through the development of new Franchise Stores. As a result of our refranchising initiative and the development of new Franchise Stores, Jamba Juice locations at the end of fiscal 2010 were comprised of approximately 47% Company Store locations and 53% Franchise Store locations compared to approximately 65% Company Store locations and 35% Franchise Store locations at the end of fiscal 2009.

During fiscal 2010, under our refranchising initiative, we completed the sale of 105 Company Stores in fifteen separate refranchising transactions, bringing the refranchising program total to 132 Company Stores sold. In fiscal 2010, franchisees also developed and opened 30 new Franchise Stores, including four traditional stores and 26 non-traditional stores. We expect to conclude our refranchising program with the sale of 41 Company Stores in the Chicago and Minneapolis markets in early 2011.

To further expand our brand, we launched an innovative new Express platform utilizing compact technology to make select smoothie flavors in "stations" using pre-packaged ingredients. The Express platform targets venues with high volume and needing high-speed service where a full-sized Jamba Juice store or kiosk would not be feasible. Such venues include small schools, grocery stores, stadiums, theaters, and select airport locations. Included in the Franchise Store count in 2010 were five Express platform franchise locations.

In 2010 we signed an agreement with SPC Group to develop Jamba Juice stores in Korea. Our first Jamba Juice store opened in South Korea at the Incheon International Airport in January 2011 and we expect SPC Group to build 200 stores in South Korea over the next decade.

We continue to explore opportunities to grow our brand by establishing more points of distribution to make it easier for customers to experience what we have to offer.

Building a Consumer Products Growth Platform

The Jamba consumer products licensing program represents a strategic, profitable growth opportunity as we continue to sign new license agreements and accelerate the commercialization of our existing license agreements. At the end of fiscal 2010, we had nine license agreements in place, including agreements with Nestlé USA to introduce a line of all-natural, fruit-based energy drinks, Johnvince Foods for all-naturally boosted trail mixes, One Nature Experience (O.N.E.) to develop a line of fruit-infused coconut water beverages, Zola for a line of functional daily Brazilian super fruit supplement shots, and Sundia for functionally boosted fruit cups. By the end of 2010, Jamba licensed products secured over 11,000 points of retail distribution. The products include 3 smoothie kit flavors and 5 frozen novelty bar flavors. We expect to have 30,000+ points of distribution by the end of 2011 through a number of new product launches, including Jamba Energy Drinks in February 2011 (in the northeastern United States) and Inventure Foods' new boosted smoothie kit flavor launching in March 2011. Jamba's goal is to capitalize on the brand's strong consumer brand affinity and healthy active lifestyle positioning to offer consumers the Jamba experience outside of the Jamba Juice store environment, across multiple categories and retail channels.

Accomplishments to Manage Expenses

We were able to substantially maintain Company Store financial performance by continuing to reduce labor expenses through operational efficiencies and better labor planning, and by implementing initiatives to lower costs of goods and mitigate waste, in spite of the impact of negative Company Store comparable sales.

To the extent possible, we are continuing to extend these cost saving initiatives and benefits to Franchise Stores with the goal of improving store-level economics for our franchisees, including "best practices" operating requirements and examples and by passing through our negotiated volume rates with suppliers and vendors to our franchisees. We strongly believe that increased sales coupled with continued cost and expense management improvements will drive better store-level economics for Company Stores and Franchise Stores alike.

We also continued to manage our general and administrative expenses. Our refranchising strategy has resulted in a decrease in the number of Company Stores and the related overhead expenses to manage and support these Company Stores. At the same time, we have invested in our future by strategically adding headcount to help accelerate our initiatives, such as consumer products licensing, domestic and international franchise development, and our product innovation pipeline. In addition, our general and administrative expenses were adversely impacted by the settlement of two putative class action lawsuits brought on behalf of former employees.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and its impact on amounts reported in our consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, actual results may differ from our estimates. Such differences may be material to the consolidated financial statements.

We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change.

Our accounting policies are more fully described in Note 1 "*Business and Summary of Significant Accounting Policies*" in the "Notes to Consolidated Financial Statements," included elsewhere in this annual report on Form 10-K ("2010 Form 10-K"). We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Impairment of Long-Lived Assets

Long-lived assets, including leasehold improvements, and other fixed assets are reviewed for impairment at least quarterly and when indicators of impairment are present. Expected cash flows associated with an asset, in addition to other quantitative and qualitative analyses are the key factors in determining the recoverability of the asset. Identifiable cash flows are measured at the individual store level. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. If our estimates of undiscounted cash flows differs from actual cash flows due to, among other things, changes in economic conditions, changes to our business model or changes in operating performance it would result in an adjustment to results of operations. If the sum of the undiscounted cash flows is less than the carrying value of the asset, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

Assets Held for Sale

As a result of our refranchising initiative, announced in May 2009, we classify assets as held for sale and suspend depreciation and amortization on such assets when all of the following criteria are met: (i) Board of Directors approval to refranchise (the store or group of stores) is received; (ii) the stores can be immediately removed from operations; (iii) an active program to locate a buyer is implemented; (iv) the assets are being actively marketed for sale at or near their current fair value; (v) significant changes to the plan of sale are not likely and (vi) the sale is probable within one year. Assets held for sale are recorded at the lower of the carrying amount or fair value less cost to sell. Fair value is determined based on the purchase price in the asset purchase agreement. Assets held for sale are included in prepaid expenses and other current assets in the consolidated balance sheet. See Note 5 in the Notes to Consolidated Financial Statements. If the fair value of the assets held for sale is less than the amounts realized as a result of subsequent price changes, it would result in a loss on disposal of the assets and would increase net loss.

Trademark, Goodwill and Other Intangible Asset Impairment

Trademarks were not subject to amortization and were tested for impairment annually (at year-end), or more frequently if events or changes in circumstances indicated that the asset might be impaired. We performed our test for impairment on trademarks by comparing the fair value of the trademarks to their carrying amounts. An impairment loss is generally recognized when the carrying amount of the trademarks exceeds the fair value. The fair value of trademarks was estimated using the income approach-relief from royalty method, which is based on the projected cost savings attributable to the ownership of the trademarks.

We tested for goodwill impairment annually (at year-end) or whenever events occurred or circumstances changed that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The required two-step approach uses accounting judgments and estimates of future operating results. Changes in estimates or the application of alternative assumptions could produce significantly different results. Impairment testing is done at a reporting unit level. An impairment loss generally is recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimates and judgments that most significantly affect the fair value calculation are assumptions related to revenue growth, discount rate, public-market trading multiples and control premiums. The fair value of the reporting unit is reconciled to our market capitalization plus an estimated control premium.

Intangible assets subject to amortization (primarily franchise agreements, reacquired franchise rights and a favorable lease portfolio intangible asset recognized in the purchase of Jamba Juice in 2006) are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets are amortized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. Estimated useful lives for the franchise agreements are 13.4 years. The useful life of reacquired franchise rights is the remaining term of the respective franchise agreement. The useful life of the favorable lease portfolio intangible is based on the related lease term.

Rent Expense

Minimum rental expenses are recognized over the term of the lease. We recognize minimum rent starting when possession of the property is taken from the landlord, which normally includes a construction period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred rent liability. We also receive tenant allowances which are included in deferred rent liability. Tenant allowances are amortized as a reduction to rent expense in the consolidated statements of operations over the term of the lease.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of revenue that is in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of rent expense when it is probable that the expense has been incurred and the amount can be reasonably estimated. If our revenue for certain leases increases, it would result in higher contingent rent expense.

Jambacard Revenue Recognition

We sell our jambacards to our customers in our retail stores and through our website at www.jambajuice.com. Our jambacards do not have an expiration date. We recognize income from jambacards when (i) the jambacard is redeemed by the customer or (ii) the likelihood of the jambacard being redeemed by the customer is remote (also referred to as "breakage") and we determine that we do not have a legal obligation to remit the value of unredeemed jambacards to the relevant jurisdictions. We determine the jambacard breakage amount based upon historical redemption patterns. We have concluded that after three years of inactivity the likelihood of redemption becomes remote and we recognize breakage at that time. Jambacard breakage income is included in other operating, net in the consolidated statements of operations. If historical redemption pattern changes, our financial statements could be materially affected.

We have sold jambacards since November of 2002. The jambacard works as a reloadable gift or debit card. At the time of the initial load, in an amount between $5 and $500, we record an obligation that is reflected as jambacard liability on the consolidated balance sheets. We relieve the liability and record the related revenue at the time a customer redeems any part of the amount on the card. The card does not have any expiration provisions and is not refundable, except as otherwise required by law.

Self-Insurance Reserves

For our workers' compensation benefits, we were self-insured for existing and prior years' exposures through September 30, 2008. We changed to a guaranteed cost program for workers compensation on October 1, 2008. Liabilities associated with the risks that we retain for workers compensation benefits are estimated in part, by considering historical claims experience, demographic factors, severity factors, and other actuarial assumptions. We are also self-insured for healthcare benefits. The estimated accruals for these liabilities are based on statistical analyses of historical industry data as well as actual historical trends. If actual claims experience differs from our assumptions, historical trends, and estimates, changes in our insurance reserves would impact the expense recorded in our consolidated statements of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In establishing deferred income tax assets and liabilities, we make judgments and interpretations based on enacted tax laws and published tax guidance applicable to our operations. We record deferred tax assets and liabilities and evaluate the need for valuation allowances to reduce deferred tax assets to amounts more likely than not of being realized. Changes in our valuation of the deferred tax assets or changes in the income tax provision may affect our annual effective income tax rate.

A valuation allowance is provided for deferred tax assets when it is "more likely than not" that some portion of the deferred tax asset will not be realized. Because of our recent history of operating losses, we believe the recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, have maintained a full valuation allowance against our deferred tax assets as of December 28, 2010.

The benefits of uncertain tax positions are recognized as the greatest amount more than 50% likely of being sustained upon audit based on the technical merits of the position. On a quarterly basis, we review and update our inventory of tax positions as necessary to add any new uncertain tax positions taken, or to remove previously identified uncertain positions that have been adequately resolved. Additionally, uncertain positions may be re-measured as warranted by changes in facts or law. Accounting for uncertain tax positions requires significant judgments, including estimating the amount, timing and likelihood of ultimate settlement. Although we believe that these estimates are reasonable, actual results could differ from these estimates. We classify estimated interest and penalties related to the underpayment of income taxes as a component of income taxes in the consolidated statements of operations.

Share-based compensation

We account for share-based compensation based on fair value measurement guidance. The fair value of options granted is estimated at the date of grant using a Black-Scholes option-pricing model. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility and the expected life of the award. The risk-free rate of interest is based on the zero coupon U.S. Treasury rates appropriate for the expected term of the award. Expected dividends are zero based on history of not paying cash dividends on our common stock. Expected volatility is based on a 75/25 blend of historic daily stock price observations of our common stock since our inception and historic, daily stock price observations of our peers (companies in our industry that are viewed as a "concept" and a leader in the premium, specialty growth segment) during the period immediately preceding the share-based award grant that is equal in length to the award's expected term. We also make assumptions for the number of awards that will ultimately not vest ("forfeitures") and include it as a part of the determination of fair value. We use historical data to estimate expected employee behaviors related to option forfeitures. For expected life we apply the guidance provided by the SEC Staff Accounting Bulletin No. 110. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models or assumptions, nor is there a means to compare and adjust the estimates to actual values, except for annual adjustments to reflect actual forfeitures. If actual results differ from our estimates, our financial statements could be materially affected.

The fair value of restricted stock units is determined based on our closing stock price on the date of grant. These restricted stock units vest and become unrestricted three years after the date of grant. Share-based compensation expense is recognized ratably over the three-year service period for restricted stock units.

RESULTS OF OPERATIONS

The discussion that follows should be read in conjunction with the consolidated financial statements and notes thereto. Our consolidated results of operations for fiscal 2010, 2009 and 2008 are summarized below.

(In thousands, except share data and per share amounts)

	Year ended December 28, 2010	%[1]	Year ended December 29, 2009	%[1]	Year ended December 30, 2008	%[1]
Revenue:						
Company Stores	$ 254,491	96.9%	$ 295,607	98.0%	$ 333,784	97.3%
Franchise and other revenue	8,162	3.1%	6,030	2.0%	9,106	2.7%
Total revenue	262,653	100.0%	301,637	100.0%	342,890	100.0%
Costs and operating expenses (income):						
Cost of sales	61,307	24.1%	72,669	24.6%	89,163	26.7%
Labor	85,189	33.5%	100,589	34.0%	120,251	36.0%
Occupancy	38,561	15.2%	43,888	14.8%	44,868	13.4%
Store operating	38,358	15.1%	38,734	13.1%	43,714	13.1%
Depreciation and amortization	14,610	5.6%	18,271	6.1%	24,717	7.2%
General and administrative	37,262	14.2%	37,044	12.3%	48,057	14.0%
Store pre-opening	648	0.2%	516	0.2%	2,044	0.6%
Impairment of long-lived assets	2,778	1.1%	12,639	4.2%	27,802	8.1%
Store lease termination and closure	4,255	1.6%	1,234	0.4%	10,029	2.9%
Trademark and goodwill impairment	—	0.0%	—	0.0%	84,061	24.5%
Other operating, net	(4,292)	(1.6)%	(3,840)	(1.3)%	3,817	1.1%
Total costs and operating expenses	278,676	106.1%	321,744	106.7%	498,523	145.4%
Loss from operations	(16,023)	(6.1)%	(20,107)	(6.7)%	(155,633)	(45.4)%
Other income (expense):						
Gain from derivative liabilities	—	0.0%	1,597	0.5%	7,895	2.3%
Interest income	73	0.0%	404	0.1%	365	0.1%
Interest expense	(547)	(0.2)%	(6,905)	(2.3)%	(2,064)	(0.6)%
Total other (expense) income, net	(474)	(0.2)%	(4,904)	(1.7)%	6,196	1.8%
Loss before income taxes	(16,497)	(6.3)%	(25,011)	(8.4)%	(149,437)	(43.6)%
Income tax (expense) benefit	(159)	(0.1)%	1,066	0.4%	274	0.1%
Net loss	$ (16,656)	(6.4)%	$ (23,945)	(8.0)%	$ (149,163)	(43.5)%
Preferred stock dividends and deemed dividends	(4,077)	(1.5)%	(1,860)	(0.6)%	—	—
Net loss attributable to common stockholders	$ (20,733)	(7.9)%	$ (25,805)	(8.6)%	$ (149,163)	(43.5)%
Weighted-average shares used in the computation of loss per share:						
Basic	58,711,495		53,632,299		53,252,855	
Diluted	58,711,495		53,632,299		53,252,855	
Loss per share:						
Basic	$ (0.35)		$ (0.48)		$ (2.80)	
Diluted	$ (0.35)		$ (0.48)		$ (2.80)	

[1] Cost of sales, labor, occupancy and store operating expense percentages are calculated using Company Stores revenue. All other line items are calculated using Total revenue. Certain percentage amounts do not sum to total due to rounding.

Revenue
(in 000s)

	Year Ended December 28, 2010	% of Total Revenue	Year Ended December 29, 2009	% of Total Revenue	Year Ended December 30, 2008	% of Total Revenue
Revenue:						
Company Stores	$254,491	96.9%	$295,607	98.0%	$333,784	97.3%
Franchise and other revenue	8,162	3.1%	6,030	2.0%	9,106	2.7%
Total revenue	$262,653	100.0%	$301,637	100.0%	$342,890	100.0%

Fiscal Year 2010 to Fiscal Year 2009

Total revenue for fiscal 2010 was $262.7 million, a decrease of $38.9 million, or 12.9%, compared to $301.6 million for the prior year. Total revenue is comprised primarily of revenue from Company Stores and royalties and fees from Franchise Stores.

Company Store revenue

Company Store revenue in fiscal 2010 was $254.5 million, a decrease of $41.1 million, or 13.9 %, compared to Company Store revenue in fiscal 2009 of $295.6 million. The decrease in Company Store Revenue was due primarily to a net decrease of 127 Company Stores operating since the prior year period, which includes opening one new Company Store, closing 23, Company Stores (14 through natural lease expiration and nine through early termination) and refranchising, 105 Company Stores in connection with our refranchising initiative and the decrease in same-store sales as illustrated by the following table:

	Company Store Decrease in Revenue (in 000's)
	2010 vs. 2009
Reduction in number of Company Stores, net	$(35,125)
Company Same-store sales decrease	(5,991)
Total change in Company Store Revenue	$(41,116)

Company Same-store sales decreased $6.0 million in 2010, or 2.3%, attributable to a decrease of 5.6% in transaction count, partially offset by an increase of 3.3% in average check as compared to the prior year. Company Store comparable sales represents the change in year-over-year sales for all Company Stores opened for at least 13 full fiscal periods. At the end of fiscal 2010, approximately 99% of our Company Stores base had been open for at least 13 full fiscal periods.

Franchise and other revenue

Franchise and other revenue in fiscal 2010 was $8.2 million, an increase of $2.2 million, or 35.4%, compared to franchise and other revenue in fiscal 2009 of $6.0 million. The increase in Franchise and other revenue was due primarily to a net increase in Franchise Stores since the prior year period.

The number of Franchise Stores as of December 28, 2010 and December 29, 2009 was 392 and 261, respectively.

Fiscal Year 2009 to Fiscal Year 2008

Total revenue decreased 12.0% to $301.6 million for fiscal 2009, compared to $342.9 million for the prior year.

Company Store revenue

Company Store revenue in fiscal 2009 was $295.6 million, a decrease of $38.2 million, or 11.4%, compared to Company Store revenue in fiscal 2008 of $333.8 million. The decrease in Company Store Revenue was due primarily to the decrease in same-store sales and a net decrease of 33 Company Stores operating since fiscal 2008, which included opening two new Company Stores, closing eight Company Stores, and refranchising 27 Company Stores in connection with our refranchising initiative. We also experienced a closure of 22 Company Stores at the end of fiscal 2008 which further contributed to the decrease, as illustrated by the following table:

	Decrease in Company Store Revenue (in 000's)
	2009 vs. 2008
Company Same-store sales decrease	$(33,003)
Reduction in number of Company Stores, net	(5,174)
Total change in Company Store Revenue	$(38,177)

Same-store sales decreased $33.0 million in 2009, or 10.3%, attributable to a decrease of 16.8% from lower transaction count, partially offset by an increase of 6.5% in average check as compared to the prior year. At the end of fiscal 2009, approximately 99% of our Company Stores base had been open for at least 13 full fiscal periods.

Franchise and other revenue

Franchise and other revenue in fiscal 2009 was $6.0 million, a decrease of $3.1 million, or 34.7%, compared to franchise and other revenue in fiscal 2008 of $9.1 million. The decrease in franchise and other revenue was primarily attributable to $2.5 million decrease related to fees and reimbursements that the Company received for providing its Florida joint venture with franchise employee support that did not occur in fiscal 2009, combined with decreases in lower comparable Franchise Store sales, partially offset by a net increase of 43 Franchise Stores since the prior year period and our purchase of the outstanding ownership interest in our Florida joint venture in the prior year.

The number of Franchise Stores as of December 29, 2009 and December 30, 2008 was 261 and 218, respectively.

Cost of sales

Fiscal Year 2010 to Fiscal Year 2009

Cost of sales is mostly comprised of fruit, dairy, and other products used to make smoothies and juices, paper products, costs related to managing our procurement program, and vendor rebates. Cost of sales in fiscal 2010 was $61.3 million, a decrease of $11.4 million, or 15.6%, compared to $72.7 million for the prior year. Our refranchising initiative has resulted in a decrease in Company Stores and the related costs and expenses to operate, manage, and support these refranchised Company Stores. As a percentage of Company Store revenue, costs of sales decreased to 24.1% for fiscal 2010 compared to 24.6% for the prior year. The decrease of cost of sales as a percentage of Company Store revenue was primarily due to improved commodity management (approximately 1.2%), partially offset by unfavorable product mix shifts (approximately 0.5%). Vendor rebates offset the costs of managing our procurement program.

Fiscal Year 2009 to Fiscal Year 2008

Cost of sales in fiscal 2009 was $72.7 million, a decrease of $16.5 million, or 18.5%, compared to $89.2 million for the prior year. The decrease is primarily due to the net reduction in the number of Company Stores since fiscal 2008 and the decrease in Company Store comparable sales. As a percentage of Company Store revenue, costs of sales decreased to 24.6% for fiscal 2009 compared to 26.7% for the prior year. The decrease of cost of sales as a percentage of Company Store revenue was primarily due to improved commodity management (approximately 2.5%), partially offset by unfavorable product mix shifts (approximately 0.4%).

Labor

Fiscal Year 2010 to Fiscal Year 2009

Labor costs are comprised of store management salaries and bonuses, hourly team member payroll, training costs and other associated fringe benefits. Labor costs in fiscal 2010 were $85.2 million, a decrease of $15.4 million, or 15.3%, compared to $100.6 million for the prior year. Our refranchising initiative has resulted in a decrease in Company Stores and the related costs and expenses to operate, manage, and support these refranchised Company Stores. As a percentage of Company Store revenue, labor costs decreased to 33.5% for fiscal 2010 compared to 34.0% for the prior year. The decrease of labor costs as a percentage of Company Store revenue was primarily due to improvements in hourly labor from effective wage management and improved productivity (approximately 2.0%), partially offset by increased workers compensation insurance costs attributable primarily to an adjustment to reflect lower claims costs in 2009 that did not recur in 2010 (approximately 0.3%).

Fiscal Year 2009 to Fiscal Year 2008

Labor costs in fiscal 2009 were $100.6 million, a decrease of $19.7 million, or 16.4%, compared to $120.3 million for the prior year. The decrease is primarily due to the net decrease in the number of Company Stores since fiscal 2008 and the decrease in Company Store comparable sales. As a percentage of Company Store revenue, labor costs decreased to 34.0% for fiscal 2009 compared to 36.0% for the prior year. The decrease of labor costs as a percentage of Company Store revenue was primarily due to improvements in hourly labor from effective wage management and improved productivity (approximately 4.0%) and a decrease in workers compensation insurance costs attributable primarily to an adjustment to reflect lower claims costs in 2009 (approximately 1.4%), partially offset by the impact of deleverage as a result of the decrease in Company Store comparable sales (approximately 3.7%).

Occupancy

Fiscal Year 2010 to Fiscal Year 2009

Occupancy costs include both fixed and variable portions of rent, common area maintenance charges, property taxes, licenses and property insurance for all Company Store locations. Occupancy costs in fiscal 2010 were $38.6 million, a decrease of $5.3 million, or 12.1%, compared to $43.9 million for the prior year. Our refranchising initiative has resulted in a decrease in Company Stores and the related costs and expenses to operate, manage, and support these refranchised Company Stores. As a percentage of Company Store revenue, occupancy costs increased to 15.2% for fiscal 2010 compared to 14.8% for the prior year. The increase in occupancy costs as a percentage of Company store revenue was primarily due to the impact of deleverage as a result of the decrease in Company Store comparable sales.

Fiscal Year 2009 to Fiscal Year 2008

Occupancy costs in fiscal 2009 were $43.9 million, a decrease of $1.0 million, or 2.2%, compared to $44.9 million for the prior year. The decrease is primarily due to net decrease in the number of Company Stores since fiscal 2008 and the benefits from rent reductions we received from certain landlords, partially offset by an increase in real estate taxes and common area maintenance fees (approximately $0.3 million). As a percentage of Company Store revenue, occupancy costs increased to 14.8% for fiscal 2009 compared to 13.4% for the prior year. The increase in occupancy costs as a percentage of Company Store revenue was primarily due to the impact of deleverage as a result of the decrease in Company Store comparable sales.

Store operating

Fiscal Year 2010 to Fiscal Year 2009

Store operating expenses consist primarily of various store-level costs such as utilities, marketing, repairs and maintenance, credit card fees and other store operating expenses. Total store operating expenses in fiscal 2010 were $38.4 million, a decrease of $0.3 million, or 1.0%, compared to $38.7 million for the prior year. Our refranchising initiative has resulted in a decrease in Company Stores and the related costs and expenses to operate, manage, and support these refranchised Company Stores. As a percentage of Company Store Revenue, total store operating expenses increased to 15.1% for fiscal 2010 compared to 13.1% for the prior year. The increase in total store operating expenses as a percentage of Company Store revenue was primarily due to an increase in marketing expense (approximately 1.1%), an increase in utility rates (approximately 0.2%), deleverage due to the decrease in Company Store comparable sales (approximately 0.4%), and increased credit card usage as a percentage of Company Store sales (approximately 0.2%).

Fiscal Year 2009 to Fiscal Year 2008

Store operating expenses in fiscal 2009 were $38.7 million, a decrease of $5.0 million, or 11.4%, compared to $43.7 million for the prior year. The decrease is primarily due to the net decrease in the number of Company Stores since fiscal 2008, a decrease in marketing expense, decrease in repairs and maintenance expense, utility and credit card fees. As a percentage of Company Store revenue, total store operating expenses remained flat at 13.1% for fiscal 2009 compared to the prior year, as a result of decreases in marketing expenses (approximately 0.6%), offset by impact of deleverage as a result of the decrease in Company Store comparable sales (approximately 0.5%).

Depreciation and amortization

Fiscal Year 2010 to Fiscal Year 2009

Depreciation and amortization expenses include the depreciation of fixed assets and the amortization of intangible assets. Depreciation and amortization in fiscal 2010 was $14.6 million, a decrease of $3.7 million, or 20.0%, compared to $18.3 million for the prior year. Our refranchising initiative has resulted in a decrease in Company Stores and related assets, resulting in a reduction in the carrying value of Company Store fixed assets. As a percentage of total revenue, depreciation and amortization decreased to 5.6% for fiscal 2010 as compared to 6.1% for the prior year. The decrease in depreciation and amortization as a percentage of total revenue was primarily due to store impairment charges taken in 2009 (approximately 0.4%) that resulted in a lower depreciable base.

Fiscal Year 2009 to Fiscal Year 2008

Depreciation and amortization in fiscal 2009 was $18.3 million a decrease of $6.4 million, or 26.1%, compared to $24.7 million for the prior year. Depreciation and amortization decreased primarily due to the net decrease in Company stores operating since fiscal 2008 and the reduction in fixed assets carrying value resulting from impairment charges taken in fiscal 2008 through fiscal 2009. As a percentage of total revenue, depreciation and amortization decreased to 6.1% for fiscal 2009 compared to 7.2% for the prior year. The decrease in depreciation and amortization as a percentage of total revenue was primarily due to store impairment charges taken in 2008 (approximately 1.9%), partially offset by the impact of deleverage as a result of the decrease in Company Store comparable sales (approximately 0.8%) that resulted in a lower depreciable base.

General and administrative

Fiscal Year 2010 to Fiscal Year 2009

General and administrative ("G&A") expenses include costs associated with our corporate headquarters in Emeryville, CA, field supervision, bonuses, outside and contract services, accounting and legal fees, travel and travel-related expenses, share-based compensation and other. Total G&A expenses in fiscal 2010 were $37.3 million, an increase of $0.3 million, or 0.6%, compared to $37.0 million for the prior year. As a percentage of total revenue, total G&A expenses increased to 14.2% for fiscal 2010 compared to 12.3% for the prior year. The increase of total G&A expenses was primarily due to charges to settle outstanding litigation and related costs (approximately $2.1 million), increases in bonuses for the accomplishment and acceleration of our strategic objectives (approximately $1.3 million of which $0.7 million was in equity and affected non cash stock-based compensation), partially offset by the decrease in the number of Company Stores and the related overhead expenses to manage and support these Company Stores as a result of our refranchising initiative (approximately $1.5 million).

Fiscal Year 2009 to Fiscal Year 2008

G&A expenses in fiscal 2009 were $37.0 million, a decrease of $11.1 million, or 22.9%, compared to $48.1 million for the prior year. As a percentage of total revenue, G&A expenses decreased to 12.3% for fiscal 2009, compared to 14.0% for the prior year. This decrease in G&A expenses was primarily due to headcount reductions implemented during fiscal 2008 and the associated decrease in travel and travel-related expenses (approximately $7.5 million), decreases in share-based compensation (approximately $2.9 million), and decreases in accounting and legal fees attributable to more efficient use of external third-party expertise and greater reliance on internal resources (approximately $1.3 million), partially offset by increased contract services (approximately $0.6 million).

Store pre-opening

Fiscal Year 2010 to Fiscal Year 2009

Store pre-opening costs are primarily expenses incurred for training new store personnel, pre-opening marketing and pre-opening rent. Store pre-opening costs in fiscal 2010 were $0.6 million, an increase of $0.1 million, or 25.6%, compared to $0.5 million for the prior year. The increase in Store pre-opening expenses was primarily due to the opening of one new Company Store and 30 new Franchise Stores in fiscal 2010 as compared to the opening of two new Company Stores and 23 new Franchise Stores in the prior year.

Fiscal Year 2009 to Fiscal Year 2008

Store pre-opening costs in fiscal 2009 were $0.5 million, a decrease of $1.5 million, or 74.8%, compared to $2.0 million for the prior year. The decrease in store pre-opening expense was primarily due to the opening of two new Company Stores and 23 new Franchise Stores in fiscal 2009 as compared to the opening of 35 new Company Stores and 37 new Franchise Stores in the prior year.

Impairment of long-lived assets

Fiscal Year 2010 to Fiscal Year 2009

Long-lived assets are reviewed for impairment when indicators of impairment are present. Expected future cash flows associated with an asset, in addition to other quantitative and qualitative analyses, including certain assumptions about expected future operating performance and changes in economic conditions are the key factors in determining undiscounted future cash flows. If the sum of the undiscounted cash flows is less than the carrying value of the asset, we recognize an impairment loss equal to the amount by which carrying value exceeds the fair value of the asset. For more information, please refer to the discussion under "*Business and Summary of Significant Accounting Policies—Impairment of Long-Lived Assets*" included in Note 1 in the Notes to Consolidated Financial Statements.

Impairment of long-lived assets in fiscal 2010 was $2.8 million, a decrease of $9.8 million, or 78.0%, compared to $12.6 million for the prior year. The decrease of impairment of long-lived assets was primarily due to a reduction in the carrying value of store fixed assets in 2009 that did not recur to the same extent in 2010.

Fiscal Year 2009 to Fiscal Year 2008

Impairment of long-lived assets in fiscal 2009 was $12.6 million, a decrease of $15.2 million, or 54.5%, compared to $27.8 million for the prior year. The decrease of impairment of long-lived assets was primarily due to the reduction in the carrying value of fixed assets caused by prior years' impairment charges and the closure of 38 underperforming Company Stores in fiscal 2008.

Store lease termination and closure

Fiscal Year 2010 to Fiscal Year 2009

Lease termination costs consist primarily of the costs of future obligations related to closed store locations. Discounted liabilities for future lease costs and the fair value of related subleases of closed locations are recorded when the stores are closed. These amounts are subject to adjustments as liabilities are settled. In assessing the discounted liabilities for future costs of obligations related to closed stores, we make assumptions regarding amounts of future subleases. If these assumptions or their related estimates change in the future, we may be required to record additional exit costs or reduce exit costs previously recorded. Exit costs recorded for each of the periods presented include the net effect of such changes in estimates (See Note 9 in the Notes to Consolidated Financial Statements).

Store lease termination and closure costs were $4.3 million in fiscal 2010, an increase of $3.1 million, or 244.8 %, compared to $1.2 million for the prior year. The increase of store lease termination and closure costs was primarily due to the closing of 23 Company Stores during fiscal 2010, of which nine were closed prior to the lease expiration date. During fiscal 2009, we closed eight Company Stores, and four were closed prior to their respective lease expiration dates. Lease obligations are payable through 2021.

Fiscal Year 2009 to Fiscal Year 2008

Store lease termination and closure costs were $1.2 million in fiscal 2009, a decrease of $8.8 million, or 87.7%, compared to $10.0 million for the prior year. The decrease of store lease termination and closure costs was primarily due to the closing of eight Company Stores during fiscal 2009, of which four were closed prior to their respective lease expiration dates. During fiscal 2008, we closed 38 Company Stores, of which 30 were closed prior to their respective lease expiration dates.

Trademark and goodwill impairment

Fiscal Year 2010 to Fiscal Year 2009

There was no trademark and goodwill impairment recorded for fiscal 2010 as the value of our trademarks and goodwill had previously been written down to zero.

Fiscal Year 2009 to Fiscal Year 2008

There was no trademark and goodwill impairment recorded for fiscal 2009 as the value of our trademarks and goodwill had previously been written down to zero. We recorded $84.1 million of trademark and goodwill impairment during fiscal 2008 primarily related to the impairment of our trademark. Impairment losses recognized resulted from the difference between the fair value and recorded value for goodwill and trademarks (See Note 6 and Note 7 in the Notes to Consolidated Financial Statements). For more information, please refer to the discussion under "*Business and Summary of Significant Accounting Policies—Trademark, Goodwill and Other Intangible Asset Impairment*" included in Note 1 in the Notes to Consolidated Financial Statements.

Other operating, net

Fiscal Year 2010 to Fiscal Year 2009

Other operating, net consists primarily of gain or loss on disposals, income from jambacard breakage and amortization of jambacard liability. In fiscal 2010, other operating, net was $4.3 million of income, an increase of $0.5 million, or 11.8%, compared to other operating, net of $3.8 million of income for fiscal 2009. The increase of other operating, net is primarily due to an increase in jambacard breakage income net of amortization (approximately $2.5 million), partially offset by the net loss on disposal of fixed assets (approximately $2.0 million). The jambacard breakage income includes an adjustment of $1.5 million to record the effect of escheatment status change in certain States.

Fiscal Year 2009 to Fiscal Year 2008

Other operating, net in fiscal 2009 was operating income of $3.8 million, an increase of $7.6 million compared to operating expense of $3.8 million for the prior year. The increase in other operating income of $7.6 million as compared to fiscal 2008 resulted primarily from a gain on the sale of certain refranchised Company Stores (approximately $2.0 million), increase in jambacard breakage income and amortization of jambacard liability (approximately $1.1 million), an expense recorded in fiscal 2008 resulting from a write-off of loan origination fees and early termination fees for our previous credit agreement with a financial institution (approximately $1.0 million), and an expense recorded in loss from disposals which occurred in fiscal 2008 (approximately $1.7 million).

Gain from derivative liabilities

Fiscal Year 2010 to Fiscal Year 2009

No gain from derivative liabilities was recorded for fiscal 2010 compared to a gain of $1.6 million for the prior year period. No gain or loss from derivative liabilities was recorded as the warrants that were classified as derivative liabilities have expired and no gain or loss was recorded for the change in the fair value of our Put and Call Right issued in connection with the issuance of our Senior Notes because it was exercised during the second fiscal quarter of 2009.

Fiscal Year 2009 to Fiscal Year 2008

Gain from derivative liabilities in fiscal 2009 was $1.6 million, a decrease of $6.2 million, or 79.8%, compared to $7.8 million for the prior year. The decrease in gain from derivative liabilities was primarily due to the change in the fair value of our warrants that were classified as derivative liabilities and the change in the fair value of our Put and Call Rights we issued in connection with our previous Financing Agreement (see Note 13 in the Notes to Consolidated Financial Statements) as compared to the prior year. The warrants expired and the put portion of the Put and Call Rights was exercised during the second fiscal quarter of 2009.

Interest income

Fiscal Year 2010 to Fiscal Year 2009

Interest income represents interest earned on cash held in our interest bearing accounts. Interest income in fiscal 2010 was $0.1 million, a decrease of $0.3 million, or 81.9%, compared to $0.4 million for the prior year. The decrease of interest income was primarily due to lower interest rates in fiscal 2010 (approximately $0.3 million).

Fiscal Year 2009 to Fiscal Year 2008

Interest income in fiscal 2009 was $0.4 million, relatively flat, or 10.7%, compared to $0.4 million for the prior year. The increase in interest income was primarily due to higher average cash balances resulting primarily from the net proceeds from issuing the Series B redeemable preferred shares.

Interest expense

Fiscal Year 2010 to Fiscal Year 2009

Interest expense in fiscal 2010 was $0.5 million, a decrease of $6.4 million compared to $6.9 million for the prior year. The decrease in interest expense was primarily due to the repayment of outstanding Senior Notes and the payment of related interest as well as prepayment penalties and wrote off the associated prepaid loan fees and transaction costs in fiscal 2009 that did not re-occur in fiscal 2010. The repayment resulted from the issuance of Series B Preferred Stock in June 2009. (See Note 13 in the Notes to Consolidated Financial Statements).

During fiscal 2010 and 2009, we paid cash dividends on the Series B Preferred Stock totaling $2.3 million and $1.4 million, respectively.

Fiscal Year 2009 to Fiscal Year 2008

Interest expense in fiscal 2009 was $6.9 million, an increase of $4.8 million compared to $2.1 million for the prior year. The increase of $4.8 million was primarily due to interest paid on our outstanding Senior Notes, prepayment penalties and write-off of prepaid loan fees and transaction costs in connection with the repayment of the outstanding Senior Notes. (See Note 13 in the Notes to Consolidated Financial Statements).

Income tax (expense) benefit

Fiscal Year 2010 to Fiscal Year 2009

Income tax expense in fiscal 2010 was $(0.2) million compared to an income tax benefit of $1.1 million for the prior year. The increase in income tax expense was primarily due to foreign taxes incurred in fiscal 2010.

Fiscal Year 2009 to Fiscal Year 2008

Income tax benefit in fiscal 2009 was $1.1 million compared to $0.3 million in fiscal 2008. The increase in income tax benefit as was primarily due to the release of liability on certain state credits as the statute has expired (approximately $0.5 million) and by release of the valuation allowance against alternative minimum tax credits (approximately $0.6 million).

LIQUIDITY AND CAPITAL RESOURCES

Known Events, Trends or Uncertainties Impacting or Expected to Impact Comparisons of Reported or Future Results

Refranchising Initiative

In May 2009 we announced our refranchising initiative under which we stated our intent to sell existing Company Stores to new or existing franchisees who want to operate multiple store locations. We believe that our refranchising initiative will help accelerate growth and may also help us to achieve certain operational efficiencies.

Under this refranchising initiative, we planned to complete the refranchising of up to 150 Company Stores to new or existing franchisees. During fiscal 2010, we completed the sale of 105 Company Stores in fifteen separate refranchising transactions and during 2009 we completed the sale of 27 Company Stores, bringing the refranchising program total to 132 Company Stores sold. We expect to conclude our refranchising program with the sale of 41 Company Stores in the Chicago and Minneapolis markets sometime in early 2011, bringing the total number of Company Stores refranchised to 173. In many refranchising transactions, we entered into development agreements committing buyers to build additional Franchise Stores in the regions their purchased stores occupy. In addition, as part of these refranchising transactions, buyers of mature Company Stores are obligated to refresh and refurbish these stores.

The refranchising initiative has helped to accelerate growth, achieve certain operating efficiencies, and shift our business to an asset light model.

As we conclude our refranchising efforts, we have realized a number of possible benefits including:

- generation of additional cash;
- expansion of market share and accelerated growth of the brand outside of California;
- achievement of a more balanced risk and financial profile;
- improve long-term stockholder value and earnings growth for the Company;
- having the franchisee, rather than the Company, pay for the refresh and refurbishment of mature Company Stores that were sold;
- potential reductions in total general and administrative expenses; and
- acceleration of our growth as new area developers begin to fulfill their development obligations.

Cash Flows Summary

The following table summarizes our cash flows for each of the past three full fiscal years (in thousands):

	December 28, 2010	December 29, 2009	December 30, 2008
Net cash (used in) provided by operating activities	$ (953)	$ 8,464	$ 8,164
Net cash provided by (used in) investing activities	3,598	(3,127)	(33,050)
Net cash (used in) provided by financing activities	(2,378)	2,598	22,692
Net increase (decrease) in cash and cash equivalents	$ 267	$ 7,935	$ (2,194)

Operating Activities

Net cash provided by operating activities decreased by $9.4 million in fiscal 2010 compared to fiscal 2009 primarily due to a decrease in cash flows related to our jambacard sales (approximately $13.5 million) and a decrease in refundable taxes received during fiscal 2009, (approximately $5.2 million) partially offset by an increase in cash flows relating to receivables (approximately $8.8 million). We did not continue the program we had with Costco in fiscal 2009 whereby we sold jambacards to Costco who resold them to its customers. As a result, at the end of fiscal 2010, we did not have receivables for the cards sold to Costco, nor did we have the related liability for the cards sold to Costco.

Cash provided by operating activities increased by $0.3 million in fiscal 2009 as compared to fiscal 2008 primarily due to the increased cash flows as a result of our jambacard sales, much of which was attributable to the program we entered into with Costco in fiscal 2009 which we did not have in fiscal 2008 (approximately $6.4 million) partially offset by a net decrease in cash flows related to other operating liabilities including accounts payable and accrued liabilities (approximately $6.1 million).

Investing Activities

Net cash provided by investing activities increased $6.7 million in fiscal 2010 compared to fiscal 2009 primarily due to an increase in proceeds received from the refranchising of 105 Company Stores (approximately $9.0 million), a decrease in spending for the purchases of property and equipment (approximately $0.7 million), partially offset by a decrease in restricted cash as a result of the payoff of our Financing Agreement during 2009 (approximately $3.0 million).

Net cash used in investing activities decreased $29.9 million in fiscal 2009 compared to fiscal 2008 primarily due to a reduction in the development of new Company Stores in fiscal 2009 as compared to fiscal

2008 (approximately $19.3 million), an increase in proceeds from the sale of Company Stores in refranchising transactions (approximately $4.7 million), partially offset by a decrease in restricted cash as a result of the payoff of our Financing Agreement during 2009 (approximately $3.0 million) and relating to the change to a guaranteed cost workers' compensation program (approximately $2.8 million).

In fiscal 2011, we expect capital expenditures to be between $9 million to $10 million depending on our liquidity needs. We expect to open up to ten new Company Stores as we focus our growth on franchise development. We anticipate investing in technology infrastructure, and maintenance capital.

Financing Activities

Net cash used in financing activities decreased by $5.0 million in fiscal 2010 compared to fiscal 2009, due to the preferred stock issuance in 2009, net of repayment of the Senior Notes and transaction costs (approximately $7.2 million), partially offset by the related put option payment (approximately $3.0 million) and an increase in preferred stock dividends payments (approximately $0.9 million).

Net cash provided by financing activities decreased $20.1 million in fiscal 2009 compared to fiscal 2008 primarily due to net proceeds of our issuance of preferred stock of $34.1 million, which was used to pay off our note payable of $25.0 million principal plus accrued interest, the exercise of an outstanding put option which required us to repurchase two million shares of our outstanding stock for $3.0 million, transaction costs paid in connection with the issuance of our preferred stock of $1.9 million, preferred stock dividend payments of $1.4 million and payment on capital leases of $0.3 million.

Liquidity

As of December 28, 2010, we had cash and cash equivalents of $29.0 million and no short term or long term debt compared to $28.8 million in cash and cash equivalents as of December 29, 2009. Our primary sources of liquidity are the remaining cash on hand, the sale of the remaining Company Stores as part of our refranchising initiative, and cash flows provided by operating activities. In the future, and as permitted under the Securities Purchase Agreement for the Series B Preferred Stock, we may enter into equipment leasing arrangements and incur up to $10.0 million of indebtedness as necessary. We cannot assure, however, that such financing will be available on favorable terms or at all. As of December 28, 2010, we held $1.8 million in restricted cash, which represented cash held in money market accounts or certificates of deposit to collateralize our letters of credit and advertising fund.

We expect that our cash on hand, cash flows provided by operating activities and funds from completing our refranchising initiative will be sufficient to fund our working capital and general corporate needs, Series B Preferred Stock dividend payments and the non-discretionary capital expenditures for the foreseeable future. Our primary liquidity and capital requirements for working capital and general corporate needs and the planned fiscal 2011 capital expenditures are described above. The use of cash to fund discretionary capital expenditures will be based on the need to conserve our capital.

The adequacy of our available funds will depend on many factors, including the macroeconomic environment, the operating performance of our Company Stores, the successful expansion of our franchise and licensing programs, the completion of our refranchising initiative and the successful rollout and consumer acceptance of our new beverage and food initiatives. Given these factors, our foremost priorities for the near term continue to be preserving and generating cash sufficient to fund our liquidity needs.

Contractual Obligations

The following table summarizes contractual obligations and borrowings as of December 28, 2010, and the timing and effect that such commitments are expected to have on our liquidity and capital requirements in future periods. We expect to fund these commitments primarily with operating cash flows generated in the normal course of business.

	Payments Due by Period (in 000s)				
	Total	Less Than 1 Year	1-2 Years	3-4 Years	5 or More Years
Operating lease obligations[1]	$137,371	$29,438	$52,125	$34,918	$20,890
Purchase obligations[2]	116,510	67,815	41,105	5,060	2,530
Capital leases	496	496	—	—	—
Series B redeemable preferred stock redemption	22,711	—	—	—	22,711
Dividends for Series B redeemable preferred stock	11,810	1,817	3,634	3,634	2,725
Total	$288,898	$99,566	$96,864	$43,612	$48,856

(1) Our wholly owned subsidiary, Jamba Juice Company, is a party to each Company Store lease obligation. The operating lease obligations represent future minimum lease payments under non-cancelable operating leases and lease termination fees as of December 28, 2010. The minimum lease payments do not include common area maintenance ("CAM") charges, insurance, contingent rent obligations or real estate taxes, which are also required contractual obligations under our operating leases. In the majority of our operating leases, CAM charges are not fixed and can fluctuate from year to year. Total CAM charges, insurance, contingent rent obligations, license, permits and real estate taxes for our fiscal year ended December 28, 2010 were $9.0 million.

(2) We negotiate pricing and quality specifications for many of the products used in Company Stores and Franchise Stores. This allows for volume pricing and consistent quality of products that meet our standards. Although we negotiate and contract directly with manufacturers, co-packers or growers for our products, we purchase these products from third-party centralized distributors. These distributors source, warehouse and deliver specified products to both Company Stores and Franchise Stores. We also have contracts with certain vendors which require minimum purchases that are included in the purchase obligations noted above.

As of December 28, 2010, our gross unrecognized tax benefits totaled $1.3 million and are not included in the table as a reasonably reliable estimate of the timing of future payments, if any, cannot be predicted.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

New Accounting Standards

See the Recent Accounting Pronouncements section in Note 1 of our Notes to Consolidated Financial Statements for a summary of new accounting standards.

SEASONALITY AND QUARTERLY RESULTS

Our business is highly subject to day to day volatility based on weather and varies by season. A significant portion of our revenue is realized during the second and third quarters of the fiscal year, which include the summer months. The fourth quarter of the fiscal year, which encompasses the winter months and the holiday season, has traditionally been our lowest revenue volume quarter. Although we have expanded the number of stores offering our hot oatmeal, "grab-and-go" food and California Flatbread selections and we recently announced the launch of our Hot Blends beverage platform to help offset the seasonal nature of our business, our business will likely continue to be subject to seasonal patterns for the foreseeable future, given that the largest portion of our sales continues to be from the sale of smoothies during the warmer parts of the year. Because of the seasonality of the business, results for an individual quarter are not necessarily indicative of the results which may be achieved for the full fiscal year.

INFLATION

We do not believe that inflation has had a material impact on our results of operations in recent years. However, we cannot predict what effect inflation may have on our operations in the future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rates

We do not enter into market risk sensitive instruments for trading purposes. We are exposed to financial market risks due primarily to changes in interest rates in our interest bearing accounts. We do not believe a change in interest rate will materially affect our financial position or results of operations. A one percent change of the interest rate would result in an annual change in the results of operations of $0.3 million.

Commodities Prices

We purchase significant amounts of fruits and dairy products to support the needs of our Company Stores. The price and availability of these commodities directly impacts the results of operations and can be expected to impact the future results of operations.

We purchase fruit based on short-term seasonal pricing agreements. These short-term agreements generally set the price of procured frozen fruit and 100% pure fruit concentrates for less than one year based on estimated annual requirements. In order to mitigate the effects of price changes in any one commodity on its cost structure, we contract with multiple suppliers both domestically and internationally. These agreements typically set the price for some or all of our estimated annual fruit requirements, protecting us from short-term volatility. Nevertheless, these agreements typically contain a *force majeure* clause, which, if utilized (such as hurricanes in 2004 that destroyed the Florida orange crop and more recently with the 2007 freeze that affected California citrus), may subject us to significant price increases.

Our pricing philosophy is not to attempt to change consumer prices with every move up or down of the commodity market, but to take a longer term view of managing margins and the value perception of its products in the eyes of our customers. Our objective is to maximize our revenue through increased customer traffic.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Jamba, Inc.:

We have audited the accompanying consolidated balance sheets of Jamba, Inc. and subsidiaries (the Company) as of December 28, 2010 and December 29, 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years ended December 28, 2010, December 29, 2009 and December 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jamba, Inc. and subsidiaries as of December 28, 2010 and December 29, 2009, and the results of their operations and their cash flows for the fiscal years ended December 28, 2010, December 29, 2009 and December 30, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 28, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
San Francisco, California
March 14, 2011

JAMBA, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share amounts)	December 28, 2010	December 29, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 29,024	$ 28,757
Restricted cash	1,620	1,324
Receivables, net of allowances of $200 and $116	6,377	9,949
Inventories	2,486	3,732
Prepaid and refundable income taxes	539	491
Prepaid rent	508	486
Assets held for sale	3,877	2,562
Prepaid expenses and other current assets	1,604	1,122
Total current assets	46,035	48,423
Property, fixtures and equipment, net	49,215	70,266
Trademarks and other intangible assets, net	1,341	1,850
Restricted cash	205	1,399
Deferred income taxes	40	998
Other long-term assets	3,218	2,882
Total assets	$ 100,054	$ 125,818
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,851	$ 7,405
Accrued compensation and benefits	6,161	7,089
Workers' compensation and health insurance reserves	1,140	1,096
Accrued jambacard liability	29,756	38,255
Other accrued expenses	12,622	10,510
Total current liabilities	56,530	64,355
Long-term workers' compensation and health insurance reserves	166	1,158
Other long-term liabilities	15,416	14,700
Total liabilities	72,112	80,213
Commitments and contingencies (Notes 11 and 18)		
Series B redeemable preferred stock, $.001 par value, 304,348 shares authorized; 197,485 and 304,348 issued, and outstanding	20,554	31,069
Stockholders' equity:		
Common stock, $.001 par value, 150,000,000 shares authorized; 63,734,961 and 52,712,528 shares issued and outstanding	64	53
Additional paid-in capital	365,817	356,320
Accumulated deficit	(358,493)	(341,837)
Total stockholders' equity	7,388	14,536
Total liabilities and stockholders' equity	$ 100,054	$ 125,818

See Notes to Consolidated Financial Statements.

JAMBA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share amounts)	Fiscal Year Ended December 28, 2010	Fiscal Year Ended December 29, 2009	Fiscal Year Ended December 30, 2008
Revenue:			
Company stores	$ 254,491	$ 295,607	$ 333,784
Franchise and other revenue	8,162	6,030	9,106
Total revenue	262,653	301,637	342,890
Costs and operating expenses (income):			
Cost of sales	61,307	72,669	89,163
Labor	85,189	100,589	120,251
Occupancy	38,561	43,888	44,868
Store operating	38,358	38,734	43,714
Depreciation and amortization	14,610	18,271	24,717
General and administrative	37,262	37,044	48,057
Store pre-opening	648	516	2,044
Impairment of long-lived assets	2,778	12,639	27,802
Store lease termination and closure	4,255	1,234	10,029
Trademark and goodwill impairment	—	—	84,061
Other operating, net	(4,292)	(3,840)	3,817
Total costs and operating expenses	278,676	321,744	498,523
Loss from operations	(16,023)	(20,107)	(155,633)
Other income (expense):			
Gain on derivative liabilities	—	1,597	7,895
Interest income	73	404	365
Interest expense	(547)	(6,905)	(2,064)
Total other (expense) income, net	(474)	(4,904)	6,196
Loss before income taxes	(16,497)	(25,011)	(149,437)
Income tax (expense) benefit	(159)	1,066	274
Net loss	(16,656)	(23,945)	(149,163)
Redeemable preferred stock dividends and deemed dividends	(4,077)	(1,860)	—
Net loss attributable to common stockholders	$ (20,733)	$ (25,805)	$ (149,163)
Weighted-average shares used in the computation of loss per share:			
Basic	58,711,495	53,632,299	53,252,855
Diluted	58,711,495	53,632,299	53,252,855
Loss per share:			
Basic	$ (0.35)	$ (0.48)	$ (2.80)
Diluted	$ (0.35)	$ (0.48)	$ (2.80)

See Notes to Consolidated Financial Statements.

JAMBA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Balance as of January 1, 2008	52,637,131	$ 53	$352,184	$(168,729)	$ 183,508
Share-based compensation expense	—	—	4,213	—	4,213
Issuance of shares	1,097	—	—	—	—
Restricted shares vested in 2008	52,500	—	—	—	—
Common stock issued in connection with Financing Agreement	2,000,000	2	1,861	—	1,863
Net loss	—	—	—	(149,163)	(149,163)
Balance as of December 30, 2008	54,690,728	55	358,258	(317,892)	40,421
Share-based compensation expense	—	—	1,274	—	1,274
Common stock repurchased pursuant to repayment of Financing Agreement	(2,000,000)	(2)	(2,497)	—	(2,499)
Issuance of common stock pursuant to stock plans	21,800	—	29	—	29
Beneficial conversion feature and warrants issued related to redeemable preferred stock	—	—	1,116	—	1,116
Accretion of redeemable preferred stock	—	—	(328)	—	(328)
Redeemable preferred stock dividends	—	—	(1,532)	—	(1,532)
Net loss	—	—	—	(23,945)	(23,945)
Balance as of December 29, 2009	52,712,528	53	356,320	(341,837)	14,536
Share-based compensation expense	—	—	1,146	—	1,146
Issuance of common stock pursuant to stock plans	278,133	—	149	—	149
Conversion of redeemable preferred stock	10,686,300	11	12,279	—	12,290
Accretion of redeemable preferred stock	—	—	(1,775)	—	(1,775)
Redeemable preferred stock dividends	—	—	(2,302)	—	(2,302)
Restricted shares vested in 2010	58,000	—	—	—	—
Net loss	—	—	—	(16,656)	(16,656)
Balance as of December 28, 2010	63,734,961	$ 64	$365,817	$(358,493)	$ 7,388

See Notes to Consolidated Financial Statements.

JAMBA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Fiscal Year Ended December 28, 2010	Fiscal Year Ended December 29, 2009	Fiscal Year Ended December 30, 2008
Cash (used in) provided by operating activities:			
Net loss	$(16,656)	$(23,945)	$(149,163)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation and amortization	14,610	18,271	24,717
Trademark and goodwill impairment	—	—	84,061
Impairment of long-lived assets	2,778	12,639	27,802
Lease termination, store closure costs and disposals	(324)	(1,374)	11,734
Jambacard breakage income and amortization, net	(5,252)	(2,777)	(1,687)
Share-based compensation	1,146	1,274	4,213
Bad debt and purchase obligation reserves	528	(178)	579
Deferred rent	(869)	793	4,261
Deferred income taxes	958	(644)	(323)
Writeoff of loan fees and loan discount	—	2,865	—
Equity (income) loss from joint ventures	(61)	(7)	416
Gain on derivative liabilities	—	(1,597)	(7,895)
Amortization of loan premium	—	887	395
Changes in operating assets and liabilities:			
Receivables, net	3,333	(5,441)	1,083
Inventories	957	(150)	(207)
Prepaid and refundable taxes	(48)	5,179	144
Prepaid rent	(22)	(301)	3,076
Prepaid expenses and other current assets	(482)	206	452
Other long-term assets	838	106	200
Restricted cash from operating activities	898	1,995	—
Accounts payable	1,152	(2,080)	(322)
Accrued compensation and benefits	(928)	(582)	1,177
Workers' compensation and health insurance reserves	(948)	(2,327)	(165)
Accrued jambacard liability	(3,247)	10,268	3,875
Other accrued expenses	2,332	(2,326)	(2,026)
Other long-term liabilities	(1,646)	(2,290)	1,767
Cash (used in) provided by operating activities	(953)	8,464	8,164
Cash provided by (used in) investing activities:			
Capital expenditures	(10,165)	(10,839)	(30,173)
Proceeds from the sale of stores	13,763	4,712	—
Decrease (increase) in restricted cash	—	3,000	(2,852)
Investment in joint ventures	—	—	(25)
Cash provided by (used in) investing activities	3,598	(3,127)	(33,050)
Cash (used in) provided by financing activities:			
Proceeds from issuance of redeemable preferred stock	—	34,115	—
Payments on debt facility	—	(25,000)	(1,088)
Payments on exercise of put agreement	—	(3,000)	—
Payments of costs for issuance of redeemable preferred stock	—	(1,908)	—
Redeemable preferred stock dividends paid	(2,302)	(1,360)	—
Payment on capital lease obligations	(225)	(282)	(482)
Proceeds from exercise of stock options	149	33	—
Borrowings on debt facilities	—	—	23,022
Payment of debt issuance costs	—	—	(1,326)
Proceeds from common stock	—	—	1,863
Proceeds from derivative obligation	—	—	703
Cash (used in) provided by financing activities	(2,378)	2,598	22,692
Net increase (decrease) in cash and equivalents	267	7,935	(2,194)
Cash and equivalents at beginning of period	28,757	20,822	23,016
Cash and equivalents at end of period	$ 29,024	$ 28,757	$ 20,822
Supplemental cash flow information:			
Cash paid for interest	$ 293	$ 3,309	$ 1,803
Income taxes paid	18	51	69
Noncash investing and financing activities:			
Noncash property, fixtures and equipment additions	$ 1,705	$ 1,396	$ 1,534
Accretion of redeemable preferred stock	1,775	328	—
Beneficial conversion feature of redeemable preferred stock	—	885	—
Warrants issued in connection with issuance of redeemable preferred stock	—	231	—
Redeemable preferred stock dividends	50	172	—
Conversion of redeemable preferred stock	12,290	—	—

See Notes to Consolidated Financial Statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business—Jamba, Inc. together with its wholly owned subsidiary (the "Company") consummated its initial public offering in July 2005. The Company's management had broad discretion with respect to the specific application of the net proceeds of its initial public offering ("IPO"), although substantially all of the net proceeds of the IPO were intended to be generally applied toward consummating a merger with an operating company. This operating company was subsequently identified as Jamba Juice Company.

On March 10, 2006, the Company entered into an Agreement and Plan of Merger with Jamba Juice Company (the "Merger Agreement"). On November 29, 2006 (the "Merger Date"), the Company consummated the merger with Jamba Juice Company (the "Merger") whereby Jamba Juice Company became a wholly owned subsidiary of the Company.

The Company and its wholly owned subsidiary is a leading restaurant retailer of better-for-you beverage and food offerings, including great tasting fruit smoothies, juices and teas, hot oatmeal made with organic steel cut oats, wraps, salads, sandwiches and California Flatbread and a variety of baked goods and snacks. As of December 28, 2010, there were 743 locations consisting of 351 company owned and operated stores and 392 franchise stores operating in 23 states and the Bahamas. Of these 743 locations, 391 are located in California. Jamba Juice Company began operations in 1990.

Basis of Presentation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Jamba Juice Company. All intercompany balances and transactions have been eliminated. The equity method of accounting is used to account for the joint venture owned by Jamba Juice Company because Jamba Juice Company exercises significant influence over operating and financial policies of its partners. Accordingly, the carrying value of this investment is reported in other long-term assets, and the Company's equity in the net income and losses of this investment is reported in other operating, net.

Fiscal Year End— On June 7, 2007, Jamba, Inc.'s board of directors approved a change to the Company's fiscal year end from the second Tuesday following December 31 to the Tuesday closest to December 31. The Company's most recently completed fiscal year, referred to as fiscal 2010, started on December 30, 2009 and ended on December 28, 2010. The Company's fiscal 2009 started on December 31, 2008 and ended on December 29, 2009, which is referred to as fiscal 2009. The Company's fiscal 2008 started on January 2, 2008 and ended on December 30, 2008, which is referred to as fiscal 2008.

Significant Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Reclassifications—During fiscal 2010, the Company reclassified to cost of sales certain costs of managing its procurement program, which commenced at the beginning of the year. The Company recorded $ 1.7 million, previously recorded in general and administrative expense, in cost of sales under this program. During fiscal 2009 and fiscal 2008, these costs were recorded in general and administrative expense and were $1.5 million and $1.7 million, respectively.

Concentrations of Risk—The Company maintains food distribution contracts primarily with one supplier, Southwest Traders, Inc. This supplier provided approximately 75%, 75% and 81% of foods and products sold in

Company Stores, in fiscal 2010, fiscal 2009 and fiscal 2008, respectively, which potentially subjects the Company to a concentration of business risk. If this supplier had operational problems or ceased making product available to the Company, operations could be adversely affected.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high-quality financial institutions. Balances in the Company's cash accounts frequently exceed the Federal Deposit Insurance Corporation insurance limit.

Self-Insurance Reserves—For workers' compensation benefits, the Company was self-insured for existing and prior years' exposures through September 30, 2008. The Company changed to a guaranteed cost program for workers compensation on October 1, 2008. Liabilities associated with the risks that the Company retain for workers compensation benefits are estimated in part, by considering historical claims experience, demographic factors, severity factors, and other actuarial assumptions. The Company is also self-insured for healthcare benefits and liabilities are based on statistical analyses of historical industry data as well as actual historical trends. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. If actual claims experience differs from Management's assumptions, historical trends, and estimates, changes in insurance reserves would impact the expense recorded in the consolidated statements of operations.

Cash and Cash Equivalents—The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents. As of December 28, 2010 and December 29, 2009, the Company did not have any investments with maturities greater than three months.

Restricted Cash and Investments—At December 28, 2010, the Company held $1.8 million in restricted cash, of which $1.6 million was classified as a current asset and $0.2 million classified as a long-term asset, representing cash held in money market accounts or certificates of deposits to collateralize the Company's letters of credit which is required since the Company was self-insured, and $0.3 million for advertising fund.

At December 29, 2009, the Company held $2.7 million in restricted cash, of which $1.3 million was classified as a current asset and $1.4 million classified as a long-term asset, representing cash held in money market accounts or certificates of deposits to collateralize the Company's letters of credit, which is required since the Company was self-insured.

Receivables—Receivables primarily represent amounts due from sale of jambacards, royalty fees, advertising fees, construction allowances, amounts receivable from suppliers and jambacards issued by the franchisees. The allowance for doubtful accounts is the Company's estimate of the amount of probable credit losses in the Company's existing accounts receivable.

Inventories—Inventories include only the purchase cost and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO). Inventories consist of food, beverages and available-for-sale promotional products.

Property, Fixtures and Equipment—Property, fixtures and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful life. The estimated useful life for leasehold improvements is the lesser of 10 years or the term of the underlying lease. The estimated useful life for furniture, fixtures and equipment is three to 10 years.

Impairment of Long-Lived Assets—Long-lived assets, including leasehold improvements, and other fixed assets are reviewed for impairment at least quarterly and when indicators of impairment are present. Expected cash flows associated with an asset, in addition to other quantitative and qualitative analyses are the key factors in determining the recoverability of the asset. Identifiable cash flows are measured at the individual store level. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. Management's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, changes in economic conditions, changes to its business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value of the asset, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

As a result of its refranchising initiative, announced in May 2009, the Company classifies assets as held for sale and suspends depreciation and amortization on such assets when all of the following criteria are met: (i) Board of Directors approval to refranchise (the store or group of stores) is received; (ii) the stores can be immediately removed from operations; (iii) an active program to locate a buyer is implemented; (iv) the assets are being actively marketed for sale at or near their current fair value; (v) significant changes to the plan of sale are not likely; and (vi) the sale is probable within one year. Assets held for sale are recorded at the lower of the carrying amount or fair value less cost to sell. Fair value is determined based on the purchase price in the asset purchase agreement. Assets held for sale are included in prepaid expenses and other current assets in the consolidated balance sheet.

Refranchising—For each refranchise transaction, the Company entered into an asset purchase agreement, and related franchise agreements, and sublease agreements. Certain franchise agreements included royalty concessions over future years and certain sublease agreements included rent concessions for some or all of the remaining terms of the leases. The royalty and rent concessions are discounted to present value and recorded as liabilities. At December 28, 2010, royalty concessions and rent concessions were $0.8 million and $2.2 million, respectively, and were included in deferred revenue and other long-term liabilities on the consolidated balance sheet. There were no rent or royalty concessions as of December 29, 2009.

Trademarks, Goodwill and Other Intangible Asset Impairment—Trademarks are not subject to amortization and are tested for impairment annually (at year-end), or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performed its test for impairment on trademarks by comparing the fair value of the trademarks to their carrying amounts. An impairment loss was generally recognized when the carrying amount of the trademarks is less than the fair value. The fair value of trademarks was estimated using the income approach-relief from royalty method, which was based on the projected cost savings attributable to the ownership of the trademarks.

The Company tested for goodwill impairment annually (at year-end) or whenever events occurred or circumstances changed that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The required two-step approach uses accounting judgments and estimates of future operating results. Changes in estimates or the application of alternative assumptions could produce significantly different results. Impairment testing is done at a reporting unit level. An impairment loss generally is recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimates and judgments that most significantly affect the fair value calculation are assumptions related to revenue growth, discount rate, public-market trading multiples and control premiums. The fair value of the reporting unit is reconciled to the Company's market capitalization plus an estimated control premium (See Note 6 and Note 7).

Intangible assets subject to amortization (primarily franchise agreements, reacquired franchise rights and a favorable lease portfolio intangible asset recognized in the purchase of Jamba Juice in 2006) are tested for impairment annually (at year-end) or more frequently if changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets are amortized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. Useful lives for the franchise agreements and employment agreements are 13.4 years and 4.0 years, respectively. The useful life of reacquired franchise rights represents the remaining term of the franchise agreement. The useful life of the favorable lease portfolio intangible is based on the related lease term.

Jambacards—The Company, through its subsidiary, Jamba Juice Company, has been selling jambacards to its customers in its retail stores and through its website since November 2002. The Company's jambacards do not have an expiration date. An obligation is recorded at the time of either an initial load or a subsequent reload in accrued jambacard liability on the Company's consolidated balance sheets. The Company recognizes income from jambacards when (i) the jambacard is redeemed by the customer or (ii) the likelihood of the jambacard being redeemed by the customer is remote (also referred to as "jambacard breakage") and the Company determines that it does not have a legal obligation to remit the unredeemed jambacards to the relevant jurisdictions. The Company determines the jambacard breakage amount based upon its historical redemption patterns. The Company has concluded that after three years of inactivity, the likelihood of redemption becomes remote and recognizes breakage income at that time. Jambacard breakage income is included in other operating, net in the consolidated statements of operations.

As a result of the Merger, the jambacard liability was adjusted to fair value by discounting the projected cash flows to present value, which are the costs to service deferred revenue, plus an estimated operating margin. The adjustment is being amortized over the expected life of the jambacard and resulted in $0.2 million, $0.1 million, $0.4 million of expense during fiscal 2010, fiscal 2009 and fiscal 2008, respectively, which offset the amount recorded as jambacard breakage income. The Company recorded $5.4 million, $2.9 million and $2.1 million of jambacard breakage income during fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

Rent Expense—Under the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of rent holidays and escalations are reflected in rent costs on a straight-line basis over the expected lease term, which includes cancelable option periods when it is deemed to be reasonably assured that the Company will exercise such option periods due to the fact that the Company would incur an economic penalty for not doing so. The lease term commences on the date when the Company becomes legally obligated for the rent payments which generally coincides with the time when the landlord delivers the property for us to develop. All rent costs recognized during construction periods are classified as pre-opening expenses. Pursuant to the refranchising initiative, the Company recorded liabilities for rent concessions over the remaining term of certain store leases of refranchised stores.

Construction Allowances—The Company receives construction allowances from certain landlords, which are deferred and amortized on a straight-line basis over the lease term as a reduction of rent expense. Construction allowances are recorded in deferred rent and other long-term liabilities.

Revenue Recognition—Revenue from Company Stores is recognized when product is sold. Revenue is presented net of any taxes collected from customers and remitted to government entities. Revenue from jambacards is recognized upon redemption. Until redemption, outstanding customer balances are recorded as a liability. See "jambacards" section above for discussion on recognition of jambacard breakage.

Franchise revenue is generated from three sources; royalties, development fees, and initial franchise fees.

Royalties from franchised stores are determined as a percentage of revenue and are recognized in the same period as the related franchise store revenue. If collection of the franchise royalty fee is doubtful, revenue is recognized at the time of collection.

Development fees are paid to the Company as part of an agreement to open and operate a specific number of stores in a specified territory. The amount of the fee is based on the number of stores to be opened pursuant to the development agreement and secures the territory for exclusivity during the development. The nonrefundable fees collected for these services are recognized ratably as the franchise stores under these agreements open. The Company's multi-unit development agreements specify the number of stores to be opened. Any changes to the specific number of stores would be stated in a subsequent contractual agreement (see Note 3).

The Company charges an initial franchise fee for providing operational materials, new store opening planning, and functional training courses. Initial franchise fees, if any, are due for payment at the time the franchise agreement for a particular store is executed. Franchise fees are recognized as revenue when all material services or conditions have been substantially performed or satisfied and no other material conditions or obligations related to the determination of substantial performance exist. Duties and services that are completed prior to approval include training, facilities inspection, receipt of operating license(s), and clearance from appropriate agencies. These duties and services are substantially complete prior to the approval of the opening of a store. Duties and services relating to the earning of the franchise fees are necessary for the stores to open. Revenue is recognized when the store opens.

Royalties from licensed retail products are based on a percentage of product sales and are recognized as revenue upon the sale of the product to retail outlets.

Cost of Sales—The Company includes in cost of sales, costs incurred to acquire fruit, dairy and other products used to make smoothies and juices, paper products, as well as the costs related to managing our procurement program, and payments received from vendors.

Advertising Fund—The Company participates with its franchisees in an advertising fund, established in fiscal 2010, to collect and administer funds contributed for use in advertising and promotional programs which are designed to increase sales and enhance the reputation of the Company and its franchise owners. Contributions to the advertising fund are required for Company Stores and traditional Franchise Stores and are generally based on a percent of store sales. The Company has control of the advertising fund. The fund is consolidated and the Company reports all assets and liabilities of the fund that it consolidates.

The advertising fund assets, consisting primarily of cash received from the Company and franchisees and accounts receivable from franchisees, can only be used for selected purposes and are considered restricted. The advertising fund liabilities represent the corresponding obligation arising from the receipts of the marketing program. In accordance with ASC Topic 952-605-25, the receipts from the franchisees are recorded as a liability against which specified advertising costs are charged. The Company does not reflect franchisee contributions to the fund in its consolidated statements of operations or consolidated statements of cash flows. Advertising fund assets as of December 28, 2010 include cash of $0.3 million, which is recorded in restricted cash, and $0.5 million of receivables from franchisees, which is recorded in receivables on the consolidated balance sheet. Advertising fund liabilities as of December 28, 2010 of $0.9 million are reported in other accrued expenses and accounts payable on the consolidated balance sheet. There were no advertising fund assets or advertising fund liabilities as of December 29, 2009.

Advertising Costs—Advertising costs are expensed as incurred and were $7.8 million, $5.9 million and $8.6 million in fiscal 2010, fiscal 2009 and fiscal 2008, respectively, and are classified as store operating expenses. The Company received advertising contributions from its franchisees, which contributions were recorded as an offset to advertising expense, and were $1.9 million, $1.3 million and $1.6 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

Store Pre-opening Costs—Costs incurred in connection with start-up and promotion of new store openings as well as rent from possession date to store opening date are expensed as incurred.

Comprehensive Income—Comprehensive income is defined as the change in equity during a period from transactions and other events, excluding changes resulting from investments from owners and distributions to owners. Comprehensive income (loss) equals net income (loss) for all periods presented.

Income Taxes— Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In establishing deferred income tax assets and liabilities, we make judgments and interpretations based on enacted tax laws and published tax guidance applicable to our operations. We record deferred tax assets and liabilities and evaluate the need for valuation allowances to reduce deferred tax assets to amounts more likely than not of being realized. Changes in our valuation of the deferred tax assets or changes in the income tax provision may affect our annual effective income tax rate.

Uncertain tax positions are recognized as the greatest amount more than 50% likely of being sustained upon audit based on the technical merits of the position. On a quarterly basis, we review and update our inventory of tax positions as necessary to add any new uncertain tax positions taken, or to remove previously identified uncertain positions that have been adequately resolved. Additionally, uncertain positions may be re-measured as warranted by changes in facts or law. Accounting for uncertain tax positions requires significant judgments, including estimating the amount, timing and likelihood of ultimate settlement. Although we believe that these estimates are reasonable, actual results could differ from these estimates. The Company classifies interest and penalties related to income taxes as a component of income taxes in the consolidated statements of operations.

Earnings (Loss) Per Share—Basic earnings (loss) per share is computed based on the weighted-average of common shares outstanding during the period. Diluted earnings (loss) per share is computed based on the weighted-average number of common shares and potentially dilutive securities, which includes preferred stock outstanding from the Company's issuance of preferred stock, outstanding warrants and outstanding options and restricted stock awards granted under the Company's stock option plans. Anti-dilutive shares of 31.3 million, 20.5 million and 21.8 million have been excluded from diluted weighted-average shares outstanding in fiscal 2010, fiscal 2009 and fiscal 2008, respectively. The Company's basic weighted-average shares outstanding are equal to its diluted weighted-average shares outstanding since the Company experienced a net loss in each of fiscal 2010, fiscal 2009 and fiscal 2008.

For purposes of determining the net loss attributable to common stock used in the computation of loss per share, the amount of the loss was increased by the preferred stock dividends and deemed dividends. The deemed dividend represents the accretion of the issuance cost and beneficial conversion feature of the Company's preferred stock.

Share-based compensation—The Company measures and recognizes all share-based compensation under the fair value method.

Stock options for a fixed number of shares are granted to certain employees and directors with an exercise price based on the grant date fair value of the Company's common stock. The Company also grants restricted stock with a fair value determined based on the closing price of the Company's common stock on the date of grant (see Note 14). Stock options and restricted stock generally vest over a four-year period. Share-based compensation expense is recognized ratably over the service period.

The fair value of restricted stock units is determined based on the Company's closing stock price on the date of grant. These restricted stock units vest and become unrestricted three years after the date of grant. Share-based compensation expense is recognized ratably over the three-year service period for restricted stock units.

Fair Value of Financial Instruments—The carrying value of cash and cash equivalents, notes and accounts receivable and accounts payable approximates fair value.

In fiscal 2008, pursuant to the Financing Agreement (see Note 13), the Company issued two million shares of its common stock (the "Shares") with certain registration rights, and entered into a Common Stock Put and Call Agreement with the Lenders (the "Put and Call Agreement") during fiscal 2008. The Shares were classified as equity and recorded at fair value of $1.9 million. The Put and Call Rights were considered legally and separately detachable as they were contractually distinct from the common stock, are not embedded within the common stock shares and were considered a freestanding instrument.

Segment Reporting—The Company has one reportable retail segment.

Recent Accounting Pronouncements

Consolidation of Variable Interest Entities—Amended
(Included in ASC 810 "Consolidation", SFAS No. 167 "Amendments to FASB Interpretation No. 46(R)")

SFAS No. 167 amends FASB Interpretation No. 46(R) "Consolidation of Variable Interest Entities" regarding certain guidance for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. SFAS No. 167 is effective for the first annual reporting period beginning after November 15, 2009, with earlier adoption prohibited. The adoption of SFAS No. 167 did not have a material impact on the Company's consolidated financial statements.

Improving Disclosures about Fair Value Measurements (ASU No. 2010-06)
(Included in ASC 820 "Fair Value Measurements and Disclosures")

Accounting Standards Update ("ASU") No. 2010-06 requires new disclosures regarding recurring or nonrecurring fair value measurements. Entities will be required to separately disclose significant transfers into and out of Level 1 and Level 2 measurements in the fair value hierarchy and describe the reasons for the transfers. Entities will also be required to provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. In addition, entities must provide fair value measurement disclosures for each class of assets and liabilities, and disclosures about the valuation techniques used in determining fair value for Level 2 or Level 3 measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the gross basis reconciliation for the Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact on the Company's consolidated financial statements. There were no transfers between Level 1 and Level 2 measurements in the fair value hierarchy during the fiscal year ended December 28, 2010.

2. ACQUISITIONS

Fiscal 2008 Acquisition of Joint Venture Partnership

Pursuant to an Unit Purchase Agreement dated December 16, 2008, between the Company's wholly owned subsidiary, Jamba Juice Company and JJC Florida LLC ("JJC Florida"), the Company purchased the remaining 65% in JJC Florida that the Company did not already own resulting in the acquisition of 13 stores in the Florida geographic region from JJC Florida. The agreement called for the purchase of all the assets, property, and business of JJC Florida related to the operation of its 13 stores. JJC Florida had entered into a joint venture with the Company to develop the Florida market.

The right to develop additional stores expired on June 28, 2005 when the Company entered into an Amended and Restated Management Agreement with JJC Florida. Under this Management Agreement, the Company managed and operated the stores owned by JJC Florida and used Company employees. Under the terms of the Third Amendment to Agreements dated June 28, 2005, JJC Florida's right to build additional stores in Florida was voided and exclusivity was terminated. The Company had the right to purchase all of the remaining interest in JJC Florida commencing on October 1, 2008 and for 90 days thereafter. In anticipation of this right, the Company and JJC Florida agreed to the purchase and sale transaction on December 16, 2008. Total consideration for the agreement was $1.5 million and an additional $0.2 million in credit for reimbursement of amounts owed to JJC Florida. The acquisition was accounted for using the purchase method and resulted in goodwill of $0.6 million, which was fully impaired at December 29, 2008.

The purchase price allocation for JJC Florida was as follows (in thousands):

Property, fixtures and equipment, net	$ 334
Other current assets	877
Other intangible assets, net	(97)
Other accrued expenses	(55)
Goodwill	623
Total consideration	$1,682

3. AREA DEVELOPMENT AGREEMENTS

The Company's wholly owned subsidiary, Jamba Juice Company, has entered into multi-unit license agreements with area developers to develop stores in certain geographic regions. Under typical multi-unit license agreements, the area developer generally pays one-half of the initial nonrefundable fee multiplied by each store to be developed as a nonrefundable development fee upon execution of the multi-unit license agreement. The agreements are generally for a term of 10 years. Each time a store is opened under the multi-unit license agreement, the Company credits the franchisee one-half of the initial fee paid as part of the development fee and the franchisee is required to pay the remaining one-half of the initial fee. As of December 28, 2010, 32 stores are operating under a current multi-unit license agreement. This area developer completed its development obligations under its agreements during fiscal 2010. In addition, the Company has and will continue to enter into development agreements in connection with its refranchising and international franchising initiatives. In connection with its refranchising efforts through fiscal 2010, five new area developers have contractual commitments to open thirty two Franchise Stores over the next two to seven years. In connection with our international efforts during fiscal 2010, one developer in Korea has a contractual commitment to build 200 stores over the next 10 years.

The Company generally executes franchise agreements for each store that establishes the terms of its arrangement with the franchisee. The franchise agreements typically require the franchisee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to the Company's approval and the franchisee's payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration.

Franchise revenue consists of royalties and fees from our franchisees. The Company recognizes initial fees received from a franchisee as revenue when it has performed substantially all initial services required by the franchise agreement, which is generally upon the opening of a store. The Company recognizes continuing royalties based upon a percentage of franchisee revenues as earned. The Company is not required to contribute capital as part of multi-unit license agreements or franchise agreements.

Deferred franchise revenue is included in Other long-term liabilities on the consolidated balance sheets and as of December 28, 2010 and December 29, 2009 and includes $0.5 million and $0.1 million, respectively, relating to non-refundable development fees and initial fees paid by franchisees whose stores have not yet opened. In addition, deferred franchise revenue as of December 28, 2010 includes $0.6 million relating to non-refundable international development fees.

4. PROPERTY, FIXTURES AND EQUIPMENT

Property, fixtures, and equipment as of December 28, 2010 and December 29, 2009, consisted of the following (in thousands):

	December 28, 2010	December 29, 2009
Leasehold improvements	$ 47,848	$ 56,428
Furniture, fixtures and equipment	51,407	66,575
Construction in progress (primarily stores under construction)	120	101
Total	99,375	123,104
Less accumulated depreciation and amortization	(50,160)	(52,838)
Total	$ 49,215	$ 70,266

Depreciation and amortization expense related to property, fixtures and equipment for fiscal 2010, fiscal 2009 and fiscal 2008 was $14.6 million, $17.7 million, and $23.5 million, respectively.

5. ASSETS HELD FOR SALE

Assets held for sale consists of Company Stores that the Company expects to refranchise. Such assets are recorded at the lower of the carrying amount or fair value, less cost to sell. Fair value is determined based on the purchase price in the asset purchase agreement. Assets are no longer depreciated once classified as held for sale. Assets held for sale at December 28, 2010 and December 29, 2009 include $3.9 million and $2.6 million of property, fixtures and equipment, respectively, and are included in prepaid expenses and other current assets on the consolidated balance sheets.

6. GOODWILL

The Company tested for goodwill impairment annually (at year-end) or whenever events occurred or circumstances changed that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The required two-step approach uses accounting judgments and estimates of future operating results. Changes in estimates or the application of alternative assumptions could produce significantly different results. Impairment testing is done at a reporting unit level. An impairment loss generally is recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimates and judgments that most significantly affect the fair value calculation are assumptions related to revenue growth, discount rate, public-market trading multiples and control premiums. The fair value of the reporting unit is reconciled to the Company's market capitalization plus an estimated control premium.

Based on the results of the Company's evaluation and due to the challenging business conditions and resulting decline in the market price of the Company's common stock, the Company recorded an impairment charge of $1.0 million in the fourth quarter of fiscal 2008. No goodwill impairment was recorded for fiscal 2010 or 2009 as the Company's goodwill had been written down to zero as of the end of fiscal 2008.

7. TRADEMARKS AND OTHER INTANGIBLE ASSETS

The carrying amount and accumulated amortization of trademarks and other intangible assets as of December 28, 2010 and December 29, 2009, were as follows (in thousands):

	Gross Amount	Accumulated Amortization	Net Amount
Amortized Intangible Assets			
As of December 28, 2010			
Trademarks	$ 267	$ —	$ 267
Favorable leases	2,273	(1,913)	360
Franchise agreements	891	(294)	597
Reacquired franchise rights	375	(258)	117
Total	$3,806	$(2,465)	$1,341
As of December 29, 2009			
Favorable leases	$2,627	$(1,723)	$ 904
Franchise agreements	897	(207)	690
Reacquired franchise rights	550	(294)	256
Total	$4,074	$(2,224)	$1,850

Intangible assets are amortized over their expected useful lives. Amortization expense for intangible assets for fiscal 2010, fiscal 2009 and fiscal 2008 was $0.6 million, $1.1 million and $1.9 million, respectively. Expected annual amortization expense for intangible assets recorded as of December 28, 2010 is as follows (in thousands):

Fiscal Year	Amortization Expense
2011	$320
2012	219
2013	114
2014	79
2015	74
Thereafter	269

Trademarks are not subject to amortization and are tested for impairment annually (at year-end), or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consisted of the comparison of the fair value of the trademarks to its carrying amount. The fair value of trademarks was estimated using the income approach-relief from royalty method, which was based on the projected cost savings attributable to the ownership of the trademarks The trademarks recorded by the Company prior to the fiscal year ended December 28, 2010 were fully impaired as of December 30, 2008. As a result of the evaluation, the Company recorded an impairment charge of $82.6 million in fiscal 2008. No trademark impairment was recorded for fiscal 2009 as the Company's trademarks had been written down to zero as of the end of fiscal 2008. As of December 28, 2010, the Company had trademarks of approximately $0.3 million and no trademark impairment was recorded in fiscal 2010.

8. OTHER LONG-TERM ASSETS

As of December 28, 2010 and December 29, 2009, other long-term assets consisted of the following (in thousands):

	December 28, 2010	December 29, 2009
Notes receivable from franchisees, net of allowances of $81 in 2010	$1,625	$1,100
Deposits	951	962
Investment in JJC Hawaii, LLC	548	562
Other	94	258
Total	$3,218	$2,882

The $1.6 million notes receivable at December 28, 2010 from franchisees accrues at interest rates varying from 5.25% and 8.0%, and mature at dates between December 2011 and March 2014. The Company accounts for its investments in JJC Hawaii, LLC under the equity method. The Company owns a 5.0% interest in JJC Hawaii, LLC as of December 28, 2010 and December 29, 2009. The equity in earnings (losses) recognized by the Company for JJC Hawaii, LLC was $61,000, $81,000 and ($185,000) for fiscal 2010, fiscal 2009 and fiscal 2008, respectively. The Company previously owned a 35.2% interest until it purchased the remaining interest in JJC Florida, LLC on December 16, 2008 (See Note 2). The equity losses recognized by the Company for JJC Florida were $0.2 million for fiscal 2008.

9. IMPAIRMENT, STORE LEASE TERMINATION AND CLOSURE COSTS AND WORKFORCE REDUCTION

Long-lived asset impairment

The Company reviews its entire store portfolio on a quarterly basis. The review includes an analysis of each store's past and present operating performance combined with projected future results. Impairment charges include the write-down of long-lived assets at stores that were assessed for impairment because of management's intention to close the store or because of changes in circumstances that indicate the carrying value of an asset may not be recoverable. The Company recorded impairment charges of $2.8 million, $12.6 million and $27.8 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

Store lease termination and closure costs and workforce reduction

As a result of the Company's revitalization efforts and revised development goals, the Company evaluated the infrastructure needed to support its evolving business model and restructured its Support Center to eliminate certain administrative positions. During fiscal 2008, the Company eliminated 71 positions, closed 31 underperforming Company Stores prior to the normal expiration of their lease term and canceled the opening of 13 stores under development. As a result of these actions, the Company incurred $10.0 million in charges related to asset write-offs for operating Company Stores and sites under development and lease termination related costs and $2.2 million in severance charges, respectively. In fiscal 2010, the Company closed nine underperforming Company Stores prior to the lease expiration. During fiscal 2010 and 2009, the Company incurred $4.3 million and $1.2 million in charges related to asset write-offs for lease termination and closure costs.

Lease termination costs consist primarily of the costs of future obligations related to closed store locations. Discounted liabilities for future lease costs and the fair value of related subleases of closed locations are recorded when the stores are closed. These amounts are subject to adjustments as liabilities are settled. In assessing the discounted liabilities for future costs of obligations related to closed stores, the Company made assumptions regarding amounts of future subleases. If these assumptions or their related estimates change in the future, the Company may be required to record additional exit costs or reduce exit costs previously recorded. Exit costs recorded for each of the periods presented include the effect of such changes in estimates. Severance accruals were paid during fiscal 2010 and 2009. Lease obligations are payable through 2019, less sublease amounts.

The following is a reconciliation of the store closure and severance accrual and is included in Other accrued expenses and Other long-term liabilities (in thousands):

Balance as of December 30, 2008	$ 5,664
Provision for noncancellable lease payments of closed stores	1,089
Severance accrual	311
Severance payments	(1,278)
Payments on lease liability	(3,308)
Balance as of December 29, 2009	$ 2,478
Provision for noncancellable lease payments of closed stores	2,443
Severance payments	(144)
Payments on lease liability	(1,889)
Adjustments	130
Balance as of December 28, 2010	$ 3,018

Gain/loss on Disposal of Other Assets—The Company recognized a loss on disposal of $0.3 million of assets in fiscal 2010 and a gain on disposal of assets of $2.0 million in fiscal 2009. The loss on disposal in fiscal 2010 is net of a $1.5 million dollar gain on refranchising of its stores. During fiscal 2008, the Company wrote off the net book value of certain assets that were disposed of due to store remodels or upgrades of equipment of $1.7 million, such write-offs were classified in other operating, net in the consolidated statements of operations.

10. OTHER LONG-TERM LIABILITIES

As of December 28, 2010 and December 29, 2009, other long-term liabilities consisted of the following (in thousands):

	December 28, 2010	December 29, 2009
Deferred revenue, long term	$ 3,101	$ 426
Construction allowance	3,515	4,105
Deferred rent	6,072	6,350
Other liabilities	2,728	3,819
Total other long-term liabilities	$15,416	$14,700

11. LEASE COMMITMENTS

The Company leases its office, retail stores, and some equipment under operating leases, with terms expiring through 2021. Most store leases have an initial term of 10 years, with renewal options of up to 10 years and provide for payment of common area operating expenses and real estate taxes. Rental expense, net of sublease income was $28.5 million in fiscal 2010, $33.9 million in fiscal 2009 and $35.2 million in fiscal 2008 and is recorded in occupancy costs and general and administrative expenses. Contingent rent included in occupancy costs was $0.4 million, $0.3 million and $0.4 million in fiscal 2010, 2009 and 2008, respectively.

The aggregate future minimum noncancelable lease payments as of December 28, 2010, were as follows (in thousands):

Fiscal Year Ending:	
2011	$ 29,132
2012	27,188
2013	24,937
2014	20,400
2015	14,518
Thereafter	20,890
Total minimum lease commitments	$137,065

The Company has subleases related to certain of its operating leases. The Company recognized sublease income of $2.4 million in fiscal 2010 and $0.8 million in fiscal 2009 and $0.2 million in fiscal 2008. Future minimum lease payments under operating leases of $137.1 million have been reduced by future minimum sublease rental income of $31.6 million.

The Company leases certain equipment and software license of $0.4 million which are considered as capital leases and are included in property and equipment on the consolidated balance sheets. Amortization of assets under capital leases is included in depreciation and amortization expense.

The Company has certain contractual obligations for some of its operating leases that could be terminated in the future upon written notice and payment of a termination fee. These termination fees totaled approximately $0.3 million as of December 28, 2010.

12. REDEEMABLE PREFERRED STOCK

A summary of redeemable preferred stock activity for fiscal year 2010 is presented below (dollars in thousands, except share amounts):

	Redeemable preferred stock	
	Shares	Amount
Balance as of December 30, 2008	—	$ —
Issuance of redeemable preferred stock	304,348	35,000
Beneficial conversion feature	—	(885)
Transaction costs	—	(3,143)
Fair value of warrants issued	—	(231)
Accretion of redeemable preferred stock	—	328
Balance as of December 28, 2009	304,348	31,069
Conversion of redeemable preferred stock	(106,863)	(12,290)
Accretion of redeemable preferred stock	—	1,775
Balance as of December 28, 2010	197,485	$ 20,554

On June 16, 2009, the Company issued (i) 170,000 shares of its Series B-1 Convertible Preferred Stock, par value $0.001, (the "Series B-1 Preferred") to affiliates of Mistral Equity Partners at a price of $115 per share, for an aggregate purchase price of approximately $19.6 million, and (ii) 134,348 shares of its Series B-2 Convertible Preferred Stock, par value $0.001, (the "Series B-2 Preferred") to CanBa Investments, LLC at a price of $115 per share, for an aggregate purchase price of approximately $15.4 million. The issuance of shares of the Series B-1 and B-2 Preferred Stock (together the "Series B Preferred Stock" or "Preferred Stock") for $35 million, less approximately $3.1 million in total transaction costs, which included $2.2 million in transaction fees and $885,000 paid to investors, was completed through a private placement to the purchasers as accredited investors and pursuant to the exemptions from the registration requirements of the Securities Act. The shares of Preferred Stock and the shares of the Company's Common Stock issuable upon conversion of the Preferred Stock to be issued to the purchasers includes legends restricting transfer other than pursuant to an effective registration statement under the Securities Act or in accordance with an exemption from registration. The holders of the Series B Preferred Stock have the right to require the Company to redeem all or a portion of the shares of the Series B Stock on or after seven years from the date of issuance of the Preferred Stock.

The shares of Preferred Stock are convertible at the election of the holders, at any time, into shares of Common Stock at an initial conversion price of $1.15 per share. The conversion price for the Preferred Stock is subject to customary anti-dilution adjustments for stock splits, dividends or certain other equity restructurings. After a two year period from the original date of issuance, the Company will have the right to require that the shares of Preferred Stock be converted into shares of Common Stock if (i) the Common Stock trading volume averages 150,000 shares per trading day over a 30 trading day period and (ii) the daily volume weighted average price per share of the Common Stock exceeds the product of 2.5 times the then-applicable conversion price for any 20 of the preceding 30 trading days at any time these conditions continue to be satisfied and for a period of 10 trading days thereafter. Upon exercise of this right, the Preferred Stock will be converted at the then-applicable conversion rate and the Company will be obligated to pay any then-existing dividend arrearages in cash.

The Preferred Stock has an 8% dividend, payable quarterly in cash, which accrues irrespective of whether dividends are actually declared or paid. The dividend rate shall increase to 10% in the event the Common Stock is not listed for trading on any of the New York Stock Exchange, the NASDAQ Global Market or the American Stock Exchange or if the Company fails to declare and pay, in full and in cash, dividends on shares of the Preferred Stock for three consecutive quarters until such time as the dividends are paid in full and in cash. After seven years from the date the shares of Preferred Stock are originally issued, the holders of such shares will have the right to require the Company to redeem their shares of Preferred Stock, in whole or in part, at a price per share equal to the original sale price per share plus any unpaid but accrued dividends. The Company has also granted the purchasers of the shares of Preferred Stock certain pre-emptive rights with respect to the sale and issuance by the Company of equity securities, as delineated in the Purchase Agreement. If the Company fails to declare and pay, in full and in cash, dividends on shares of the Preferred Stock for three consecutive quarters, the size of the board of directors of the Company ("Board") shall be increased by one member and the holders of the Preferred Stock, voting together as a single class, shall be entitled to elect one additional member to the Board until such time as the dividends are paid in full and in cash.

The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders' shares of Preferred Stock at the then-applicable conversion price. The holders of the shares of Preferred Stock will also receive customary protective provisions under the Certificate of Designation and additional protections under the Purchase Agreement (including the requirement that the consent of a majority of the holders of the shares of Common Stock issuable upon conversion of the Preferred Stock must be obtained prior to the Company incurring in excess of $10 million in indebtedness).

The holders of the shares of the Series B-1 Preferred, voting as a separate class, elected two members to the Board. The Series B-1 Preferred holders are allowed to hold two seats on the Board so long as more than 50% of the number of shares of Series B-1 Preferred originally issued is outstanding. In the event the number of shares of Series B-1 Preferred Stock outstanding is less than 50% of the number of shares originally issued but greater than 25% of the number of shares originally issued, the holders of the shares of the Series B-1 Preferred, voting as a separate class, will be entitled to elect only one member to the Board. The ability to have any members to the Board by the holders of the shares of the Series B-1 Preferred will cease once the number of outstanding shares of Series B-1 Preferred is less than 25% of the number of shares of Series B-1 Preferred originally issued.

The holders of the shares of the Series B-2 Preferred, voting as a separate class, elected one member to the Board. The Series B-2 Preferred holders are allowed to hold one seat on the Board so long as more than 25% of the number of shares of Series B-1 Preferred originally issued is outstanding. In the event that (i) at the time of the Company's 2011 annual meeting of its stockholders there are more than nine members on the Board and (ii) so long as more than 50% of the number of shares of Series B-2 Preferred originally issued are outstanding, the size of the Board will be increased by one Board seat and the holders of the shares of the Series B-2

Preferred, voting as a separate class, will be entitled to have one member on the Board to fill the seat. The ability to elect any members to the Board by the holders of the shares of Series B-2 Preferred will cease once the number of outstanding shares of Series B-2 Preferred is less than 25% of the number of shares of Series B-2 Preferred originally issued.

In the event of the liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, the holders of shares of the Series B Preferred Stock then outstanding will be entitled to receive, out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of shares of Common Stock or any other junior stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series B original issue price of $115 per share plus any applicable accrued dividends or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock immediately prior to the liquidation.

The Series B Preferred Stock is classified as temporary stockholders' equity, since the shares are (i) redeemable at the option of the holder in the future after satisfaction of the requisite holding period and (ii) have conditions for redemption which are not solely within the control of the Company. Total transaction costs of $3.1 million, which is comprised of $2.2 million in transaction fees and $885,000 paid to investors is recorded as a reduction in proceeds received by the Company. The $885,000 paid to investors, is also recorded as a beneficial conversion feature. These items will be accreted to the redemption amount over seven years. The proceeds from the issuance of Series B Preferred Stock were used to repay in full the outstanding debt resulting from the Company's Senior Notes and for working capital. During fiscal 2010 and 2009, the Company paid cash dividends on the Series B Preferred Stock totaling $2.3 million and $1.4 million, respectively.

During the fiscal year ended December 28, 2010, holders converted 42,451 shares of outstanding Series B-1 Preferred Stock and 64,412 shares of outstanding Series B-2 Preferred Stock to an aggregate 10,686,300 shares of common stock at the initial conversion price of $1.15 per share. Accretion related to the Series B Preferred Stock for the fiscal years ended December 28, 2010 and December 29, 2009 was $1.8 million and $0.3 million, respectively, including the acceleraton of accretion on converted shares.

In June 2009, The Company granted a warrant to purchase common stock to Northpoint Advisors, LLC by the Company for professional services provided. The number of shares purchasable upon exercise of the warrant is 760,870 and the exercise price is $1.15 per share. The fair value of the warrant on June 16, 2009 was estimated at $0.2 million, was recorded as a reduction in proceeds received by the Company and is being accreted to the redemption amount. The number of shares and exercise price are subject to adjustments due to events such as stock splits, distributions of common stock and other similar capital restructuring as noted in the warrant document. The warrant is a registrable security under the provisions of the Registration Rights Agreement of June 16, 2009 among the Company and the investors. The registrable securities include the shares issuable upon exercise of the warrant as well as shares issuable upon conversion of the Series B Preferred Stock to common stock. In accordance with the registration rights agreement, the Company filed an S-3 registration statement after the issuance of the registrable securities.

13. NOTE PAYABLE & FINANCING AGREEMENT

On April 17, 2008, the Company entered into a credit agreement with Wells Fargo Financial, LLC which established a senior secured revolving credit facility of $25.0 million, subject to a maximum of two times trailing thirteen period adjusted EBITDA. The Company subsequently terminated this agreement on September 11, 2008. The early termination fee resulting from the cancellation of this credit agreement was $0.3 million.

On September 11, 2008, the Company entered into a financing agreement (the "Financing Agreement") with Victory Park Management, LLC, as agent, and its affiliated funds as lenders ("Lenders") whereby the Lenders purchased $25 million two-year senior secured term notes from the Company (the "Senior Notes"). The Senior Notes were secured by a first priority lien on all current and future assets of the Company, with certain exceptions. Interest rate on the Senior Notes was at 6-month LIBOR plus 8%, subject to a floor of 12.5% per annum (if the LIBOR rate was not available, interest would accrue at the Prime Rate plus 7%, subject to a floor of 12.5% per annum), with interest payable monthly in arrears, and a $375,000 make-whole interest payment to the extent the Senior Notes continued to be outstanding after 15 months. The Company had the right to prepay the Senior Notes with payment of the principle, accrued interest and, if the prepayment is after the first anniversary of the closing, the make-whole interest payment. As the likelihood of the make-whole interest payment was minimal, no value for this feature was recorded.

The Senior Notes were subject to acceleration and certain mandatory prepayment events set forth in the Financing Agreement. In connection with this Financing Agreement, the Company incurred approximately $0.9 million in loan origination fees and $0.3 million in legal fees. The Company made a $500,000 deposit on possible prepayment to the Lenders at closing, payable with the proceeds from the sale of the Senior Notes. This amount, which is classified in other long-term assets, represented a deposit of any possible prepayment should certain generating events occur that were not in the ordinary course of the Company's business.

Pursuant to the Financing Agreement, on September 11, 2008, the Company issued to the Lenders two million shares of its common stock (the "Shares") with certain registration rights, and entered into a Common Stock Put and Call Agreement with the Lenders (the "Put and Call Agreement"). Under the terms of the Put and Call Agreement, the Lenders had a put right requiring the Company to repurchase the Shares at a price of $1.50 per share after the earlier of the first anniversary of the closing date, the payment in full of the Senior Notes or the occurrence of certain events of default under the Financing Agreement or certain other events (the "Put Right"). The Put Right expired under certain circumstances, including if the average daily trading price for the Company's common stock on the NASDAQ Global Market for 20 of 30 business days after the first anniversary of the closing date was greater than $1.50 per share, with average daily trading volume during such period of at least 250,000 shares, or the Lenders' sale of the Shares to an unaffiliated third party. Under the terms of the Put and Call Agreement, the Company had a call right requiring the Lenders to sell the Shares to the Company at $1.50 per share before the earlier of the first anniversary of the closing date, the payment in full of the Senior Notes or the occurrence of certain events of default under the Financing Agreement (the "Call Right").

The two million shares were classified as equity and recorded at fair value of $1.9 million. The Put and Call Rights were considered legally and separately detachable as they were contractually distinct from the common stock, were not embedded within the common stock shares and are considered a freestanding instrument. The Put and Call Rights had been recorded as a liability based on its fair value of $0.7 million and was marked-to-market on a quarterly basis.

As a result of the Company's preferred stock offering, the Company repaid its note payable and financing agreement on June 16, 2009. The Put Right was exercised by the Lenders and the Company repurchased the Shares. These shares were subsequently canceled by the Company. The prepayment penalties and write-off of prepaid loan fees and transaction costs in connection with the payoff of the Senior Notes was recorded in interest expense in the consolidated statement of operations.

14. SHARE-BASED COMPENSATION

Stock Options—The Company maintains three share-based compensation plans (collectively, the "Plans"). The Company's 2006 Employee, Director and Consultant Stock Plan (the "2006 Plan") was approved by the Company's stockholders on November 28, 2006. An amendment to the 2006 Plan was approved by the stockholders on May 20, 2010. The 2006 Plan provides for the granting of up to eight million shares of common stock in the form of nonqualified and incentive stock options, stock grants or other stock-based awards to employees, nonemployee directors and consultants. In addition, in December 2008, the Company also granted stock options as an inducement grant outside of the Company's existing equity plans to its President and Chief Executive Officer. Under the 2006 Plan, shares available for grant were 3,207,453 as of December 28, 2010.

In connection with the Merger with Jamba Juice Company, the Company assumed the outstanding options under the Jamba Juice Company 1994 Stock Incentive Plan (the "1994 Plan") and the 2001 Equity Incentive Plan (the "2001 Plan"), which provided for granting nonqualified and incentive stock options to employees, nonemployee directors and consultants. No additional grants are available under the 2001 Plan and the 1994 Plan.

Options granted under the 2006 Plan have an exercise price equal to the closing price of the Company's common stock on the grant date. Options granted in 2006 under the 2006 Plan have an exercise price equal to the average of the closing price of the Company's common stock for five trading days, consisting of the two days immediately following the date of grant, the day of the grant, and two days immediately before the date of grant. Options under the 2001 Plan and 1994 Plan were granted at an exercise price equal to or greater than the fair market value of the common stock at the date of the grant, are exercisable for up to 10 years, and vest annually on grant date over a four year period. Options outstanding under the 1994 Plan and the 2001 Plan became fully vested in 2010.

In December 2008, the Company granted an aggregate of 1,500,000 shares of stock options to its new President and Chief Executive Officer, resulting in an increase in the number of shares issued under stock option awards outstanding. This award was granted as an inducement grant outside of the Company's existing equity plans and has a three-year vesting period.

The fair value of options granted was estimated at the date of grant using a Black-Scholes option-pricing model. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The risk-free rate of interest is based on the zero coupon U.S. Treasury rates appropriate for the expected term of the award. For expected life we apply the guidance provided by the SEC Staff Accounting Bulletin No. 110. Expected dividends are zero based on history of not paying cash dividends on the Company's common stock. Expected volatility is based on a 75/25 blend of historic daily stock price observations of the Company's common stock since its inception and historic daily stock price observations of the Company's peers during the period immediately preceding the share-based award grant that is equal in length to the award's expected term. As required by authoritative guidance, estimated forfeitures are included as a part of the grant date estimate. The Company uses historical data to estimate expected employee behaviors related to option exercises and forfeitures. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models or assumptions, nor is there a means to compare and adjust the estimates to actual values, except for annual adjustments to reflect actual forfeitures.

The fair value of stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Fiscal Year Ended December 28, 2010	Fiscal Year Ended December 29, 2009	Fiscal Year Ended December 30, 2008
Weighted-average risk-free interest rate	1.59%	2.03%	2.40%
Expected life of options (years)	6.24	5.0	5.0
Expected stock volatility	65.9%	57.9%	49.4%
Expected dividend yield	0%	0%	0%

A summary of the stock option activities for fiscal years 2009 and 2010 is presented below (shares and dollars in thousands):

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Contractual Term	Aggregate Intrinsic Value
Options outstanding at December 31, 2008	5,069	$3.68		
Options granted	1,270	1.09		
Options exercised	(22)	1.31		
Options canceled	(971)	5.48		
Options outstanding at December 29, 2009	5,346	$2.75		
Options granted	1,083	2.27		
Options exercised	(278)	0.53		
Options canceled	(333)	5.63		
Options outstanding at December 28, 2010	5,818	$2.60	7.92	$5,071
Options vested or expected to vest at December 28, 2010	4,945	$2.75	7.72	$4,546
Options exercisable at December 28, 2010	3,028	$3.47	7.25	$2,765

The intrinsic value of stock options is defined as the difference between the current market value and the exercise price, which is equal to the market value at the time of the grant.

Information regarding options outstanding and exercisable at December 28, 2010 is as follows:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.36 - $0.58	302,167	8.18 years	$ 0.39	233,417	$ 0.38
$0.60 - $0.60	1,500,000	7.93 years	0.60	750,000	0.60
$1.03 - $1.17	185,513	8.45 years	1.08	138,638	1.09
$1.31 - $1.31	1,171,640	7.53 years	1.31	695,500	1.31
$1.79 - $2.19	512,735	8.79 years	1.80	168,216	1.79
$2.22 - $2.22	728,000	9.85years	2.22	—	—
$2.27 - $4.48	621,007	8.19 years	2.94	292,182	3.40
$5.09 - $11.36	744,128	5.79 years	9.96	697,378	10.02
$11.40 - $11.40	12,554	3.31 years	11.40	12,554	11.4
$11.77 - $11.77	40,354	5.10 years	11.77	40,354	11.77
	5,818,098	7.92 years	$ 2.60	3,028,239	$ 3.47

The weighted-average fair value of options granted in fiscal 2010 and fiscal 2009 was $2.27 and $0.61, respectively. At December 28, 2010, 4,945 stock options are expected to vest over the next three years. The remaining expense to amortize is approximately $0.9 million at December 28, 2010.

Share-based compensation expense was $1.1 million, $1.3 million, and $4.2 million for fiscal 2010, fiscal 2009, and fiscal 2008, respectively, and is included in general and administrative expenses in the consolidated statements of operations. No income tax benefit was recorded in fiscal 2010, 2009 and fiscal 2008.

Restricted Stock—During the fiscal year ended December 29, 2009, the Company issued restricted stock units ("RSUs") as permitted under the 2006 Plan. RSUs are charged against the 2006 Plan share reserve on the basis of one share for each unit granted. The fair value of RSUs is determined based on the Company's closing stock price on the date of grant. These RSUs vest and become unrestricted 33.3% on the first anniversary of the grant date and 33.3% per year thereafter. Share-based compensation expense is recognized ratably over the three-year service period for RSUs. The remaining expense to amortize is approximately $0.1 million at December 28, 2010.

Information regarding activity for RSUs outstanding under the 2006 Plan is as follows (shares in thousands):

	Number of shares of RSUs	Weighted-Average Grant Date Fair Value (per share)
RSUs outstanding as of December 30, 2008	—	—
RSUs granted	180	$1.79
RSUs forfeited (canceled)	—	—
RSUs vested	—	—
RSUs outstanding as of December 29, 2009	180	$1.79
RSUs granted	—	—
RSUs forfeited (canceled)	(12)	1.79
RSUs vested	(58)	1.79
RSUs outstanding as of December 28, 2010	110	$1.79

15. INCOME TAXES

The components of the income tax (expense) benefit are as follows (in thousands):

	December 28, 2010	December 29, 2009	December 30, 2009
Current	$ 800	$ 422	$(421)
Deferred	(959)	644	695
Income tax (expense) benefit	$(159)	$1,066	$ 274

The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

	December 28, 2010	December 29, 2009	December 30, 2008
Statutory federal rate	(34.0)%	(34.0)%	(34.0)%
State income taxes less federal benefit	(5.5)	(5.5)	(5.7)
Foreign income taxes	1.0	0.0	0.0
Change in valuation allowance	36.5	34.7	40.6
Nontaxable gain on derivative liability	(0.0)	(0.2)	(2.4)
Stock options	1.8	1.5	1.5
Impairment of goodwill	0.0	0.0	0.2
Other	1.2	(0.7)	(0.4)
	1.0%	(4.2)%	(0.2)%

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification (i.e., current or noncurrent) of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes. The deferred tax asset (liability) consisted of the following temporary differences as of December 28, 2010, and December 29, 2009 (in thousands):

	December 28, 2010	December 29, 2009
Reserves and accruals	$ 10,184	$ 8,188
Total current deferred tax asset	10,184	8,188
Net operating losses	40,269	28,086
Deferred rent	2,384	2,490
Tax credit attributes	1,543	2,188
Basis difference in intangibles	6,194	6,505
Share-based compensation	981	875
Basis difference in fixed assets	13,128	20,073
Basis difference in investments	(157)	(175)
Reserves and accruals	590	984
Other	134	161
Total non-current deferred tax asset	65,066	61,187
Valuation allowance	(75,210)	(68,377)
Total net deferred tax asset	$ 40	$ 998

Tax benefit of net operating losses, temporary differences and credit carryforwards are recorded as an asset to the extent that management assesses that these items are "more likely than not" to be realized. Realization of the future tax benefits is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. A valuation allowance is provided for deferred tax assets when it is "more likely than not" that some portion of the deferred tax asset will not be realized. Because of the Company's recent history of operating losses, management believes the recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance. A valuation allowance has been recorded for the net deferred tax assets at December 28, 2010, which increases the valuation allowance by $6.8 million for the fiscal year ended December 28, 2010. A deferred tax asset of $40,000 remains due to the impact that an uncertain tax position liability has on deferred taxes.

At December 28, 2010 the Company has federal and state net operating loss carryovers of $97.8 million and $110.8 million, respectively, which, if not used earlier, will expire between 2017 and 2031. In addition, the Company also has tax credit carryforwards for federal and state purposes of $.8 million and $0.7 million, respectively, which do not expire.

Based on information available to us, we believe that we underwent an "ownership change" as defined in section 382 of the Internal Revenue Code during the second quarter of our 2009 fiscal year, as a result of our issuance of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock and other prior trading in our stock.

The amount of our taxable income for tax years ending after our ownership change which may be offset by net operating loss carryovers from pre-change years will be subject to an annual limitation, known as a section 382 limitation. We have not yet ascertained the approximate amount of our section 382 limitation, whether we have net unrealized built-in gains or net unrealized built-in losses, the effect on the section 382 limitation of any potential future recognition of net unrealized built-in gains or any net unrealized built-in losses during the 5-year period beginning on the ownership change, and whether any net operating losses are likely to expire unused due to the 20 taxable year net operating loss carry forward period.

Changes in the Company's reserve for uncertain tax positions are as follows (in thousands):

	Fiscal Year Ended December 28, 2010	Fiscal Year Ended December 29, 2009
Beginning balance	$1,115	$1,512
Increases attributable to tax positions taken during prior periods	210	—
Increases attributable to tax positions taken during current periods	—	—
Decreases resulting from lapse of applicable statutes of limitations	—	(397)
Ending balance	$1,325	$1,115

The reserve for uncertain tax positions was $1.3 million and $1.1 million as of December 28, 2010 and December 29, 2009 and is included in other long-term liabilities. If recognized, $23,000 of the reserve would impact the Company's effective tax rate. This balance is the Company's best estimate of potential liability for uncertain tax positions and includes accrued interest related to uncertain tax positions. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law, both legislated and concluded through the various jurisdictions' tax court systems. As of December 28, 2010, approximately $1.0 million of unrecognized tax benefits are expected to reverse in the next twelve months due to the expiration of the statute of limitations.

As of December 28, 2010, the Company is subject to U.S. federal income tax examinations for the tax years ended June 27, 2006 and November 28, 2006 for the subsidiary returns and the tax years ended December 31,

2006 through December 29, 2009 for the consolidated return. The Internal Revenue Service ("IRS") has completed its examinations of the subsidiary's federal income tax return for the tax years ended June 29, 2004 and June 28, 2005. The Company is also subject to state and local income tax examinations for tax returns filed for the years ended June 29, 2004 through December 29,2009.

16. FAIR VALUE MEASUREMENT

The Company measures its cash equivalents at fair value. There is no difference between the fair value and cost of the Company's cash equivalents. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1: Quoted prices are available in active markets for identical assets or liabilities.

Level 2: Inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable.

Level 3: Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions that market participants would use in pricing.

The following table presents financial assets that were accounted for at fair value on a recurring basis as of December 28, 2010 and December 29, 2009 by level within the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3
December 28, 2010			
Assets:			
Cash invested in money market fund[1]	$1,825	—	$—
December 29, 2009			
Assets:			
Cash invested in money market fund[2]	$2,842	—	$—

(1) $1.8 million included in restricted cash on the consolidated balance sheet at December 28, 2010.

(2) $0.5 million included in cash and cash equivalents and $2.3 million included in restricted cash on the consolidated balance sheet at December 29, 2009.

The following table presents assets that were accounted for at fair value on a non-recurring basis and remaining on the consolidated balance sheets as of December 28, 2010 and December 29, 2009. Total losses include losses recognized from all non-recurring fair value measurements for the fiscal years ended December 28, 2010 and December 29, 2009 (in thousands):

	Level 1	Level 2	Level 3
December 28, 2010			
Assets:			
Assets held for sale[1]	—	—	$ 3,877
Long-lived assets[2]	—	—	6,531
Total losses recognized for the fiscal year ended December 28, 2010	—	—	2,778
December 29, 2009			
Assets:			
Assets held for sale[1]	—	—	$ 2,562
Long-lived assets[2]	—	—	12,311
Total losses recognized for the fiscal year ended December 29, 2009	—	—	$12,639

(1) Included in prepaid expenses and other current assets on the consolidated balance sheet.

(2) Included in property, fixtures and equipment, net on the consolidated balance sheet.

For assets that are measured using quoted prices in active markets, fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs. The Company invested cash in money market funds and active exchange funds of $1.8 million and $2.8 million as of December 28, 2010 and December 29, 2009, respectively.

Assets held for sale consists of Company Stores that the Company expects to refranchise. Such assets are recorded at the lower of the carrying amount or fair value less cost to sell. Fair value is determined based on the purchase price in the asset purchase agreement.

17. EMPLOYEE BENEFIT PLAN

The Company maintains a voluntary defined contribution plan covering all eligible employees. Eligible employees may elect to defer and contribute a percentage of their compensation to the plan, not to exceed the dollar amount set by law. During fiscal 2010, the Company matched employees' contributions on a discretionary basis, resulting in a contribution of $0.1 million. In prior years, the Company matched 100% of the first 3%, and 50% for the 4% and 5% of an employees' contributions resulting in contribution for fiscal 2009 and fiscal 2008 of $0.8 million and $1.1 million, respectively.

18. OTHER COMMITMENTS AND CONTINGENCIES

Litigation Related—The Company records a liability for litigation claims and contingencies when payment is probable and the amount of loss can be reasonably estimated.

Two putative class action lawsuits, brought on behalf of former employees, are pending against the Company. These lawsuits, brought in 2009 and 2010, respectively, allege the Company failed to comply with various California labor laws. In August 2010, after engaging in settlement negotiations, the Company reached settlements for two of the lawsuits, each on a California statewide basis. The settlements have been memorialized and approved by the respective courts. The settlements do not include any admission of wrongdoing by the Company. There is no assurance that the terms of the settlements negotiated between the respective parties will be memorialized into definitive settlement agreements, or that the courts will approve of the settlement terms agreed to among the respective parties. However, the Company has established an accrual based on the expected amount the Company will pay under the settlements. The Company is a defendant in other litigation arising in the normal course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company's management, based upon the information available at this time, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the results of operations, liquidity or financial condition of the Company.

Other—The Company has purchase obligations with certain suppliers for certain fruits and dairy for various terms typically ranging from one year to five years. The Company has one contract with a supplier for a 15 year term that ends in 2024. These contracts are commitments to purchase a minimum level of fruit and other items used in the production of the Company's products totaling $116.5 million.

19. RELATED-PARTY TRANSACTIONS

The Company paid $0.2 million and $0.1 million in fiscal 2010 and fiscal 2009, respectively, to Mistral Capital Management, LLC for monitoring fees pursuant to the securities purchase agreement for the sale of its Series B Preferred Stock. Mistral Capital Management, LLC serves as an investment manager to certain funds who hold shares of the Company's Series B Preferred Stock. Two members of the Company's Board of Directors, Andrew R. Heyer and Beth L. Bronner, hold positions as general partner and Managing Director, respectively, of Mistral Capital Management, LLC.

Under an agreement with its Florida joint venture, the Company was reimbursed for incurring employee expenses related to managing and operating certain Florida stores. These reimbursements totaled $2.5 million in fiscal 2008. There were no reimbursements after December 2008, when the Company exercised its right to acquire all of the remaining interest in JJC Florida.

20. UNAUDITED QUARTERLY INFORMATION

(In thousands, except per share amounts)

In accordance with its refranchising initiative, during fiscal 2010 the Company sold 20 stores during the first quarter, 22 stores in the second quarter, 46 stores in the third quarter and 17 stores during the fourth quarter. During fiscal 2009, the Company sold 10 stores during the first quarter, nine stores in the second quarter and eight stores in the fourth quarter. No stores were sold during the third quarter.

	Fiscal Year 2010			
(Dollars in thousands, except share and per share amounts)	Sixteen Weeks Ended April 20, 2010	Twelve Weeks Ended July 13, 2010	Twelve Weeks Ended October 5, 2010	Twelve Weeks Ended December 28, 2010
Revenue:				
Company stores	$78,470	$72,250	$63,922	$ 39,849
Franchise and other revenue	1,958	1,823	2,167	2,214
Total revenue	80,428	74,073	66,089	42,063
Costs and operating expenses (income):				
Cost of sales	19,113	17,124	15,042	10,028
Labor	27,670	21,424	19,665	16,430
Occupancy	12,963	9,363	8,564	7,671
Store operating	10,962	9,896	9,461	8,039
Depreciation and amortization	4,934	3,490	3,085	3,101
General and administrative	10,877	9,361	8,087	8,937
Impairment of long-lived assets	171	2,121	—	486
Other operating, net	(1,176)	(397)	2,655	(471)
Total costs and operating expenses	85,514	72,382	66,559	54,221
(Loss) Income from operations	(5,086)	1,691	(470)	(12,158)
Other income (expense):				
Interest income	24	14	21	14
Interest expense	(177)	(112)	(145)	(113)
Total other expense	(153)	(98)	(124)	(99)
Loss before income taxes	(5,239)	1,593	(594)	(12,257)
Income tax (expense) benefit	(17)	(9)	(174)	41
Net (loss) income	(5,256)	1,584	(768)	(12,216)
Redeemable preferred stock dividends and deemed dividends	(1,803)	(660)	(659)	(955)
Net (loss) income attributable to common stockholders	$ (7,059)	$ 924	$ (1,427)	$(13,171)
(Loss) Earnings per share:				
Basic	$ (0.13)	$ 0.02	$ (0.02)	$ (0.21)
Diluted	$ (0.13)	$ 0.02	$ (0.02)	$ (0.21)

(Dollars in thousands, except share and per share amounts)	Fiscal Year 2009 Sixteen Weeks Ended April 21, 2009	Twelve Weeks Ended July 14, 2009	Twelve Weeks Ended October 6, 2009	Twelve Weeks Ended December 29, 2009
Revenue:				
Company stores	$ 87,019	$81,662	$77,493	$ 49,433
Franchise and other revenue	1,851	1,516	1,498	1,165
Total revenue	88,870	83,178	78,991	50,598
Costs and operating expenses (income):				
Cost of sales	21,207	19,309	19,282	12,871
Labor	31,918	25,395	23,612	19,664
Occupancy	13,748	10,145	10,178	9,817
Store operating	9,839	9,811	10,032	9,052
Depreciation and amortization	6,110	4,344	3,943	3,874
General and administrative	11,723	8,185	8,839	8,297
Impairment of long-lived assets	3,026	7,548	532	1,533
Other operating, net	236	158	3	(2,487)
Total costs and operating expenses	97,807	84,895	76,421	62,621
(Loss) Income from operations	(8,937)	(1,717)	2,570	(12,023)
Other income (expense):				
Gain on derivative liabilities	165	1,432	—	—
Interest income	334	30	21	19
Interest expense	(1,749)	(4,851)	(320)	15
Total other (expense) income	(1,250)	(3,389)	(299)	34
(Loss) Income before income taxes	(10,187)	(5,106)	2,271	(11,989)
Income tax (expense) benefit	(17)	(17)	495	605
Net (loss) income	(10,204)	(5,123)	2,766	(11,384)
Redeemable preferred stock dividends and deemed dividends	—	(226)	(653)	(981)
Net (loss) income attributable to common stockholders	$(10,204)	$ (5,349)	$ 2,113	$(12,365)
Earnings (Loss) per share:				
Basic	$ (0.19)	$ (0.10)	$ 0.04	$ (0.23)
Diluted	$ (0.19)	$ (0.10)	$ 0.04	$ (0.23)

During the fourth quarter of fiscal 2010, the Company recorded $3.0 million for jambacards breakage in other operating, net, which included a one-time benefit of approximately $1.5 million to recognize the effect of changes in the escheatment status in certain states. The adjustment included $0.3 million relating to the fourth quarter of fiscal 2010 and $0.2 million for each of the first three quarters of fiscal 2010.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company's controls are designed to do, and management necessarily was required to apply its judgment in evaluating the risk related to controls and procedures.

In connection with the preparation of this Annual Report on Form 10-K, as of December 28, 2010, an evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 28, 2010. These conclusions were communicated to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 28, 2010. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in Internal Control—Integrated Framework. Based on this assessment, our CEO and CFO concluded that our internal control over financial reporting was effective as of December 28, 2010 based on the criteria set forth by COSO in Internal Control—Integrated Framework.

Our independent registered public accounting firm, KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting. This report appears below.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not Applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Jamba, Inc.:

We have audited Jamba, Inc. and subsidiaries (the Company) internal control over financial reporting as of December 28, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Jamba, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jamba, Inc. and subsidiaries as of December 28, 2010 and December 29, 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years ended December 28, 2010, December 29, 2009 and December 30, 2008, and our report dated March 14, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

San Francisco, California
March 14, 2011

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the Directors of the Company is incorporated herein by reference from the Company's 2011 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2010 fiscal year.

Information regarding the Executive Officers of the Company is contained in Part I of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference from the Company's 2011 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2010 fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as set forth below, information required by Item 12 is incorporated herein by reference from the Company's 2011 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2010 fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated herein by reference from the Company's 2011 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2010 fiscal year.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is incorporated herein by reference from the Company's 2011 Proxy Statement to Stockholders to be filed pursuant to Regulation 14A under the Exchange Act no later than 120 days after the end of the Company's 2010 fiscal year.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Documents filed as part of this report:

(1) List of Financial Statements

The following consolidated financial statements are included herein in Part II, Item 8 of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm;
Consolidated Balance Sheets at December 28, 2010 and December 29, 2009;
Consolidated Statements of Operations for the Years Ended December 28, 2010, December 29, 2009 and December 30, 2008;
Consolidated Statements of Stockholders' Equity for the Years Ended December 28, 2010, December 29, 2009 and December 30, 2008;
Consolidated Statements of Cash Flows for the Years Ended December 28, 2010, December 29, 2009 and December 30, 2008;
Notes to Consolidated Financial Statements

(2) Schedules to Financial Statements:

All financial statement schedules have been omitted because they are either inapplicable or the information required is provided in the Company's Consolidated Financial Statements and Notes thereto or included in Part II, Item 8 of this Annual Report on Form 10-K.

(3) List of Exhibits

Incorporated herein by reference is a list of the Exhibits contained in the Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on the 14th day of March, 2011.

JAMBA, INC.

By: /s/ JAMES D. WHITE

James D. White
Chief Executive Officer and President

POWER OF ATTORNEY

We the undersigned officers and directors of Jamba, Inc., hereby severally constitute and appoint James D. White and Karen L. Luey, or either of them, his attorneys-in-fact, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ JAMES D. WHITE **James D. White**	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	March 14, 2011
/s/ KAREN L. LUEY **Karen L. Luey**	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 14, 2011
/s/ BETH BRONNER **Beth Bronner**	Director	March 14, 2011
/s/ MICHAEL A. DEPATIE **Michael A. Depatie**	Director	March 14, 2011
/s/ RICHARD L. FEDERICO **Richard L. Federico**	Director	March 14, 2011
/s/ ANDREW HEYER **Andrew Heyer**	Director	March 14, 2011
/s/ LESLEY H. HOWE **Lesley H. Howe**	Director	March 14, 2011
/s/ MICHAEL SERRUYA **Michael Serruya**	Director	March 14, 2011
/s/ BRIAN SWETTE **Brian Swette**	Director	March 14, 2011

EXHIBIT INDEX

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.1	Amended and Restated Certificate of Incorporation of the Company.	8-K	001-32552	3.1	December 5, 2006	
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Company.	8-K	001-32552	3.2	December 5, 2006	
3.3	Amended and Restated Bylaws of the Company.	8-K	001-32552	3.3	August 17, 2010	
3.4	Certificate of Designation, Preferences and Rights of the Terms of the Series A Preferred Stock	8-K	001-32552	3.1	October 9, 2008	
3.5	Certificate of Designation of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock	8-K	001-32552	3.1	June 16, 2009	
4.1	Specimen Common Stock Certificate.	S-1	333-122812	4.2	February 14, 2005	
4.2	Rights Agreement, effective as of October 8, 2008 between Jamba, Inc. and Continental Stock Transfer & Trust Company as Rights Agent	8-K	001-32552	4.1	October 9, 2008	
4.3	Registration Rights Agreement dated June 16, 2009 between Jamba, Inc., the Investors and North Point.	8-K	001-32552	4.1	June 16, 2009	
4.4	Form of Warrant issued to North Point Advisors LLC.	8-K	001-32552	4.2	June 16, 2009	
4.5	Amendment No. 1 to the Rights Agreement dated June 16, 2009 between Jamba, Inc. and Continental Stock Transfer & Trust Company as Rights Agent	8-K	001-32552	4.3	June 16, 2009	
10.1	Form of Indemnity Agreement entered into between the Company and its directors, officers and certain other employees.	8-K	001-32552	10.1	December 5, 2006	
10.2	Form of Distribution Agreement by and between Jamba Juice Company and various suppliers.	8-K	001-32552	10.4	December 5, 2006	
10.3	Office Lease for the property located at 6475 Christie Avenue, Emeryville, CA 94608, by and between Jamba Juice Company and Bay Center Office, LLC dated July 28, 2006.	8-K	001-32552	10.5	December 5, 2006	
10.4	Amended and Restated 1994 Stock Incentive Plan.**	8-K	001-32552	10.16	December 5, 2006	

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.5	2001 Equity Incentive Plan.**	8-K	001-32552	10.17	December 5, 2006	
10.6	2006 Employee, Director and Consultant Stock Plan.**	10-K	001-32552	10.18	April 2, 2007	
10.7	Form of Incentive Stock Option Agreement under the 2006 Plan.**	8-K	001-32552	10.19	December 5, 2006	
10.8	Form of Non-Qualified Stock Option Agreement under the 2006 Plan.**	8-K	001-32552	10.20	December 5, 2006	
10.9	Non-employee Director Compensation Policy.**	8-K	001-32552	10.21	December 5, 2006	
10.10	Form of Registration Rights Agreement between Services Acquisition Corp. International and investors, as amended.	8-K	001-32552	10.3	March 16, 2006	
10.11	Distribution Agreement by and between Jamba Juice Company and Southwest Traders, Inc. dated September 1, 2007*	10-K	001-32552	10.27	March 17, 2008	
10.12	Form of Executive Employment Agreement entered into between Jamba Juice Company and each of Karen L. Luey, Thibault de Chatellus, Michael Fox, Steve Adkins, Greg Schwartz and Susan Shields**	8-K	001-32552	10.1	October 14, 2008	
10.13	Employment Agreement dated November 17, 2008 between Jamba Juice Company and James White**	8-K	001-32552	10.1	November 17, 2008	
10.14	Notice of Grant of Non-Qualified Stock Option and Non-Qualified Stock Option Agreement, Dated December 1, 2008, entered into between Jamba, Inc. and James White.**	10-K	001-32552	10.22	December 1, 2008	
10.15	Securities Purchase Agreement dated May 31, 2009 between Jamba, Inc. and the purchasers identified therein (including as exhibits the Form of Certificate of Designation, Form of Registration Rights Agreement and of Amendment No. 1 to Rights Plan.)	8-K	001-32552	10.1	June 2, 2009	
10.16	Form of Restricted Stock Unit Award	8-K	001-32552	10.1	November 18, 2009	
10.17	Form of Notice of Grant of Restricted Stock Units	8-K	001-32552	10.2	November 18, 2009	
10.18	Jamba, Inc. Management Incentive Plan	8-K	001-32552	10.1	December 21, 2010	
14.1	Code of Business Conduct and Ethics.	8-K	001-32552	14.1	December 5, 2006	

Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
21.1	List of Subsidiary.					X
23.1	Consent of Independent Registered Public Accounting Firm–KPMG LLP					X
24	Power of Attorney, included on signature page hereto.					X
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.					X
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.					X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

* This exhibit (or portions thereof) has been filed separately with the Securities and Exchange Commission pursuant to an application for confidential treatment. The confidential portions of this exhibit have been omitted and are marked by an asterisk.

** Management contract, or compensatory plan or arrangement.

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Corporate and Stockholder Information

Board of Directors

Beth Bronner

Michael A. Depatie

Richard L. Federico

Andrew R. Heyer

Lesley H. Howe

Michael Serruya

Brian Swette

James D. White

Officers

James D. White
Chairman of the Board of Directors, President and Chief Executive Officer of the Company and Jamba Juice Company

Karen L. Luey
Senior Vice President and Chief Financial Officer of the Company and Jamba Juice Company

Bruce Schroder
President, Store Operations of Jamba Juice Company

Thibault de Chatellus
Senior Vice President, Global Franchise and Development of Jamba Juice Company

Michael W. Fox
Senior Vice President, General Counsel and Secretary of the Company and Jamba Juice Company

Gregory A. Schwartz
Senior Vice President, Supply Chain of Jamba Juice Company

Susan H. Shields
Senior Vice President and Chief Marketing Officer of Jamba Juice Company

Jamba, Inc.
6475 Christie Ave
Suite 150
Emeryville, CA 94608
Phone 510.596.0100
Fax 510.653.0643

Transfer Agent
Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004

Corporate Counsel
DLA Piper LLP (US)
2000 University Ave
East Palo Alto, CA 94303

Independent Registered Public Accounting Firm
KPMG LLP
55 Second Street, Suite 1400
San Francisco, CA 94105

SEC Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K (exclusive of exhibits) is available without charge upon written request to:

Investor Relations
Jamba, Inc.
c/o ICR, Inc.
441 Lexington Avenue
4th Floor
New York, NY 10017
646.277.1200

Notice of Annual Meeting
Jamba Juice Support Center
6475 Christie Avenue, Suite 150
Emeryville, CA 94608
May 19, 2011
8:00 a.m. (PDT)

Common Shares
Common Shares of Jamba, Inc. are traded on NASDAQ under the symbol JMBA


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